     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 1999.


                                                      REGISTRATION NO. 333-75173
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                GLOBESPAN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           3674                          75-2658218
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                                100 SCHULZ DRIVE
                               RED BANK, NJ 07701
                                 (732) 345-7500
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ROBERT J. MCMULLAN
                            CHIEF FINANCIAL OFFICER
                                GLOBESPAN, INC.
                                100 SCHULZ DRIVE
                               RED BANK, NJ 07701
                                 (732) 345-7500
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

             SCOTT C. DETTMER, ESQ.                           BARRY E. TAYLOR, ESQ.
            GUNDERSON DETTMER STOUGH                         TREVOR J. CHAPLICK, ESQ.
      VILLENEUVE FRANKLIN & HACHIGIAN, LLP               WILSON SONSINI GOODRICH & ROSATI
             155 CONSTITUTION DRIVE                          PROFESSIONAL CORPORATION
              MENLO PARK, CA 94025                   650 PAGE MILL ROAD, PALO ALTO, CA 94303
                 (650) 321-2400                                   (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 22, 1999

                                [GLOBESPAN LOGO]

                                3,250,000 SHARES

                                  COMMON STOCK

     GlobeSpan, Inc. is offering 3,250,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "GSPN." We anticipate that the initial public offering price will be between $9.00 and $11.00 per share. Of the 3,250,000 shares being sold in this offering, we have reserved up to 336,875 shares to offer directly to our directors, officers, employees and other persons having relationships with us, of which up to 150,000 shares have been reserved for our officers. We have also reserved up to 250,000 shares to offer directly to US West, Inc. All such reserved shares shall be sold on the same terms and conditions available to the public.

                         ------------------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                         ------------------------------

                                                              PER SHARE      TOTAL
                                                              ---------      -----
Public Offering Price.......................................   $           $
Underwriting Discounts and Commissions......................   $           $
Proceeds to GlobeSpan.......................................   $           $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters a 30-day option to purchase up to an additional 487,500 shares of common stock to cover over-allotments.

                         ------------------------------

BANCBOSTON ROBERTSON STEPHENS                       DONALDSON, LUFKIN & JENRETTE
                         ------------------------------

SG COWEN                                              THOMAS WEISEL PARTNERS LLC

             THE UNDERSIGNED ARE FACILITATING INTERNET DISTRIBUTION

                E*TRADE SECURITIES                DLJDIRECT INC.

               The date of this prospectus is              , 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO "GLOBESPAN," "WE," "OUR" AND "US" REFER TO GLOBESPAN, INC.

     UNTIL              , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                         ------------------------------

                               TABLE OF CONTENTS

                                                              Page
                                                              ----
Prospectus Summary..........................................     1
Risk Factors................................................     4
Note Regarding Forward-Looking Statements...................    19
Use of Proceeds.............................................    19
Dividend Policy.............................................    19
Certain Information.........................................    19
Capitalization..............................................    20
Dilution....................................................    22
Selected Financial Data.....................................    23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    24
Business....................................................    36
Management..................................................    50
Certain Transactions........................................    61
Principal Stockholders......................................    69
Description of Capital Stock................................    71
Shares Eligible for Future Sale.............................    75
Underwriting................................................    77
Legal Matters...............................................    79
Experts.....................................................    79
Where You Can Find Additional Information...................    80
Index to Financial Statements...............................   F-1

                           -------------------------

       This prospectus contains trademarks and trade names of other companies.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before buying shares in the offering. You should read this entire prospectus carefully.

                                  OUR BUSINESS

     GlobeSpan, Inc. is a leading worldwide developer of advanced digital subscriber line (DSL) integrated circuits (chip sets) which enable high-speed data transmission over the existing network of copper telephone wires known as the local loop. Our products, when deployed at each end of these copper telephone wires, enable data transmission at rates over 100 times faster than today's commonly deployed modem technologies, which transmit data at 56 kilobits per second (Kbps). We sell our integrated circuits as chip sets to manufacturers of DSL equipment for incorporation into products that are sold to telecommunications service providers and end users. To date, we have shipped more than one million DSL chip sets, representing a significant share of this emerging market, to a broad base of leading communications equipment manufacturers, including Ascom Hasler AG, Cisco Systems, LG Information & Communications, NEC Corporation, Paradyne Corporation and Westell Technologies. We do not own or operate our own fabrication facility and Lucent Technologies currently manufactures substantially all of our chip sets.

     Our products target the rapidly growing market for high-speed data transmission applications such as Internet access, telecommuting and networking among branch offices. In order to enable these applications, equipment manufacturers are designing DSL systems around increasingly complex integrated circuits which account for a significant portion of the value-added, proprietary content of such systems. While equipment manufacturers have in-depth systems knowledge, they often lack the core technology and expertise necessary to develop these integrated circuits internally and are turning to DSL integrated circuit developers that possess the core technologies and expertise required to bring high performance, cost-effective solutions to market.

     Our objective is to maximize the number of products that are designed by new and existing customers to incorporate our chip sets. By maximizing the number of such "design wins," we create an opportunity to sell our chip sets in volume quantities, capitalize on the success of any one of our customers' DSL products and increase the likelihood of additional design wins with our customers. While achieving such a design win is not a binding commitment to purchase our product and does not guarantee an order for large volumes of our products, it is a decision by a customer to use our products in the design process of that customer's products. We are successful in capturing design wins because:

     - We have extensive DSL development experience, including six years of field experience in implementing DSL technology;

     - We have sold over one million DSL chip sets, which represents a significant market share of the DSL integrated circuit market;

     - We offer a broad suite of DSL chip sets;

     - Our DSL chip sets provide high performance processing power, enabling billions of operations per second;

     - Our DSL chip sets create software flexibility, enabling our customers to enhance or reconfigure their products through software downloads;

     - Our DSL chip sets offer a competitive total system cost;

     - We apply advanced systems-level expertise;

     - We sell comprehensive reference design guides and offer strong technical support to accelerate customers' time to market; and

     - Our DSL chip sets are designed to comply with industry standards.

     We believe these advantages and design attributes position us as the preferred design partner and chip set supplier for DSL equipment manufacturers. Our strategy is to maintain and grow our leading design win position by:

     - Targeting all applications in the DSL market and providing the chip set technologies necessary to enable these applications;

     - Strengthening and broadening our technology competencies to maintain our leading position in the DSL market;

     - Leveraging our advanced systems-level expertise to develop and offer chip sets that can be cost effectively incorporated into complete DSL systems; and

     - Continuing to actively participate in the formulation of critical standards for the high-speed data transmission market.

     We were formed as an independent company in July 1996 as part of the divestiture of AT&T Paradyne Corporation by Lucent Technologies. We commenced operations in August 1996. Prior to the divestiture, our business was operated as the Advanced Transmission Technology Division of AT&T Paradyne Corporation.

                                  THE OFFERING

Common stock offered by GlobeSpan.........    3,250,000 shares
Common stock to be outstanding after this
offering..................................    17,416,573 shares
Use of proceeds...........................    We intend to use the estimated
                                              $28.5 million net proceeds from
                                              this offering to retire
                                              approximately $4.9 million of
                                              indebtedness to Communication
                                              Partners, L.P., a related party,
                                              to loan Mr. Geday, our President
                                              and Chief Executive Officer,
                                              approximately $1.4 million for the
                                              payment of withholding taxes in
                                              connection with his early exercise
                                              of options to purchase our common
                                              stock and for working capital,
                                              repayment of other indebtedness,
                                              potential acquisitions of
                                              technology or businesses and other
                                              general corporate purposes.

Proposed Nasdaq National Market symbol....    GSPN
------------------------------

     The foregoing information is based upon shares outstanding as of March 31, 1999, the assumed conversion of our Series A preferred stock into 1,461,454 shares of common stock, the completion of a one-for-three reverse stock split and the exercise of our warrant held by Lucent Technologies into 430,500 shares of common stock. The foregoing information excludes the underwriters' over-allotment option, up to an aggregate of 500,000 shares of common stock issuable upon the exercise of outstanding warrants and 4,018,181 shares of common stock reserved for issuance under our equity incentive and stock plans.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     PREDECESSOR COMPANY                                 THE COMPANY
                                 ---------------------------   ----------------------------------------------------------------
                                                     SEVEN         FIVE
                                    YEAR ENDED       MONTHS       MONTHS            YEAR ENDED            THREE MONTHS ENDED
                                   DECEMBER 31,      ENDED        ENDED            DECEMBER 31,                MARCH 31,
                                 ----------------   JULY 31,   DECEMBER 31,   -----------------------   -----------------------
                                  1994      1995      1996         1996          1997         1998         1998         1999
                                 -------   ------   --------   ------------   ----------   ----------   ----------   ----------
                                   (UNAUDITED)                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues...................  $   380   $6,685   $ 1,597         $2,360       $22,546      $31,464       $7,568      $ 8,641
Gross profit...................      380    6,685     1,597          1,864        14,981       21,582        5,720        4,621
(Loss) income from
  operations...................   (4,593)     765    (2,419)          (800)        1,051       (7,912)         778       (3,687)
Interest income (expense),
  net..........................       --       --        --             --            91         (134)          14         (182)
Net (loss) income..............  $(4,593)  $  765   $(2,419)        $ (800)       $  842      $(7,829)       $ 516      $(3,869)
                                                                    ------        ------       ------        -----       ------
                                                                    ------        ------       ------        -----       ------
(Loss) earnings per share:
  Basic........................                                     $(0.07)      $  0.07      $ (0.65)      $ 0.04      $ (0.32)
                                                                    ------        ------       ------        -----       ------
                                                                    ------        ------       ------        -----       ------
  Diluted......................                                     $(0.07)      $  0.07      $ (0.65)      $ 0.04      $ (0.32)
                                                                    ------        ------       ------        -----       ------
                                                                    ------        ------       ------        -----       ------
Shares used in computing (loss)
  earnings per share:
  Basic........................                                 11,437,500    11,515,538   12,084,711   11,906,674   12,137,589
  Diluted......................                                 11,437,500    12,706,432   12,084,711   12,586,663   12,137,589

                                                                  MARCH 31, 1999
                                                              -----------------------
                                                                           PRO FORMA
                                                              ACTUAL      AS ADJUSTED
                                                              -------     -----------
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   146       $32,685
Working capital (deficit)...................................   (5,882)       27,445
Total assets................................................   14,261        48,248
Long-term liabilities, less current portion.................    5,391           491
Total stockholders' (deficit) equity........................   (5,024)       34,651

     The financial data under the heading "Predecessor Company" is for our business when it was the Advanced Transmission Technology Division of AT&T Paradyne Corporation. We were formed in July 1996 as part of the divestiture of AT&T Paradyne Corporation by Lucent Technologies and commenced operations in August 1996. For more information on the divestiture, see "Certain Transactions" and Note 1 of the Notes to Financial Statements.

     See Note 9 of the Notes to Financial Statements for an explanation of the method used to calculate earnings per share. Earnings per share data is not presented for the Predecessor Company since the Predecessor Company did not have its own capital structure. As a result, this information would not be meaningful.

     The balance sheet data as of March 31, 1999, as adjusted, gives effect to
(a) our receipt of the net proceeds from the sale of shares of common stock offered hereby at an assumed public offering price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, (b) the net exercise of the outstanding warrant held by Lucent Technologies, (c) the repayment of certain indebtedness, (d) the extension of a loan to Mr. Geday, our President and Chief Executive Officer, for the payment of withholding taxes in connection with his early exercise of options to purchase our common stock and (e) the sale of 1,461,454 shares of Series A preferred stock in May 1999 and the conversion of such shares to common stock upon completion of this offering. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

WE HAVE ONLY BEEN OPERATING AS AN INDEPENDENT COMPANY SINCE AUGUST 1996, AND
  THIS LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR PROSPECTS

     We have only been operating as an independent company since August 1996, and we only began shipping chip sets in volume in January 1997. We have not had a long history of generating significant revenues. Many of our chip sets have only recently been introduced. As a result of our limited operating history, we have limited historical financial data that can be used in evaluating our business and its prospects and in projecting future operating results. You must consider our prospects in light of the risks, expenses and difficulties we might encounter because we are at an early stage of development in a new and rapidly evolving market.

OUR QUARTERLY OPERATING RESULTS WILL FLUCTUATE BECAUSE OF MANY FACTORS, AND MAY
  CAUSE OUR STOCK PRICE TO FLUCTUATE

     Our revenues and operating results have varied in the past and are likely to vary in the future from quarter to quarter. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of any one quarter or series of quarters as an indication of our future performance.

     It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. In such event, the market price of our common stock may decline significantly.

     These variations in our operating results will likely be caused by factors related to the operation of our business, including:

     - Variations in the timing and size of chip set orders from, and shipments to, our existing and new customers;

     - Loss of a significant customer, or a significant decrease in purchases by significant customers, such as Cisco Systems or NEC Corporation;

     - The mix of chip sets shipped with different gross margins, including the impact of volume purchases from our large customers at discounted average selling prices;

     - The availability of foundry capacity and the expense of having our chip sets manufactured by Lucent Technologies or other foundries in the future;

     - The timing and size of expenses, including operating expenses and expenses of developing new products and product enhancements; and

     - Our ability to attract and retain key personnel.

     These variations will also be caused by factors related to the development of the DSL market and the competition we face from other DSL chip set suppliers, including:

     - The timing and rate of deployment of DSL services by telecommunications service providers;

     - The timing and rate of deployment of alternative high-speed data transmission technologies, such as cable modems and high-speed wireless data transmission;

     - Anticipated decreases in per unit prices as competition among DSL chip set suppliers increases; and

     - The level of market penetration of our chips sets relative to those of our competitors.

     These variations will also be caused by other factors affecting our business, many of which are substantially outside of the control of our management, including:

     - Costs associated with future litigation, including litigation relating to the use or ownership of intellectual property;

     - Acquisition costs or other non-recurring charges in connection with the acquisition of companies, products or technologies;

     - Foreign currency and exchange rate fluctuations which may make our dollar-denominated products more expensive in foreign markets or could expose us to currency rate fluctuation risks if our sales become denominated in foreign currencies; and

     - General global economic conditions which could adversely affect sales to our customers.

WE EXPECT THAT PRICE COMPETITION AMONG DSL CHIP SET SUPPLIERS AND VOLUME
  PURCHASES BY LARGE CUSTOMERS WILL REDUCE OUR GROSS MARGINS IN THE FUTURE

     We expect that price competition among DSL chip set suppliers and volume purchases of our chip sets at discounted prices will reduce our gross margins in the future. We anticipate that average per unit selling prices of DSL chip sets will continue to decline as product technologies mature. Since we do not manufacture our own products, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices. Many of our competitors are larger with greater resources and therefore may be able to achieve greater economies of scale and would be less vulnerable to price competition.

     Further, we expect that average per unit selling prices of our chip sets will decrease in the future due to volume discounts to our large customers. These declines in average per unit selling prices will generally lead to declines in gross margins for these products. For example, Paradyne Corporation is currently entitled to purchase our chip sets at preferential prices. If Paradyne Corporation increases its orders from us, our gross margins could be materially adversely affected.

WE HAVE A HISTORY OF LOSSES, AND WE EXPECT TO INCUR LOSSES IN THE FUTURE

     Our failure to significantly increase our revenues would result in continuing losses. We incurred net losses of $0.8 million in the five months ended December 31, 1996, earned net income of $0.8 million in 1997 and incurred net losses of $7.8 million in 1998 and $3.9 million in the three months ended March 31, 1999. As of March 31, 1999, we had an accumulated deficit of $11.7 million. We expect to incur net losses for the foreseeable future, and these losses may be substantial. Further, we expect to incur substantial negative cash flow in the future. Because of continuing substantial capital expenditures and product development, sales, marketing and administrative expenses, we will need to generate significant quarterly revenues to achieve profitability and positive cash flow. Even if we do achieve profitability and positive cash flow, we may not be able to sustain or increase profitability or cash flow on a quarterly or annual basis.

THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A LOSS OF A
  SIGNIFICANT AMOUNT OF OUR REVENUES

     A relatively small number of customers account for a large percentage of our net revenues. Our business will be seriously harmed if we do not generate as much revenue as we expect from these customers, or experience a loss of any of our significant customers, particularly Cisco Systems or NEC Corporation, or suffer a substantial reduction in orders from such customers. In the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1999, our customers who individually represented at least five percent of our net revenues accounted for 85.5%, 72.6%, 70.1% and 65.7%, respectively, of our net revenues. In 1996, our top three customers were Lucent Technologies, LG Information & Communications and Ascom Hasler AG, which accounted for 27.2%, 15.9% and 12.0% of our net revenues, respectively. In 1997, our top three customers were LG Information & Communications, Ascom Hasler AG and Westell Technologies, which accounted for 21.4%, 12.5% and 9.6% of our net revenues, respectively. In 1998, our top three customers were Cisco Systems, NEC Corporation and Ascom Hasler AG, which accounted for 48.3%, 12.6% and 9.2% of our net revenues, respectively. In the three months ended March 31, 1999, our top three customers were Cisco Systems, NEC Corporation and Ascom Hasler AG, which accounted for 39.4%, 9.7% and 9.0% of our net revenues, respectively. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our products and these customers could cease purchasing our products at any time. Furthermore, it is possible that DSL equipment manufacturers, such as Cisco Systems, NEC Corporation and Ascom Hasler AG, may design and develop internally, or acquire, their own chip set technology, rather than continue to purchase chip sets from third parties such as us. We expect that sales of our products to relatively few customers will continue to account for a significant portion of our net revenues for the foreseeable future.

BECAUSE OF OUR LONG PRODUCT DEVELOPMENT PROCESS AND SALES CYCLE, WE MAY INCUR
  SUBSTANTIAL EXPENSES BEFORE WE EARN ASSOCIATED NET REVENUES AND MAY NOT ULTIMATELY SELL A LARGE VOLUME OF OUR PRODUCTS

     We develop products based on forecasts of demand and incur substantial product development expenditures prior to generating associated revenues. We sell our products based on individual purchase orders. Our customers are not obligated by long-term contracts to purchase our chip sets. In addition, we do not receive orders for our chip sets during the period that potential customers test and evaluate our chip sets. This test and evaluation period typically lasts from three to six months or longer, and volume production of the DSL equipment manufacturer's product that incorporates our chip sets typically does not begin until this test and evaluation period has been completed. In addition, we do not have a substantial non-cancelable backlog of orders and our customers can generally cancel or reschedule orders upon short notice. As a result, a significant period of time may lapse between our product development and sales efforts and our realization of revenues from volume ordering of our products by our customers, or we may never realize revenues from our efforts. Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our products. Rather, it is a decision by a customer to use our products in the design process of that customer's products. A customer can choose at any time to discontinue using our products in that customer's designs or product development efforts. If our products are chosen to be incorporated into a customer's products, we may still not realize significant revenues from that customer if that customer's products are not commercially successful.

IF WE DO NOT ACHIEVE DESIGN WINS WITH KEY EQUIPMENT MANUFACTURERS, WE MAY BE
  UNABLE TO SECURE DESIGN WINS FROM THESE CUSTOMERS IN THE FUTURE

     Once a DSL equipment manufacturer has designed a supplier's chip set into its products, the DSL equipment manufacturer may be reluctant to change its source of chip sets due to the significant costs associated with qualifying a new supplier. Accordingly, the failure to achieve design wins with key DSL equipment manufacturers who have chosen a competitor's chip set could create barriers to future sales opportunities with such DSL equipment manufacturers.

RAPID CHANGES IN THE MARKET FOR DSL CHIP SETS MAY RENDER OUR CHIP SETS OBSOLETE
  OR UNMARKETABLE

     The market for chip sets for DSL products is characterized by:

     - Intense competition;

     - Rapid technological change;

     - Frequent new product introductions by our competitors;

     - Changes in customer demands; and

     - Evolving industry standards.

     Any of these factors could make our products obsolete or unmarketable. To compete, we must innovate and introduce new products. If we fail to successfully introduce new products on a timely and cost-effective basis that meet customer requirements and are compatible with evolving industry standards, then our business, financial condition and results of operations will be seriously harmed.

     For example, DSL products utilize different coding techniques to transmit data reliably over copper telephone wires. These coding techniques, or line codes, include two bits per quadrant (2B1Q), carrierless amplitude phase modulation (CAP), discrete multitone modulation (DMT) and pulse amplitude modulation (PAM). To date, most large volume DSL service deployments have used the 2B1Q and CAP line codes. Recently, U.S. and international standards bodies have defined additional standards specifications which incorporate the DMT and PAM line codes for DSL applications. Although we have recently introduced products based on these standards, substantially all of our product revenues to date have come from the sale of chip sets that use the CAP line code. We have not commercially shipped chip sets based on the 2B1Q, DMT or PAM line codes and we cannot be certain that these chip sets will be successful.

LUCENT TECHNOLOGIES GRANTED TO US INTELLECTUAL PROPERTY RIGHTS THAT ARE SUBJECT
  TO RESTRICTIONS, AND THE SCOPE, OR DISPUTES ABOUT THE SCOPE, OF THESE RESTRICTIONS COULD HARM OUR ABILITY TO SELL OUR PRODUCTS

     Upon our formation, Lucent Technologies granted to us a number of intellectual property rights. All of these rights are subject to various restrictions and/or conditions. We believe that we currently have all the intellectual property rights from Lucent Technologies that we need to continue to conduct our business. We also believe that we are exercising the rights granted to us by Lucent Technologies within the scope of the applicable restrictions and/or conditions. Nevertheless, the provisions of the agreement describing the scope of the license and immunity rights and restrictions are ambiguous and Lucent Technologies might not agree with our interpretations. If Lucent Technologies adopts a conflicting interpretation or otherwise asserts that we do not have the rights we think we have, we will need to defend ourselves or negotiate for additional rights. It is even possible that we could be prevented from selling some of our products that depend on these rights or immunities. In any case, the process of negotiation or defense would be time-consuming and expensive, and whether or not it is successful would have a negative impact on our ability to conduct our business.

LUCENT TECHNOLOGIES MANUFACTURES SUBSTANTIALLY ALL OF OUR CHIP SETS, AND ANY
  DISRUPTION IN THIS RELATIONSHIP COULD PREVENT US FROM SELLING OUR PRODUCTS

     We do not own or operate a semiconductor fabrication facility. We depend on Lucent Technologies to timely deliver to us sufficient quantities of fully-assembled and tested chip sets on a turnkey basis. We have had a series of manufacturing arrangements with Lucent Technologies, the latest of which became effective in March 1999. This agreement, however, does not guarantee that Lucent Technologies will adequately fill our orders for current chip sets (either in quantity or timing), or that we will be able to negotiate mutually satisfactory terms for manufacturing our future chip sets. Any disruption in availability of our products would have a serious adverse impact on our business. If we are required for any reason to seek a new manufacturer of our chip sets, a new manufacturer of our chip sets may not be available and in any event switching to a new manufacturer would require six months or more and would involve significant expense and disruption to our business. From time to time there are shortages in worldwide foundry capacity. Such shortages, if they occur, could make it more difficult for us to find a new manufacturer of our chip sets if our relationship with Lucent Technologies is terminated for any reason.

IF WE ARE REQUIRED TO SEEK A NEW MANUFACTURER OF OUR CHIP SETS, WE WILL BE
  REQUIRED TO MODIFY OUR PRODUCTS WHICH WILL BE COSTLY AND WILL REQUIRE OUR CUSTOMERS TO REDESIGN THEIR PRODUCTS

     Each of our DSL products contains two chips: a digital signal processing chip and an analog front end chip. Lucent Technologies manufactures both the digital signal processing chip and the analog front end chip. Our chip sets utilize certain circuits owned by Lucent Technologies, and we do not have a license to these circuits. Although we have independently designed functionally equivalent circuits, we have not established a manufacturing source for chip sets that use these replacement circuits, and such chip sets have never been produced. Further, replacing our chip sets that use circuits owned by Lucent Technologies with newly designed products that use our own replacement circuits may in turn require our customers to redesign or re-qualify their products in certain respects. Establishing additional sources for manufacturing our products independent of the circuits owned by Lucent Technologies would be expensive and disruptive to our business.

WE COULD BECOME INVOLVED IN DISPUTES WITH LUCENT TECHNOLOGIES, AND ANY SUCH
  DISPUTE WOULD BE COSTLY AND TIME CONSUMING AND COULD BE RESOLVED ADVERSELY TO
  US

     Although we do not currently anticipate any dispute with Lucent Technologies, because Lucent Technologies is a source of our intellectual property, the principal manufacturer of our chip sets, a significant stockholder, a competitor and a potential customer, we could in the future become involved in disputes with Lucent Technologies. This risk is heightened by the ambiguity inherent in the divestiture agreements among Lucent Technologies, Paradyne Corporation and us. We cannot be certain that we would prevail in any such dispute and, regardless of whether we prevail, any such dispute would be expensive and time-consuming and would harm our business. Further, because we rely on Lucent Technologies, we may be reluctant to enforce our rights in any such dispute. For example, we recently sent Lucent Technologies a letter that inquired whether Lucent Technologies was misappropriating our intellectual property in connection with the development of a competing DSL chip set. In response to discussions with Lucent Technologies about this letter, we have decided not to pursue any claim against Lucent Technologies in connection with past acts relating to digital subscriber loop analog chip (DSLAC) technology. Lucent Technologies also has a warrant to purchase our common stock which provides that we shall not enter into any transaction directly or indirectly, with or for the benefit of any related party other than transactions entered into on a basis no less favorable to us than would be obtainable in a comparable arms' length transaction with a third party that is not a related party. We have entered into several transactions with Paradyne Corporation and Communication Partners, L.P., who are related parties, and we can not assure you that Lucent Technologies would conclude that all of these transactions were on terms obtainable in a comparable arms' length transaction.

THE NATURE OF OUR RELATIONSHIP WITH, AND SUBSTANTIAL DEPENDENCE ON, LUCENT
  TECHNOLOGIES MAY PROVIDE LUCENT TECHNOLOGIES WITH AN ADVANTAGE AS A COMPETITOR OF OURS

     Lucent Technologies is a competitor of ours. Additionally, Lucent Technologies is a source of our intellectual property, the principal manufacturer of our chip sets and a significant stockholder of ours. Upon our formation, Lucent Technologies retained a license to use all patents that were assigned to us, including in products that compete with our chip sets. Lucent Technologies' ability to compete with us could be enhanced by this license. Furthermore, our substantial dependence on Lucent Technologies could provide Lucent Technologies with the ability to more effectively compete with us.

WE MAY BE REQUIRED TO OBTAIN LICENSES ON ADVERSE TERMS TO SELL INDUSTRY STANDARD
  COMPLIANT CHIP SETS

     We have received correspondence, including a proposed licensing agreement, from Amati Corporation (which was recently acquired by Texas Instruments) stating that they believe that they own a number of patents that are required to be compliant with the American National Standards Institute (ANSI) standard specification T1.413. This industry standard is based on the DMT line code. We have introduced products that we believe are compliant with this industry standard, and we may be required to obtain a license to these Amati Corporation patents. We are currently evaluating the patents and proposed licensing terms. If these patents are valid and essential to the implementation of products that are compliant with this industry standard, then Amati Corporation may be required to offer us a license on commercially reasonable, non-discriminatory terms. Because there are currently no established terms for such a license, we may be unable to agree with Amati Corporation on acceptable license terms. If these patents are valid, but not essential to the implementation of products that are compliant with this industry standard, and they apply to our products and we do not modify our products so they become non-infringing, then Amati Corporation would not be obligated to offer us a license on reasonable terms or at all. If we are not able to agree on license terms and as a result fail to obtain a required license, then we could be sued and potentially be liable for substantial monetary damages or have the sale of our products stopped by an injunction. We could also be subject to similar claims like the Amati Corporation claim by third parties in the future.

THIRD-PARTY CLAIMS REGARDING INTELLECTUAL PROPERTY MATTERS COULD CAUSE US TO
  STOP SELLING OUR PRODUCTS OR PAY MONETARY DAMAGES

     There is a significant risk that third parties, including current and potential competitors, will claim that our products, or our customers' products, infringe on their intellectual property rights. The owners of such intellectual property rights may bring infringement claims against us. Any such litigation, whether or not determined in our favor or settled by us, would be costly and divert the attention of our management and technical personnel. For example, on February 5, 1997 we received an inquiry from Telecommunications Research Laboratories as to whether our product lines in the area of rate adaptive digital subscriber loop technology may be infringing any of the claims of U.S. patent no. 5,023,869 held by Telecommunications Research Laboratories. Upon review of such patent, we responded in a letter dated March 11, 1997 that our products based on rate adaptive digital subscriber loop technology do not infringe any claims of patent no. 5,023,869. Inquiries with respect to the coverage of our intellectual property, such as the Telecommunications Research Laboratories' inquiry, could develop into litigation. Further, one of our customers received a letter dated March 22, 1996 from Telebit Corporation (which was subsequently acquired by Cisco Systems) claiming that it owns patents it believes are essential to, and useful in the manufacture, use and sale of products complying with the American National Standards Institute ASDSL standard T1.413-1995. We examined the merits of Telebit Corporation's claims in light of our then current products that used the CAP line code, but we have not reviewed the merits of the claim with respect to our recently introduced chip sets that use the DMT line code. In the event of an adverse ruling for an intellectual property infringement claim, we could be required to obtain a license or pay substantial damages or have the sale of our products stopped by an injunction. In addition, if a customer of our chip sets cannot acquire a required license on commercially reasonable terms, that customer may choose not to use our chip sets. We have obligations to indemnify our customers under some circumstances for infringement of third-party intellectual property rights. From time to time we receive letters from customers inquiring as to the scope of these indemnity rights; for example, in June 1999, we received a letter from Paradyne Corporation (a customer and affiliated company), informing us that Paradyne had received a letter from a third-party suggesting that some of the third-party's patents may be infringed by Paradyne products. We evaluate all letters of this nature to determine whether we have an indemnity obligation and take appropriate steps. For example, our preliminary review of the letter from Paradyne and the claims made by the third-party suggests that the third-party's patents, if infringed, would be infringed by technology used by our suppliers (with whom we have reciprocal indemnity agreements) and not by our technology, and, therefore, there is no material risk to us; we will continue our review of this (and all other) claims, and take additional steps, if appropriate. If any claims from third-parties required us to indemnify customers (including Paradyne) under our agreements, the costs could be substantial and our business could be harmed.

DESPITE OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY GAIN
  ACCESS TO OUR PROPRIETARY TECHNOLOGY AND USE IT TO COMPETE WITH US

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. For example, in

June 1998, we filed suit against three former employees who recently began employment with one of our competitors.

     We rely primarily on a combination of patents, copyrights, trademarks, trade secret laws, contractual provisions, licenses and maskwork protection under the Federal Semiconductor Chip Protection Act of 1984 to protect our intellectual property. In particular, we rely on these measures to protect our intellectual property because, as a fabless semiconductor company, we have third parties, including competitors such as Lucent Technologies, manufacture our chip sets. We also enter into confidentiality agreements with our employees, consultants and customers and seek to control access to, and distribution of, our other proprietary information. There is no guarantee that such safeguards will protect our intellectual property and other valuable competitive information.

     In connection with our private placement of Series A preferred stock to Intel Corporation, we agreed not to sue Intel Corporation for any violation by it of our patent rights. This agreement terminates if Intel Corporation sues us for any infringement by us of its patent rights. This agreement not to sue could enable Intel Corporation to compete more effectively against us.

OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY MAY BE LESS EFFECTIVE IN SOME
  FOREIGN COUNTRIES WHERE INTELLECTUAL PROPERTY RIGHTS ARE NOT WELL PROTECTED BY LAW OR ENFORCEMENT

     The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in such countries, some of which are countries in which we have sold and continue to sell products. There is a risk that our means of protecting our proprietary rights may not be adequate. For example, our competitors may independently develop similar technology, duplicate our products or design around our patents or our other intellectual property rights. If we fail to adequately protect our intellectual property, it would be easier for our competitors to sell competing products.

OUR INDUSTRY IS HIGHLY COMPETITIVE, AND WE CANNOT ASSURE YOU THAT WE WILL BE
  ABLE TO EFFECTIVELY COMPETE

     The DSL chip set market is intensely competitive. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. We believe that we must compete on the basis of a variety of factors, including:

     - Time to market;

     - Functionality;

     - Conformity to industry standards;

     - Performance;

     - Price;

     - Breadth of product lines;

     - Product migration plans; and

     - Technical support.

     We believe our principal competitors include Alcatel, Analog Devices, Centillium Technology Corporation, Conexant Systems, Level One Communications, Lucent Technologies, MetaLink, Motorola and Texas Instruments. In addition to these competitors, there have been growing numbers of announcements by other integrated circuit companies that they intend to enter the DSL chip set market.

     Many of our competitors have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have pre-existing relationships with our customers or potential customers. These competitors may compete effectively with us because of the above-listed factors and because they more quickly introduce new technologies, more rapidly or effectively address customer requirements or devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

     Further, many of our customers face competition from companies, such as Orckit Communications and PairGain Technologies, which design their own chip sets. Because these companies do not purchase all of their chip sets from suppliers such as us, if these competitors displace our customers in the DSL equipment market, our customers would no longer need our products.

OTHER TECHNOLOGIES FOR THE HIGH-SPEED DATA TRANSMISSION MARKET WILL COMPETE
  EFFECTIVELY WITH DSL SERVICES

     DSL services are competing with a variety of different high-speed data transmission technologies, including cable modems, satellite and other wireless technologies. Many of these technologies will compete effectively with DSL services. All of our chip sets are deployed in networks that use standard copper telephone wires. Copper telephone wires have physical properties that limit the speed and distance over which data can be transmitted. In general, data transmission rates over copper telephone wires are slower over longer distances and faster over shorter distances. If any technology that is competing with DSL technology is more reliable, faster, less expensive, reaches more customers or has other advantages over DSL technology, then the demand for our chip sets and our revenues and gross margins may decrease.

OUR EXECUTIVE OFFICERS AND KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS, AND THESE
  OFFICERS AND PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE

     We depend upon the continuing contributions of our key management, sales, customer support and product development personnel. The loss of such personnel could seriously harm us. Only Armando Geday, our President and Chief Executive Officer, is subject to an employment agreement; however, we cannot be sure that we can retain Mr. Geday's services. In addition, we have not obtained key-man life insurance on any of our executive officers or key employees. Because DSL technology is specialized and complex, we need to recruit and train qualified technical personnel. However, there are many employers competing to hire qualified technical personnel and we have had difficulty attracting and retaining such personnel. We expect to continue to have difficulty hiring and retaining qualified personnel. Further, our competitors have recruited our employees and may do so in the future.

IF LEADING DSL EQUIPMENT MANUFACTURERS DO NOT INCORPORATE OUR CHIP SETS IN
  SUCCESSFUL PRODUCTS, SALES OF OUR PRODUCTS WILL SIGNIFICANTLY DECLINE

     We rely upon DSL equipment manufacturers, such as Cisco Systems and NEC Corporation, to design our chip sets into their DSL products. We further rely on these products to be successful, and if they are not, we will not sell our chip sets in volume quantities. Accordingly, we must correctly anticipate the price, performance and functionality requirements of these DSL equipment manufacturers. We must also successfully develop products that meet these requirements and make such products available on a timely basis and in sufficient quantities. Further, if there is consolidation in the DSL equipment manufacturing industry, or if a small number of DSL equipment manufacturers otherwise dominate the market for DSL equipment, then our success will depend upon our ability to establish and maintain relationships with these market leaders. If we do not anticipate trends in the DSL market and meet the requirements of DSL equipment manufacturers, or if we do not successfully establish and maintain relationships with leading DSL equipment manufacturers, then our business, financial condition and results of operations will be seriously harmed.

SUBSTANTIAL SALES OF OUR CHIP SETS WILL NOT OCCUR UNLESS TELECOMMUNICATIONS
  SERVICE PROVIDERS INITIATE SUBSTANTIAL DEPLOYMENT OF DSL SERVICES

     The success of our products is dependent upon the decision by telecommunications service providers to deploy DSL technologies and the timing of the deployment. Factors that will impact such deployment include:

     - A prolonged approval process, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment;

     - The development of a viable business model for DSL services, including the capability to market, sell, install and maintain DSL services;

     - Cost constraints, such as installation costs and space and power requirements at the telecommunications service provider's central office;

     - Varying and uncertain conditions of the local loop, including the size and length of the copper wire, electrical interference and interference with existing voice and data telecommunications services;

     - Challenges of interoperability among DSL equipment manufacturers' products;

     - Evolving industry standards for DSL technologies; and

     - Government regulation.

     Although a number of telecommunications service providers have commenced commercial deployment of DSL services using DSL products that incorporate our chip sets, if these telecommunications service providers do not expand their deployment of DSL services, or if additional telecommunications service providers do not offer DSL services on a timely basis, then our business, financial condition and results of operations will be seriously harmed.

THE RECENT RAPID EXPANSION IN OUR OPERATIONS AND THE ASSUMPTION OF SERVICES
  PREVIOUSLY PERFORMED FOR US BY PARADYNE CORPORATION HAS PLACED A STRAIN ON OUR MANAGEMENT AND PERSONNEL AND OTHER RESOURCES

     Since our formation, Paradyne Corporation has provided us with certain services, including legal, accounting and tax support, information systems and facilities management. Although we now perform many of these functions, Paradyne Corporation still provides certain services, such as insurance and retirement plan administration. We expect to perform an increasing number of the remaining services currently provided by Paradyne Corporation. If we do not successfully manage this transition, our business, financial condition and results of operations will be seriously harmed. Further, from December 31, 1997 to March 31, 1999, we increased from 93 to 178 total employees. This growth has placed and will continue to place a significant strain upon our management, operating and financial systems and other resources. To accommodate this expansion of operations, we must continue to implement and improve information systems, procedures and controls and expand, train, motivate and manage our work force.

SALES TO CUSTOMERS BASED OUTSIDE OF THE UNITED STATES HAVE ACCOUNTED FOR A
  SIGNIFICANT PORTION OF OUR REVENUES, WHICH EXPOSES US TO INHERENT RISKS OF INTERNATIONAL BUSINESS

     The following table shows the percentage of our net revenues which we derived from sales to customers based outside of the United States for the time periods indicated:

                 TIME PERIOD                PERCENTAGE OF NET REVENUES
                 -----------                --------------------------
    Five Months Ended December 31, 1996              40.0  %
    Year Ended December 31, 1997                     49.2  %
    Year Ended December 31, 1998                     32.6  %
    Three Months Ended March 31, 1999                42.3  %

     We expect that sales to such international customers will continue to account for a significant portion of our net revenues for the foreseeable future. Accordingly, we are subject to risks inherent in our international business activities, including:

     - Unexpected changes in regulatory requirements;

     - Tariffs and other trade barriers, including current and future import and export restrictions;

     - Difficulties in collecting accounts receivables;

     - Difficulties in staffing and managing international operations;

     - Potentially adverse tax consequences, including restrictions on the repatriation of earnings;

     - The burdens of complying with a wide variety of foreign laws (particularly with respect to intellectual property) and license requirements;

     - The risks related to international political instability and to the recent global economic turbulence and adverse economic circumstances in Asia;

     - Risks that changes in foreign currency exchange rates will make our products comparatively more expensive;

     - Risks that although our product sales are currently denominated in U.S. dollars, if we denominate product sales in foreign currencies in the future, then we will experience risk of loss due to fluctuations in the value of foreign currencies;

     - Difficulties in protecting intellectual property rights in certain foreign countries; and

     - Limited ability to enforce agreements and other rights in certain foreign countries.

     In the year ended December 31, 1998 and the three months ended March 31, 1999, 9.4% and 11.3%, respectively, of our net revenues were derived from customers based in Asian countries. Because of the continuing economic instability in Asia, sales of our chip sets to customers in this region may be adversely affected.

IF WE DELIVER PRODUCTS WITH DEFECTS, OUR CREDIBILITY WILL BE HARMED, AND THE
  SALES AND MARKET ACCEPTANCE OF OUR PRODUCTS WILL DECREASE

     Our products are complex and have contained errors, defects and bugs when introduced. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be harmed. Further, if our products contain errors, defects and bugs, then we may be required to expend significant capital and resources to alleviate such problems. Defects could also lead to product liability as a result of product liability lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could seriously harm our business, financial condition and results of operations.

AFTER THIS OFFERING WE WILL CONTINUE TO BE CONTROLLED BY A PRINCIPAL
  STOCKHOLDER, WHICH MAY HAVE THE EFFECT OF PREVENTING OR DELAYING A CHANGE OF CONTROL OF OUR COMPANY, AND THE INTERESTS OF THE PRINCIPAL STOCKHOLDER MAY NOT ALWAYS COINCIDE WITH THOSE OF OUR STOCKHOLDERS

     Upon completion of this offering, executive officers and directors and their affiliates will own, in the aggregate, approximately 66.0% of our outstanding common stock. The purchasers of common stock in this offering will not have sufficient voting power to elect any members of our board of directors. As a result, our current stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a change of control of our company.

     Entities affiliated with Texas Pacific Group will own approximately 49.8% of GlobeSpan after the offering and will be able to exercise control over GlobeSpan subject to the fiduciary duties of its representatives on the board of directors under Delaware law. The interests of Texas Pacific Group, may not always coincide with our interests or the interests of other stockholders. Texas Pacific Group, through its representatives on the board of directors, could cause us to enter into transactions or agreements which we would not otherwise consider absent Texas Pacific Group's influence. Affiliates of Texas Pacific Group are also currently the majority owners of Paradyne Corporation. See "Certain Transactions."

     Our current board of directors consists of Ms. Connor and Messrs. Coulter, Deb, Epley, Faggin, Geday, Geeslin and Stanton. Our board of directors has also created an Executive Committee consisting of Messrs. Coulter, Deb, Epley and Geday. Of the current members of the board of directors and the Executive Committee, Messrs. Epley, Geeslin and Stanton are also currently directors of, and have direct or indirect equity interests in, Paradyne Corporation, which is a customer of ours. In addition, Dipanjan Deb, a director of GlobeSpan, is employed by the Texas Pacific Group. Accordingly, our continuing supplier relationship with Paradyne Corporation, and any other potential business dealings between Paradyne Corporation and us, could create conflicts of interest for the GlobeSpan directors.


     We have waived in our amended and restated certificate of incorporation the application to us of section 203 of the Delaware General Corporation Law.
Section 203 of the Delaware General Corporation Law is a statute that generally prohibits an "interested stockholder" from engaging in a "business combination" with a corporation for three years following the time this person became an interested stockholder. An "interested stockholder" is defined generally as a person owning 15% or more of a corporation's voting stock or an affiliate or associate of that person. A "business combination" is defined to include a variety of transactions, including mergers and sales of 10% or more of a corporation's assets. A business combination with an interested stockholder is allowed, however, if the business combination is approved by at least 66 2/3% of the shares held by the corporation's disinterested stockholders. By waiving
Section 203, it will be easier for us to enter into transactions with our significant stockholders, including Texas Pacific Group, without giving our disinterested stockholders the opportunity to approve the transaction.


ALTHOUGH WE ARE NOT PRIMARILY A SUPPLIER OF SOFTWARE, OUR OPERATIONS COULD BE
  AFFECTED BY YEAR 2000 ISSUES, PARTICULARLY IF YEAR 2000 ISSUES AFFECT LUCENT TECHNOLOGIES

     The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century of the year. Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, these electronic systems could fail or create erroneous results when addressing dates on and after January 1, 2000.

     In assessing the effect of the Year 2000 Issue on GlobeSpan, we determined that we need to evaluate four general areas:

     - Supplier relationships;

     - Internal infrastructure;

     - Products sold to customers; and

     - Other third-party relationships.

     Supplier Relationships. We are a "fabless" semiconductor company and therefore rely on third party manufacturers to manufacture our chip sets. To date, Lucent Technologies manufactures substantially all of our chip sets. If Lucent Technologies is affected by the Year 2000 Issue, our supply of chip sets could be delayed or eliminated. Any disruption in our supply of chip sets from Lucent Technologies would seriously harm our business, financial condition and results of operations. We are currently seeking assurances from Lucent Technologies that their manufacturing of our chip sets will be unaffected by the Year 2000 Issue but have not received such assurances to date.

     Internal Infrastructure. The Year 2000 Issue could also affect our internal systems, including both our information technology and non-information technology systems. We have initiated an assessment of our material internal information technology systems, including third-party software and hardware technology. Based upon representations received from these third-party software and hardware suppliers, we do not believe that our material internal information technology systems will be affected by the Year 2000 Issue. We have also initiated an assessment of our non-information technology internal systems, such as our test facility. Based on our preliminary assessment, we do not believe that our material non-information technology internal systems will be affected by the Year 2000 Issue. However, we may experience serious unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

     Products Sold to Customers. Our chip sets and DSL reference design guides do not contain two digit date codes and therefore are generally unaffected by the Year 2000 Issue. However, once shipped, our chip sets are incorporated into system and board-level products which we do not develop. The performance of our chip sets could be affected if a Year 2000 Issue exists in a different component of a customer's product. We have not, and will not, assess the existence of these potential problems in our customers' products.

     We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience significant costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for purchases of our products and services. As a result, our business, results of operations or financial condition could be materially adversely affected.

     Other Third-Party Relationships. We rely on outside vendors for utilities and telecommunication services as well as climate control, building access and other infrastructure services. We are not capable of independently evaluating the Year 2000 compliance of the systems utilized to supply these services. We cannot assure you that these suppliers will resolve any or all Year 2000 Issues with these systems before the occurrence of a material disruption to our business. Any failure of these third parties to resolve Year 2000 Issues with their systems in a timely manner could have a material adverse effect on our business, financial condition or results of operations.

     We have not developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations, and we do not plan to do so in the future. Any investigations we have undertaken with respect to Year 2000 Issues have been funded from available cash, and these costs have not been separately accounted for. To date, these costs have not been significant.

WE HAVE CERTAIN ANTITAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION
  OF OUR COMPANY

     Certain provisions of our certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing an acquisition of GlobeSpan. For example, we have authorized but unissued shares of preferred stock which could be used to fend off a takeover attempt, our stockholders may not take actions by written consent, our stockholders are limited in their ability to make proposals at stockholder meetings and our directors may be removed only for cause and upon the affirmative vote of at least 80% of our outstanding voting shares. See "Description of Capital Stock" for a further discussion of these provisions.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL WHICH MIGHT NOT BE AVAILABLE OR WHICH,
  IF AVAILABLE, WOULD BE ON TERMS ADVERSE TO PERSONS BUYING SHARES IN THIS OFFERING

     We expect the net proceeds from this offering, our current cash and cash equivalents and cash from commercial borrowing availability under credit facilities will meet our working capital and capital expenditure needs for at least one year. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. We may also require additional capital for the acquisition of businesses, products and technologies that are complementary to ours. Further, if we issue equity securities, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial condition.

OUR STOCK PRICE MAY BE VOLATILE OR THINLY TRADED, WHICH MIGHT MAKE IT DIFFICULT
  FOR INVESTORS TO SELL THEIR SHARES

     Prior to this offering, you could not buy or sell our common stock on a public market. An active public market for our common stock may not develop or be sustained after this offering. We negotiated and determined the initial public offering price with the representatives of the underwriters based upon several factors. This price may vary from the market price after this offering. The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

     - Variations in our quarterly operating results;

     - Changes in financial estimates of our revenues and operating results by securities analysts;

     - Changes in market valuations of integrated circuit companies;

     - Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - Loss of or decrease in sales to a major customer or failure to complete significant transactions;

     - Loss or reduction in manufacturing capacity from Lucent Technologies;

     - Additions or departures of key personnel;

     - Future sales of our common stock;

     - Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

     - Commencement of or involvement in litigation; and

     - Announcements by us or our competitors of key design wins and product introductions.

WE COULD BE SUBJECT TO CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY,
  WHICH, IF IT OCCURS, WILL DISTRACT MANAGEMENT AND RESULT IN SUBSTANTIAL COSTS, AND COULD RESULT IN JUDGMENTS AGAINST US

     In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could cause serious harm to our business, financial condition and results of operations.

14,166,573 SHARES OF OUR COMMON STOCK ARE HELD BY EXISTING STOCKHOLDERS, AND
  FUTURE SALES OF THESE SHARES MAY DEPRESS OUR STOCK PRICE

     After this offering, we will have 17,416,573 shares of common stock outstanding. Of these shares, the 3,250,000 sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" of GlobeSpan as that term is defined in Rule 144 of the Securities Act. As of March 31, 1999, the remaining 14,166,573 shares of common stock held by existing stockholders are "restricted shares" as that term is defined in Rule 144, and will be available for sale in the public market. Sales of substantial amounts of these shares may depress our stock price, and we cannot assure you that our stock price would recover from any such loss in value. The eligibility of these shares to be sold in the future is described in the table below:

NUMBER OF SHARES                  DATE OF AVAILABILITY FOR SALE
----------------                  -----------------------------
            0      At the date of this prospectus.
            0      90 days after the date of this prospectus.
   14,166,573      180 days after the date of this prospectus or afterwards.

     The above table assumes the effectiveness of certain lock-up arrangements with the underwriters under which the stockholders have agreed not to sell or otherwise dispose of their shares of common stock. Most of the shares that will be available for sale after the 180th day after the date of this prospectus or afterwards will be subject to certain volume limitations because they are held by affiliates of GlobeSpan. In addition, we cannot assure you that these lock-up restrictions will not be removed prior to 180 days after the offering without prior notice by the underwriters.

     As of March 31, 1999, there were options to purchase 1,998,844 shares of our common stock outstanding. Should the holders of these options exercise their options, there will be additional shares eligible for sale 180 days after the date of this prospectus.

     The holders of an aggregate of 13,829,454 shares of our common stock, assuming the exercise of our outstanding warrants and the conversion of our Series A preferred stock into common stock, have certain registration rights, including the right to require us to register their shares and the right to include their shares in public offerings we undertake in the future. See "Description of Capital Stock -- Registration Rights."

     If our stockholders sell substantial amounts of the common stock, including shares issued upon the exercise of outstanding options, in the public market, the market price of our common stock could fall. For more detailed information regarding future sales of our common stock, please see "Shares Eligible for Future Sale" and "Underwriting."

OUR CURRENT STOCKHOLDERS WILL BENEFIT FROM THIS OFFERING, AND YOU WILL
  EXPERIENCE IMMEDIATE DILUTION

     The initial public offering price is expected to be substantially higher than the current book value per share of our outstanding common stock. Stockholders existing as of March 31, 1999 have paid an average of $0.57 per share for their common stock, and the pro forma net tangible book value as of that date was $0.43 per share. After giving effect to the sale of 3,250,000 shares of our common stock in this offering at an assumed offering price of $10.00 per share, our pro forma net tangible book value as of March 31, 1999 would have been $1.99 per share. As a result, investors purchasing our common stock will incur immediate dilution of approximately $8.01 per share in the book value of our common stock from the price they pay for our common stock. See "Dilution." In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent such outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

WE HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS, AND HOW WE INVEST THESE
  PROCEEDS MAY NOT YIELD A FAVORABLE RETURN

     The principal purposes of this offering are to increase our equity capital, to create a public market for our shares, to facilitate our future access to public equity markets and to provide increased visibility and credibility for us in a marketplace in which many of our current and potential competitors are or are expected to be publicly held companies. We are effecting the offering at this time because we believe that favorable market conditions currently exist for the public offering of stock of companies within our industry. As of the date of this prospectus, we have no specific plans to use the net proceeds from the offering other than for repayment of certain indebtedness, making a loan to Mr. Geday and general corporate purposes and plan to invest the net proceeds in short-term, investment-grade, interest-bearing securities. Accordingly, our management will retain broad discretion to allocate a substantial portion of the net proceeds from this offering to uses that the stockholders may not deem as desirable, and there can be no assurance that these proceeds can or will yield a significant return.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS

     We currently intend to retain all future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any dividends. Additionally, our lines of credit currently prohibit the payment of dividends.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     All statements, trend analyses and other information contained in this prospectus regarding markets for our products and trends in net revenues, gross margin and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and elsewhere in this prospectus and our actual results of operations may differ significantly from those contained in the forward-looking statements because of such risks. The cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 3,250,000 shares of common stock that we are offering will be approximately $28.5 million at an assumed initial public offering price of $10.00 per share and after deducting estimated offering expenses of $1.7 million and underwriting discounts and commissions payable by GlobeSpan. We intend to retire approximately $0.8 million of aggregate outstanding indebtedness to BankAmerica Business Credit, Inc. For the year ended December 31, 1998, the weighted average interest rate was 9.1%. The revolving credit agreement expires on January 2000 and is automatically renewable for additional one year terms unless terminated by GlobeSpan or the bank. We also intend to retire approximately $4.9 million of aggregate outstanding indebtedness to Communication Partners, L.P., a related party. This loan bears interest at a rate of 8.0% and expires May 1, 2003. We also intend to loan Mr. Geday, our President and Chief Executive Officer, approximately $1.4 million for the payment of withholding taxes in connection with his early exercise of options to purchase our common stock. See "Certain Transactions."

     After the payment of our outstanding indebtedness and the loan to Mr. Geday, the net proceeds we will receive from the offering will be approximately $21.4 million, or $25.9 million if the underwriters' over-allotment option is exercised in full. We intend to use these remaining proceeds primarily for additional working capital. Although we may use a portion of the net proceeds to acquire technology or businesses that are complementary to our business, we have no current plans in this regard. Pending such uses, we plan to invest the net proceeds in short-term, interest-bearing, investment grade securities. Another primary purpose of the offering is to create a public market for our common stock and facilitate our future access to public capital markets.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. Additionally, our lines of credit currently prohibit the payment of dividends.

                              CERTAIN INFORMATION

     Our principal executive offices are located at 100 Schulz Drive, Red Bank, New Jersey 07701, and our telephone number is (732)345-7500. Our logo and certain titles and logos of our publications and products mentioned in this prospectus are our service marks or trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 1999:

     - On an actual basis;

     - On a pro-forma basis to reflect the issuance of 1,461,454 shares of Series A preferred stock issued in May 1999 ("Pro Forma-A");

     - On a pro forma basis to reflect the net exercise of Lucent Technologies' warrant to purchase shares of our common stock and the conversion of our Series A preferred stock issued in May 1999 into 1,461,454 shares of common stock upon the completion of this offering ("Pro Forma-B"); and

     - On a pro forma as adjusted basis to reflect the sale of the shares of common stock offered hereby (assuming an initial public offering price of $10.00 per share) and the application of the net proceeds we will receive from the offering in the manner described in "Use of Proceeds."

                                                                          MARCH 31, 1999
                                                        --------------------------------------------------
                                                                                                PRO FORMA
                                                         ACTUAL    PRO FORMA-A   PRO FORMA-B   AS ADJUSTED
                                                        --------   -----------   -----------   -----------
                                                                          (IN THOUSANDS)
Subordinated note payable to Communication Partners,
  L.P.................................................  $  4,900    $  4,900      $  4,900            --
Long-term portion of capital lease obligations, less
  current portion.....................................       491         491           491           491
Series A Redeemable Convertible Preferred Stock,
  $0.001 par value, 1,461,454 shares authorized; no
  shares issued and outstanding, actual, Pro Forma-B
  and pro forma as adjusted; 1,461,454 shares issued
  and outstanding, Pro Forma-A........................        --      11,150            --            --
Stockholders' equity
  Preferred stock, $0.001 par value, 10,000,000 shares
    authorized; no shares issued or outstanding,
    actual, Pro Forma-A, Pro Forma-B and pro forma as
    adjusted..........................................        --          --            --            --
  Beneficial conversion feature.......................        --       2,616            --            --
  Common stock, $0.001 par value, 15,555,300 shares
    authorized; 12,274,619 shares issued and
    outstanding, actual and Pro Forma-A; 14,166,573
    shares issued and outstanding, Pro Forma-B;
    17,416,573 shares issued and outstanding, pro
    forma as adjusted.................................        12          12            14            17
  Stock purchase warrant..............................     3,654       3,654            --            --
  Additional paid-in capital..........................     3,761       1,145        18,563        47,085
  Notes receivable from stock sales...................      (725)       (725)         (725)         (725)
  Deferred stock compensation.........................       (70)        (70)          (70)          (70)
  (Accumulated deficit) retained earnings.............   (11,656)    (11,656)      (11,656)      (11,656)
                                                        --------    --------      --------      --------
    Total stockholders' equity........................    (5,024)     (5,024)        6,126        34,651
                                                        --------    --------      --------      --------
      Total capitalization............................  $    367    $ 11,517      $ 11,517      $ 35,142
                                                        ========    ========      ========      ========

     The outstanding share information excludes the following:

     - 300,000 shares of common stock issuable upon the exercise of warrants issued in connection with the issuance of Series A preferred stock in May 1999.

     - Up to 200,000 shares of common stock issuable upon the exercise of warrants issued in connection with the issuance of Series A preferred stock in May 1999. These warrants expire unexercised upon the completion of this offering at an offering price of $10.00 per share or more. See "Description of Capital Stock."

     - 1,998,844 shares of common stock issuable on exercise of outstanding options as of March 31, 1999 with a weighted average exercise price of $3.92 per share,

     - 369,337 shares of common stock reserved for grant and issuance under our 1996 Equity Incentive Plan as of March 31, 1999.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the Notes thereto included elsewhere in this prospectus. See "Use of Proceeds" and "Management--Employee Benefit Plans."

                                    DILUTION

     Our pro forma net tangible book value as of March 31, 1999 was approximately $6.1 million, or approximately $0.43 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of our common stock outstanding on a pro forma basis. Pro forma net tangible book value includes the net $11.15 million of proceeds we realized upon the sale of our Series A preferred stock in May 1999, net of expenses. Pro forma share amounts include common stock outstanding, 430,500 shares of common stock to be issued at the closing of this offering upon net exercise of an outstanding warrant held by Lucent Technologies and 1,461,454 shares of common stock convertible upon the completion of this offering from shares of Series A Preferred Stock.

     Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in the offering made hereby and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 3,250,000 shares of common stock in this offering at an assumed initial offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom, our pro forma net tangible book value as of March 31, 1999 would have been $34.7 million or $1.99 per share. This represents an immediate increase in net tangible book value of $28.5 per share to existing stockholders and an immediate dilution of $8.01 per share to purchasers of common stock in the offering, as illustrated in the following table:

Assumed initial public offering price per share.............             $ 10.00
  Pro forma net tangible book value per share as of March
     31, 1999...............................................  $  0.43
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................     1.56
                                                              -------
Pro forma net tangible book value per share after the
  offering..................................................                1.99
                                                                         -------
Dilution per share to new investors.........................             $  8.01
                                                                         =======

     The following table summarizes, on a pro forma basis as of March 31, 1999, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from GlobeSpan, the total consideration paid and the average price per share paid, before deducting the underwriting discounts and commissions and estimated offering expenses payable by GlobeSpan.

                                    SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                  ---------------------    ----------------------      PRICE
                                    NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                  ----------    -------    -----------    -------    ---------
Existing stockholders...........  12,274,619      70.5%    $ 6,943,000      13.5%     $ 0.57
Series A stockholders...........   1,461,454       8.4      12,000,000      23.3        8.21
Net exercise of warrant.........     430,500       2.5              --        --          --
New stockholders................   3,250,000      18.6      32,500,000      63.2      $10.00
                                  ----------     -----     -----------     -----
          Totals................  17,416,573     100.0%    $51,443,000     100.0%
                                  ==========     =====     ===========     =====

     The foregoing discussion and tables assume no exercise of any stock options or warrants outstanding as of March 31, 1999. As of March 31, 1999, there were options outstanding to purchase a total of 1,998,844 shares of common stock with a weighted average exercise price of $3.92 per share, warrants to purchase 300,000 shares of common stock at an average exercise price of $13.75 and warrants to purchase up to 200,000 shares of common stock which expire unexercised upon completion of this offering at an assumed initial public offering price of $10.00 per share. To the extent that options with exercise prices below the price per share of this offering are exercised, there will be an additional $0.03 dilution to new investors. To the extent that the additional warrants are exercised, there will be further dilution to new investors. See "Risk Factors--Our Current Stockholders Will Benefit from This Offering, and You Will Experience Immediate Dilution," "Management--1999 Stock Option Plan," "Description of Capital Stock," and Note 10 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The following selected financial data as of December 31, 1997 and 1998, and for the seven months ended July 31, 1996, the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, was derived from financial statements audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 was derived from our unaudited financial statements and, in the opinion of management, reflect and include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such results. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. The selected financial data for the years ended December 31, 1994 and 1995 of the Predecessor Company represent the financial position of the Advanced Transmission Technology Division of AT&T Paradyne prior to the divestiture in July 1996 and was derived from the unaudited financial statements of the Predecessor Company. This information should be read in conjunction with the financial statements, including the notes thereto, included elsewhere in this prospectus.

                                  PREDECESSOR COMPANY                                      THE COMPANY
                               --------------------------       -----------------------------------------------------------------
                                                   SEVEN
                                                  MONTHS            FIVE
                                  YEAR ENDED       ENDED           MONTHS              YEAR ENDED             THREE MONTHS ENDED
                                 DECEMBER 31,      JULY            ENDED              DECEMBER 31,                MARCH 31,
                               ----------------     31,         DECEMBER 31,      --------------------       --------------------
                                1994      1995     1996             1996           1997         1998          1998         1999
                               -------   ------   -------       ------------      -------      -------       ------       -------
                                 (UNAUDITED)                                                                     (UNAUDITED)
                                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.................  $   380   $6,685   $ 1,597          $2,360         $22,546      $31,464       $7,568       $ 8,641
Cost of sales................       --       --        --             496           7,565        9,882        1,848         4,020
                               -------   ------   -------          ------         -------      -------       ------       -------
Gross profit.................      380    6,685     1,597           1,864          14,981       21,582        5,720         4,621
Operating expenses
  Research and development,
    net......................    2,808    3,725     2,524           1,616           8,358       18,694        3,249         5,380
  Selling, general and
    administrative...........    2,165    2,195     1,492             644           4,572       10,217        1,443         2,928
  Amortization and other.....       --       --        --             404           1,000          583          250            --
                               -------   ------   -------          ------         -------      -------       ------       -------
    Total operating
      expenses...............    4,973    5,920     4,016           2,664          13,930       29,494        4,942         8,308
                               -------   ------   -------          ------         -------      -------       ------       -------
(Loss) income from
  operations.................   (4,593)     765    (2,419)           (800)          1,051       (7,912)         778        (3,687)
Interest income (expense),
  net........................       --       --        --              --              91         (134)          14          (182)
                               -------   ------   -------          ------         -------      -------       ------       -------
(Loss) income before income
  taxes......................   (4,593)     765    (2,419)           (800)          1,142       (8,046)         792        (3,869)
Provision (benefit) for
  income taxes...............       --       --        --              --             300         (217)         276            --
                               -------   ------   -------          ------         -------      -------       ------       -------
Net (loss) income............  $(4,593)  $  765   $(2,419)         $ (800)        $   842      $(7,829)      $  516       $(3,869)
                               =======   ======   =======          ======         =======      =======       ======       =======
(Loss) earnings per share:
  Basic......................                                      $(0.07)        $  0.07      $ (0.65)      $ 0.04       $ (0.32)
                                                                   ======         =======      =======       ======       =======
  Diluted....................                                      $(0.07)        $  0.07      $ (0.65)      $ 0.04       $ (0.32)
                                                                   ======         =======      =======       ======       =======

Shares used in computing
  (loss) earnings per
  share:
  Basic....................                                   11,437,500      11,515,538    12,084,711    11,906,674    12,137,589
  Diluted..................                                   11,437,500      12,706,432    12,084,711    12,586,663    12,137,589

                                                                                                 DECEMBER 31,          MARCH 31,
                                                                                           ------------------------   -----------
                                                                                              1997         1998          1999
                                                                                           ----------   -----------   -----------
                                                                                                                      (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...............................................................      $   875       $    12      $    146
Working capital (deficit)...............................................................        2,423        (2,655)      (5,882)
Total assets............................................................................       10,215        13,430       14,261
Long-term liabilities, less current portion.............................................           --         5,506        5,391
Retained earnings (accumulated deficit).................................................           42        (7,787)     (11,656)
Total stockholders' equity (deficit)....................................................        6,448        (1,293)      (5,024)

     See Note 9 of Notes to the Financial Statements for an explanation of the method used to calculate earnings per share. Earnings per share data is not presented for the Predecessor Company, since the Predecessor Company did not have its own capital structure. As a result, this information would not be meaningful.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Financial Statements of GlobeSpan and the Notes thereto included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. GlobeSpan's actual results may differ materially from those indicated in such forward-looking statements. See "Note Regarding Forward-Looking Statements."

OVERVIEW

     GlobeSpan, Inc. is a leading worldwide developer of advanced digital subscriber line (DSL) integrated circuits which enable high-speed data transmission over the existing network of copper telephone wires known as the local loop. We sell our integrated circuits as chip sets to manufacturers of DSL equipment for incorporation into products which are sold to telecommunications service providers and end users. Our products target the rapidly growing market for high-speed data transmission applications such as Internet access, telecommuting and networking between branch offices. We currently outsource the manufacturing of our integrated circuits, which enables us to concentrate our resources on the design, development and marketing of our chip set solutions. To date, we have shipped more than one million DSL chip sets to a broad base of leading communications equipment manufacturers.

     We were formed as an independent company in July 1996 as part of the divestiture of AT&T Paradyne Corporation by Lucent Technologies and commenced operations in August 1996. Prior to the divestiture, our business was operated as the Advanced Transmission Technology Division of AT&T Paradyne Corporation. This division was primarily engaged in the development of high-speed DSL solutions. We refer to this division as our predecessor company, although it was not operated as a separate entity.

     The predecessor company generated substantially all of its revenues through July 1996 from the license of DSL technology and related fees and customer funded research and development. These revenues are not representative of our current business, results of operations or prospects.

     From the date of our formation in August 1996 through December 1996, we continued to earn a substantial portion of our revenues from amounts paid by third-party licensees of our technology. Beginning in early 1997, we repositioned GlobeSpan as a product company focused on developing, marketing and selling DSL chip sets and reference design guides. Since the repositioning, royalty revenues from licensees have been a less significant part of our business. In the pro forma year ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1999, revenues from licensees accounted for 76.0%, 8.6%, 1.0% and 0.6% of our net revenues, respectively.

     Today, substantially all of our net revenues are derived from the sale of DSL chip sets and reference design guides. Our reference design guides are technical specifications relating to the design of systems based on our chip sets that enable our customers to develop products that incorporate our chip sets. In our last fiscal year, the reference design guides accounted for 0.7% of our total revenues. We recognize revenues at the time we ship our DSL products. We typically sell our products with a 60 day warranty, and we reserve for estimated product returns, which to date have not been significant. We have historically generated substantially all of our revenues from our DSL products that use the CAP line code. In 1998, we introduced a number of new chip sets incorporating additional features and other line code technologies, including 2B1Q, DMT and PAM. These new product introductions have substantially expanded our DSL product offerings, although revenues from such products have been insignificant. In conjunction with repositioning GlobeSpan as a product company, we invested extensively in research and development projects and personnel and have expanded our sales, marketing, general and administrative capabilities. This investment has led to significant hiring which began in early 1997. Our overall headcount increased from 35 employees at December 31, 1996 to 178 employees at March 31, 1999. In particular, during this period we hired 97 additional engineers to develop new products and target future growth opportunities.

     Historically, a significant portion of our net revenues in any quarter or annual period has been derived from sales to relatively few customers, and we expect this trend to continue. In the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1999, our customers who individually represented at least five percent of our net revenues accounted for 85.5%, 72.6%, 70.1% and 65.7% of our net revenues in such periods, respectively. In 1996, our top three customers were Lucent Technologies, LG Information & Communications and Ascom Hasler AG, which accounted for 27.2%, 15.9% and 12.0% of our net revenues, respectively. In 1997, our top three customers were LG Information & Communications, Ascom Hasler AG and Westell Technologies, which accounted for 21.4%, 12.5% and 9.6% of our net revenues, respectively. In 1998, our top three customers were Cisco Systems, NEC Corporation and Ascom Hasler AG, which accounted for 48.3%, 12.6% and 9.2% of our net revenues, respectively. In the three months ended March 31, 1999, our top three customers were Cisco Systems, NEC Corporation and Ascom Hasler AG, which accounted for 39.4%, 9.7% and 9.0% of our net revenues, respectively. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our products, and they could cease purchasing products from us at any time. Because fluctuations in orders from our major customers could cause our net revenues to fluctuate significantly in any given quarter or annual period, we do not believe that period-to-period comparisons of our financial results are necessarily meaningful and should not be relied upon as an indication of future performance.

     Members of the group comprising our largest customers change frequently due to our lack of long term contracts with our customers, the timing of our customers' product implementations, demand cycles in the sales of our customers' products and our long sales cycle. In particular, the amount of revenues we derive from our customers depends upon their success in selling DSL equipment to telecommunications service providers for use in DSL service deployments. To date, DSL deployments have been initiated on a select basis by telecommunications service providers and have not yet achieved widespread commercial deployment. Because our revenues have been derived from comparatively few commercial DSL service deployments, our largest customers in any particular period have varied with the timing of DSL deployments and the identity of the telecommunications service provider initiating the deployment. Further, since we are a worldwide supplier, our revenues and customers may be influenced by local economic conditions that influence our customers' level of business with us. Our long sales cycle is another factor in the frequent change of our principal customers. In general, our customers will evaluate our products for three to six months prior to incorporating our products into their products and beginning volume production. As a result, our principal customers will vary depending on their stage in the sales cycle.

     Historically, a significant portion of our net revenues has been derived from customers outside of North America, and we expect this trend to continue. In 1998, approximately 32.6% of our net revenues were derived from customers outside of the United States, of which 11.8% were derived from customers based in Europe, 9.4% were derived from customers based in Asia and 11.4% were derived from customers based in other international markets. In the three months ended March 31, 1999, approximately 42.3% of our net revenues were derived from customers outside of the United States, of which 17.5% were derived from customers based in Mexico/Latin America, 12.4% were derived from customers based in Europe and 12.4% were derived from customers based in other international markets. All of our net revenues to date have been denominated in United States dollars.

     Competition and technological change in the rapidly evolving DSL market has and may continue to influence our quarterly and annual net revenues and results of operations. Average selling prices of our chip sets and associated gross margins tend to be higher at the time we introduce new products and decline over time due to competitive pressures. We expect this pattern to continue with existing and future products. Further, our gross margins are impacted by our customer concentration and product mix. For example, purchases from our major customers are generally at lower average selling prices and certain of our products, such as discrete components, are generally lower margin products.

     Our product development and marketing strategy is focused on generating design wins with DSL equipment manufacturers. The sales cycle for design wins includes detailed testing and evaluation of our products, followed by a product development cycle. Due to these cycles, which may be up to 12 months or longer, and because the end-user market for DSL services is an emerging market, we invest significantly in research and development and marketing in advance of generating substantial revenues related to these investments. Additionally, the rate and timing of customer orders may vary significantly from month to month. To date, our backlog has not been significant, has fluctuated from quarter to quarter, and has not been predictive of quarterly results. Accordingly, if sales of our products do not occur when we expect and we are unable to predict or adjust our estimates on a timely basis, our expenses and inventory levels may increase as a percentage of net revenues and total assets, respectively.

     Our net losses have resulted from our significant investment in our research and development and in building sales and marketing and general and administrative infrastructure. These expenses have exceeded our gross profits. We expect to continue to invest significantly in this infrastructure in advance of realizing revenues associated with such expenses. Accordingly, we expect to incur substantial operating losses for the foreseeable future.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, certain statement of operations data. Our results of operations are reported as a single business segment.

                        PREDECESSOR
                          COMPANY                                   THE COMPANY
                       --------------   -------------------------------------------------------------------
                           SEVEN            FIVE            YEAR ENDED DECEMBER 31,
                           MONTHS          MONTHS       -------------------------------     THREE MONTHS
                           ENDED            ENDED                                          ENDED MARCH 31,
                          JULY 31,      DECEMBER 31,     PRO FORMA                        -----------------
                            1996            1996           1996        1997      1998      1998      1999
                       --------------   -------------   -----------   -------   -------   ------    -------
                                                        (UNAUDITED)                          (UNAUDITED)
                       (IN THOUSANDS)                           (IN THOUSANDS)
STATEMENT OF
  OPERATIONS DATA:
Net revenues.........     $ 1,597          $2,360         $ 3,957     $22,546   $31,464   $7,568    $ 8,641
Cost of sales........          --             496             496       7,565     9,882    1,848      2,901
Cost of sales related
  to termination
  charge.............          --              --              --          --        --       --      1,119
                          -------          ------         -------     -------   -------   ------    -------
Gross profit.........       1,597           1,864           3,461      14,981    21,582    5,720      4,621
Operating expenses:
  Research and
    development......       2,524           1,616           4,140       8,358    18,694    3,249      5,380
  Selling, general
    and
    administrative...       1,492             644           2,136       4,572    10,217    1,443      2,928
  Amortization and
    other............          --             404             404       1,000       583      250         --
                          -------          ------         -------     -------   -------   ------    -------
    Total operating
      expenses.......       4,016           2,664           6,680      13,930    29,494    4,942      8,308
                          -------          ------         -------     -------   -------   ------    -------
(Loss) income from
  operations.........      (2,419)           (800)         (3,219)      1,051    (7,912)     778     (3,687)
Interest income
  (expense), net.....          --              --              --          91      (134)      14       (182)
                          -------          ------         -------     -------   -------   ------    -------
(Loss) income before
  income taxes.......      (2,419)           (800)         (3,219)      1,142    (8,046)     792     (3,869)
Provision (benefit)
  for income taxes...          --              --              --         300      (217)     276         --
                          -------          ------         -------     -------   -------   ------    -------
Net (loss) income....     $(2,419)         $ (800)        $(3,219)    $   842   $(7,829)  $  516    $(3,869)
                          =======          ======         =======     =======   =======   ======    =======

     The following table sets forth, for the periods indicated, certain statement of operations data as a percentage of net revenues. Our results of operations are reported as a single business segment.

                                                                                         THREE MONTHS
                                                                                             ENDED
                                                         YEAR ENDED DECEMBER 31,           MARCH 31,
                                                      -----------------------------     ---------------
                                                      PRO FORMA                           (UNAUDITED)
                                                        1996        1997      1998      1998      1999
           STATEMENT OF OPERATIONS DATA:              ---------     -----     -----     -----     -----
Net revenues........................................    100.0%      100.0%    100.0%    100.0%    100.0%
Cost of sales.......................................     12.5        33.6      31.4      24.4      33.6
Cost of sales related to termination charge.........      0.0         0.0       0.0       0.0      12.9
                                                        -----       -----     -----     -----     -----
Gross profit........................................     87.5        66.4      68.6      75.6      53.5
                                                        -----       -----     -----     -----     -----
Operating expenses:
  Research and development..........................    104.6        37.1      59.4      42.9      62.3
  Selling, general and administrative...............     54.0        20.3      32.5      19.1      33.9
  Amortization and other............................     10.2         4.4       1.9       3.3       0.0
                                                        -----       -----     -----     -----     -----
    Total operating expenses........................    168.8        61.8      93.7      65.3      96.1
                                                        -----       -----     -----     -----     -----
(Loss) income from operations.......................    (81.3)        4.7     (25.1)     10.3     (42.7)
Interest income (expense), net......................      0.0         0.4      (0.4)      0.2      (2.1)
                                                        -----       -----     -----     -----     -----
(Loss) income before income taxes...................    (81.3)        5.1     (25.6)     10.5     (44.8)
Provision (benefit) for income taxes................      0.0         1.3      (0.7)      3.6       0.0
                                                        -----       -----     -----     -----     -----
Net (loss) income...................................    (81.3)%       3.7%    (24.9)%     6.8%    (44.8)%
                                                        =====       =====     =====     =====     =====

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999

     Net Revenues. Our net revenues were $7.6 million and $8.6 million in the three months ended March 31, 1998 and 1999, respectively. This amount represents an increase of 14.2%. This increase in revenue was primarily due to the increases in unit volume shipments to existing customers, expansion of our customer base and sales from the introduction of new products. Net revenues from international customers represented 20.2% and 42.3% of our net revenues in the three months ended March 31, 1998 and 1999, respectively. Net revenues from international customers increased as a percentage of net revenues from 1998 to 1999 as a result of greater shipments to existing customers in the Asian Pacific Rim. We expect that revenue generated from international customers will continue to account for a significant percentage of our net revenues. See "Risk
Factors -- Sales to Customers Based Outside of the United States Have Accounted for a Significant Portion of Our Revenues, Which Exposes Us to Inherent Risks of International Business."

     Cost of Sales and Gross Profit. Our gross profit was $5.7 million and $4.6 million in the three months ended March 31, 1998 and 1999, respectively. This amount represents a decrease of 19.2%. Our gross margin was 75.6%, and 53.5% in the three months ended March 31, 1998 and 1999, respectively. The decrease in gross margin from 1998 to 1999 resulted primarily from a charge related to the termination of a royalty agreement with Paradyne Corporation as discussed in
Note 14 of the Notes to Financial Statements. Without this termination charge, our gross margin would have been 66.4% in the three months ended March 31, 1999. The remainder of this decrease was related to lower average selling prices. The increase in gross profit dollars was the result of higher unit sales. We expect that gross margin may decrease due to a number of factors, including pressures on average selling prices and customer mix.

     Research and Development. Our research and development expenses were $3.2 million and $5.4 million in the three months ended March 31, 1998 and 1999, respectively. This amount represents an increase of 65.6%. Research and development expense represented 42.9% and 62.3% of net revenues for the three months ended March 31, 1998 and 1999, respectively. The increase in dollars and percentage of net revenues resulted from an increase in development efforts in advance of anticipated revenue from such efforts. In particular, we added new personnel and related support. Our research and development expense may increase due to planned increases in personnel, prototyping costs and depreciation resulting from increased capital investment.

     Selling, General and Administrative. Our selling, general and administrative expense was $1.4 million and $2.9 million in the three months ended March 31, 1998 and 1999, respectively. This amount represents an increase of 103%. Selling, general and administrative expense represented 19.1% and 33.9% of net revenues for the three months ended March 31, 1998 and 1999, respectively. The increases in dollars and percentage of net revenues resulted from the addition of sales, marketing, management and administrative personnel and related expenses, including increased commissions, and general business costs. Our selling, general and administrative expense may increase due to higher commissions and administrative costs.

     Amortization and Other. Amortization was provided on a straight-line basis commencing in August 1996 through July 1998. Our expense for amortization of patents was $0.3 million in the three months ended March 31, 1998, and there was no amortization expense in the three months ended March 31, 1999.

     Other Income (Expense), Net. Interest expense increased $0.2 million for the three months ended March 31, 1999. The increased interest expense resulted from bank borrowings and other debt.

     Income Taxes. We use the liability method of accounting for income taxes prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (see Note 8 of Notes to Financial Statements). Our effective tax rate for the three months ended March 31, 1998 was 34.8%. Since we generated a loss in the three months ended March 31, 1999 and had a loss carryforward for 1998, we did not record an income tax benefit.

RECENT DEVELOPMENTS


     On May 6, 1999, in a private placement with Cisco Systems and Intel Corporation, we issued 1,461,454 shares of our Series A preferred stock, warrants to purchase up to 300,000 shares of our common stock at an average exercise price of $13.75 per share and warrants to purchase up to 200,000 shares of our common stock at an exercise price per share equal to the initial public offering price per share, which will expire unexercised upon the completion of this offering if the offering price is equal to or exceeds $10.00 per share. The purchase price for the Series A preferred stock and warrants was an aggregate amount of $12,000,001. Each share of Series A preferred stock will convert into one share of our common stock either at the option of the holder of the preferred stock or automatically upon the effective date of this offering if the proceeds from this offering equal or exceed $8.211 per share and $15.0 million in the aggregate. In connection with the private placement, we entered into a registration rights agreement with Intel Corporation, Cisco Systems and Communication Partners, L.P. See "Description of Capital Stock -- Registration Rights". Also in connection with the private placement, we granted to Intel Corporation and Cisco Systems the right to sell back their GlobeSpan shares under some circumstances. These rights to sell shares back to us terminate upon the completion of this offering. See "Description of Capital Stock -- Put Options." We also agreed with Intel Corporation not to bring legal action against Intel Corporation for any infringement by it of our patent rights. This agreement terminates if Intel Corporation brings any legal action against us for any infringement by us of Intel Corporation's patent rights. Because the Series A preferred stock is immediately exercisable into common stock at less than the fair market value of the common stock on the date of issuance, we will recognize a charge of approximately $2.6 million for the beneficial conversion feature attributable to the common stockholders in our second quarter 1999 financial statements.


RESULTS OF OPERATIONS IN THE PRO FORMA YEAR ENDED DECEMBER 31, 1996 AND THE
  YEARS ENDED DECEMBER 31, 1997 AND 1998

     Net Revenues. Our net revenues from product sales are recognized upon shipment of DSL chip sets and reference design guides. Our net revenues were $4.0 million, $22.5 million, and $31.5 million in the pro forma year ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. These amounts represent increases of 470% from 1996 to 1997 and 39.6% from 1997 to 1998. The increase in revenues from 1996 to 1997 was primarily due to an increase in product sales as we transitioned from generating revenues from licensees to generating revenues from the sale of products. The increase in revenues from 1997 to 1998 was primarily due to the increases in unit volume shipments to existing customers, the expansion of our customer base and the introduction of new products. Net revenues from customers outside of North America represented 40.0%, 49.2% and 32.6% of our net revenues in the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. Net revenues from customers outside of North America decreased as a percentage of net revenues from 1997 to 1998 as a result of reduced shipments to existing customers in Asia due to an economic downturn in a number of countries in this region. We expect that revenues generated from customers outside of North America will continue to account for a significant percentage of our net revenues. See "Risk Factors -- Sales to Customers Based Outside of the United States Have Accounted for a Significant Portion of Our Revenues, Which Exposes Us to Inherent Risks of International Business."

     Cost of Sales and Gross Profit. Cost of sales consists of the costs of having our chip sets manufactured on a turnkey basis by our suppliers. Gross profit represents net revenues less cost of sales. Our gross profit was $3.5 million, $15.0 million and $21.6 million in the pro forma year ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. These amounts represent an increase of 333% from 1996 to 1997 and 44.1% from 1997 to 1998. Our gross margin was 87.5%, 66.4%, and 68.6% in the pro forma year ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. The decrease in gross margin from 1996 to 1997 was directly related to a reduction in revenues from licensees and to an increase in product revenues. The increase in gross margin from 1997 to 1998 resulted from an expanded customer base and lower supplier costs based on greater volumes purchased. The increase in gross profit dollars was the result of higher unit sales. We expect that gross margin will decrease due to a number of factors, including pressures on average selling prices and customer and product mix. In consideration for modifying pricing terms for the sale of GlobeSpan products under certain cooperative development agreements with Paradyne Corporation, GlobeSpan agreed to pay a license fee to Paradyne Corporation on products sold to all customers up to an aggregate amount of $1.5 million. As of March 1999, GlobeSpan had incurred and paid approximately $300,000 to Paradyne Corporation under such arrangement. In connection with terminating the cooperative development agreements and entering into a new Supply Agreement effective December 1998 with Paradyne Corporation, GlobeSpan agreed to pay Paradyne Corporation the remaining $1.2 million which was expected to be incurred during 1999. The $1.2 million was expensed in the first quarter of 1999 as a cost of sales and will be paid during 1999.

     Research and Development. Research and development expenditures is primarily comprised of salaries and related expenses of employees engaged in research, design and development activities. It also includes related supplies, license fees for acquired technologies used in research and development, equipment expenses and depreciation and amortization. Our research and development expenditures were $4.1 million, $8.4 million and $18.7 million, in the pro forma year ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. These amounts represent increases of 102% from 1996 to 1997 and 124% from 1997 to 1998. Research and development expenditures represented 105%, 37.1% and 59.4% of net revenues in the pro forma year ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. The increase in dollars in 1997 resulted from increased headcount and depreciation expense due to increased fixed assets. The decrease in research and development expenditures as a percentage of net revenues in 1997 resulted from higher net revenues. The increase in dollars and as a percentage of net revenues in 1998 resulted from a significant increase in development efforts in advance of anticipated revenues from such efforts. In particular, we added a significant number of new personnel and related support. In 1999, our research and development expenditures will increase due to planned increases in personnel, material costs and depreciation resulting from increased capital investment.

     Selling, General and Administrative. Selling, general and administrative expense is primarily comprised of salaries and related costs for sales, general and administrative personnel as well as general non-personnel related expenses. Our selling, general and administrative expense was $2.1 million, $4.6 million and $10.2 million in the pro forma year ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. These amounts represent increases of 114% from 1996 to 1997 and 123% from 1997 to 1998. Selling, general and administrative expense represented 54.0%, 20.3%, and 32.5% of net revenues in the pro forma year ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. The increase in dollars in 1997 and 1998, and as a percentage of net revenues in 1998, resulted from the addition of sales, marketing, management and administrative personnel and related expenses, including increased commissions, and general business costs. In 1999, we will increase the dollar amount we spend on selling, general and administrative expense.

     Amortization and Other. Amortization expense is related to the core technology we acquired in connection with the divestiture by Lucent Technologies of AT&T Paradyne. Amortization was provided on a straight-line basis commencing in August 1996 through July 1998. Our expense for amortization of core technology was $0.4 million, $1.0 million and $0.6 million, in the pro forma year ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. These amounts represent an increase of 148% from 1996 to 1997 and a decrease of 41.7% from 1997 to 1998.

     Interest Income (Expense), Net. Interest income (expense), net is comprised of interest expense from bank borrowings and other debt, net of interest earned on invested cash, and other non-operating expenses. Interest income increased by $0.1 million for the year ended December 31, 1997 due to higher levels of invested cash and decreased by $0.2 million resulting in interest expense of $0.1 million for the year ended December 31, 1998. The increase in interest expense resulted from bank borrowings and other debt.

     Income Taxes. We use the liability method of accounting for income taxes prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (see Note 8 of Notes to Financial Statements). Our effective tax rate for the year ended December 31, 1997 was 26.3%, which differed from the federal statutory rate primarily due to the utilization of the net operating loss carryforwards generated in 1996 and a reduction of the valuation allowance recorded against deferred tax assets. Since we generated a loss in 1998, a benefit was recorded reflecting a loss carry-back for taxes paid in 1997.

QUARTERLY RESULTS

     The following table sets forth certain unaudited selected quarterly results of operations data for the eight quarters ended March 31, 1999, as well as such data expressed as a percentage of our net revenues. This data has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with our annual audited financial statements and related notes thereto appearing elsewhere in this prospectus.

                                                                        THREE MONTHS ENDED
                                  -----------------------------------------------------------------------------------------------
                                  JUN. 30,    SEP. 30,    DEC. 31,    MAR. 31,    JUN. 30,    SEP. 30,    DEC. 31,     MAR. 31,
                                    1997        1997        1997        1998        1998        1998        1998         1999
                                  --------    --------    --------    --------    --------    --------    --------    -----------
                                                        (IN THOUSANDS AND AS A PERCENTAGE OF NET REVENUES)            (UNAUDITED)
STATEMENT OF OPERATIONS:
Net revenues....................   $4,115      $7,670      $7,811      $7,568      $7,683      $7,765      $8,448       $ 8,641
Cost of sales...................    1,364       3,058       2,075       1,848       2,312       2,328       3,394         4,020
                                   ------      ------      ------      ------     -------     -------     -------       -------
Gross profit....................    2,751       4,612       5,736       5,720       5,371       5,437       5,054         4,621
Operating expenses
  Research and development......    1,467       2,240       3,368       3,249       4,286       5,020       6,139         5,380
  Selling, general and
    administrative..............      765       1,204       1,826       1,443       2,556       3,022       3,196         2,928
  Amortization of core
    technology..................      250         250         250         250         250          83           0            --
                                   ------      ------      ------      ------     -------     -------     -------       -------
    Total operating expenses....    2,482       3,694       5,444       4,942       7,092       8,125       9,335         8,308
                                   ------      ------      ------      ------     -------     -------     -------       -------
(Loss) income from operations...   $  269      $  918      $  292      $  778     $(1,721)    $(2,688)    $(4,281)      $(3,687)
                                   ======      ======      ======      ======     =======     =======     =======       =======

AS A PERCENTAGE OF NET REVENUES
Net revenues....................    100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%        100.0%
Cost of sales...................     33.1        39.9        26.6        24.4        30.1        30.0        40.2          46.5
                                   ------      ------      ------      ------     -------     -------     -------       -------
Gross profit....................     66.9        60.1        73.4        75.6        69.9        70.0        59.8          53.5
Operating expenses
  Research and development......     35.7        29.2        43.1        42.9        55.8        64.6        72.7          62.3
  Selling, general and
    administrative..............     18.6        15.7        23.4        19.1        33.3        38.9        37.8          33.9
  Amortization of core
    technology..................      6.1         3.3         3.2         3.3         3.3         1.1         0.0           0.0
                                   ------      ------      ------      ------     -------     -------     -------       -------
    Total operating expenses....     60.3        48.2        69.7        65.3        92.3       104.6       110.5          96.1
                                   ------      ------      ------      ------     -------     -------     -------       -------
(Loss) income from operations...      6.5%       12.0%        3.7%       10.3%      (22.4)%     (34.6)%     (50.7)%       (42.7)%
                                   ======      ======      ======      ======     =======     =======     =======       =======

     Our quarterly operating results have varied significantly in the past and will continue to do so in the future due to a number of factors including, but not limited to, changes in average selling prices, product mix, customer mix and pricing from foundries. In addition, the timing of reserves and level of research and development expenditures could cause quarterly operating results to fluctuate. Accordingly, our operating results for any given quarter or series of quarters are not necessarily indicative of our results for any future period. To date, our backlog has not been significant, has fluctuated from quarter to quarter, and has not been predictive of quarterly results.

     In the three months ended December 31, 1997, our cost of sales decreased in dollars and as a percentage of revenues despite an increase in net revenues, producing a higher gross profit and gross margin. This was primarily due to higher average selling prices and lower costs on products purchased from our foundry. In the three months ended June 1998, selling, general and administrative expenses increased due primarily to the addition of executive officers and related hiring expenses. In the three months ended September 1998, our selling, general and administrative expenses increased due to increased hiring and the sublease of office space from Paradyne Corporation. In connection with the relocation of Paradyne Corporation's office, we reimbursed certain of Paradyne Corporation's moving expenses. In the three months ended December 31, 1998, gross profit decreased in dollars and as a percentage of net revenues from the prior quarter primarily due to a relative increase in sales volume of lower margin products to a major customer. In addition, research and development expenses increased in the three months ended December 31, 1998 primarily due to increased hiring and license fees of approximately $750,000 to acquire technology used in the development of our products.

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LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations from initial contributions of capital, borrowings on our lines of credit, and in 1997, from ongoing operations. As of December 31, 1998 and March 31, 1999, we had a working capital deficit of approximately $2.7 million and $5.9 million, respectively, and $12,000 and $146,000 in cash and equivalents, respectively. We finance and expect to continue to finance our operations from our recent sale of Series A preferred stock and available credit facilities.

     Net cash generated by operating activities was $0.9 million and $1.9 million in the year ended December 31, 1997 and the three months ended March 31, 1999. Net cash used in operating activities was $0.7 million and $3.4 million in the five months ended December 31, 1996 and the year ended December 31, 1998, respectively. The increase from 1996 to 1997 and from 1998 to 1999 and the decrease from 1997 to 1998 was primarily due to the timing of expenditures.

     Net cash used in investing activities was $2.0 million, $3.4 million, $4.8 million and $0.07 million in the five months ended December 31, 1996, the years ended December 31, 1997 and 1998, and the three months ended March 31, 1999, respectively, and related primarily to capital expenditures to support our expanded operations. We may increase our capital expenditures in 1999.

     Net cash provided from financing activities was $6.0 million, $0.06 million and $7.3 million in the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively, and was provided by an equity investment from Communication Partners, L.P., bank borrowings and other debt. Net cash used in financing activities was $1.7 million in the three months ended March 31, 1999, and was used in repayment of bank borrowings and other debt. We have a revolving line of credit (the "Credit Line") of up to $5.0 million from BankAmerica Business Credit which bears interest at the bank's prime rate plus 1.5%. As of December 31, 1998 and March 31, 1999, approximately $2.5 million and $0.8 million, respectively, was outstanding under the Credit Line. We also had a subordinated borrowings line from Communication Partners, L.P. (the "Subordinated Line") of up to $10.0 million bearing interest at 8.0%, of which approximately $5.0 million and $4.9 million was outstanding at December 31, 1998 and March 31, 1999, respectively. We will use a portion of the proceeds of this offering to repay all outstanding indebtedness under both the Credit Line and the Subordinated Line, each of which will be available for future borrowings following such repayment. We have no plans to borrow under either the Credit Line or the Subordinated Line immediately following this offering. Our Credit Line contains certain financial covenants and restrictions as to various matters including our ability to pay cash dividends or to effect mergers or acquisitions, incur certain other indebtedness or to make certain investments without the bank's prior approval. We are currently in compliance with such financial covenants and restrictions. Borrowings under the Credit Line are secured by substantially all of our assets. The Credit Line expires January 2000; and $5.0 million of the Subordinated Line expires on March 2000 and $5.0 million on May 2003. See "Use of Proceeds."

     We believe that the net proceeds from this offering, our existing cash and cash generated from operations, if any, will be adequate to meet our anticipated cash needs for working capital and capital expenditures through at least the end of 1999. Our future capital requirements will depend on many factors, including the timing and amount of our revenues and investment commitments which will affect our ability to generate additional cash. Thereafter, if cash generated from operations and financing activities is insufficient to satisfy our working capital requirements, we may need to borrow funds under our Credit Line and/or Subordinated Line, or seek additional funding through additional bank borrowings, sales of securities or other means. There can be no assurance that we will be able to raise any such capital on terms acceptable to us if at all.

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

ALTHOUGH WE ARE NOT PRIMARILY A SUPPLIER OF SOFTWARE, OUR BUSINESS COULD BE
  AFFECTED BY YEAR 2000 ISSUES

     The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century of the year. Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, these electronic systems could fail or create erroneous results when addressing dates on and after January 1, 2000.

     In assessing the effect of the Year 2000 Issue on GlobeSpan, we determined that we need to evaluate four general areas:

     - Supplier relationships;

     - Internal infrastructure;

     - Products sold to customers; and

     - Other third-party relationships.

     Supplier Relationships. We are a "fabless" semiconductor company and therefore rely on third party manufacturers to manufacture our chip sets. To date, Lucent Technologies manufactures substantially all of our chip sets. If Lucent Technologies is affected by the Year 2000 Issue, our supply of chip sets could be delayed or eliminated. Any disruption in our supply of chip sets from Lucent Technologies would seriously harm our business, financial condition and results of operations. We are currently seeking assurances from Lucent Technologies that their manufacturing of our chip sets will be unaffected by the Year 2000 Issue but have not received such assurances to date.

     Internal Infrastructure. The Year 2000 Issue could also affect our internal systems, including both our information technology and non-information technology systems. We have initiated an assessment of our material internal information technology systems, including third-party software and hardware technology. Based upon representations received from these third-party software and hardware suppliers, we do not believe that our material internal information technology systems will be affected by the Year 2000 Issue. We have also initiated an assessment of our non-information technology internal systems, such as our test facility. Based on our preliminary assessment, we do not believe that our material non-information technology internal systems will be affected by the Year 2000 Issue. However, we may experience serious unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

     Products Sold to Customers. Our chip sets and DSL reference design guides do not contain two digit date codes and therefore are generally unaffected by the Year 2000 Issue. However, once shipped, our chip sets are incorporated into system and board-level products which we do not develop. The performance of our chip sets could be affected if a Year 2000 Issue exists in a different component of a customer's product. We have not, and will not, assess the existence of these potential problems in our customers' products.

     We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience significant costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for purchases of our products and services. As a result, our business, results of operations or financial condition could be materially adversely affected.

     Other Third-Party Relationships. We rely on outside vendors for utilities and telecommunication services as well as climate control, building access and other infrastructure services. We are not capable of independently evaluating the Year 2000 compliance of the systems utilized to supply these

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

services. We cannot assure you that these suppliers will resolve any or all Year 2000 Issues with these systems before the occurrence of a material disruption to our business. Any failure of these third parties to resolve Year 2000 Issues with their systems in a timely manner could have a material adverse effect on our business, financial condition or results of operations.

     We have not developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations, and we do not plan to do so in the future. Any investigations we have undertaken with respect to Year 2000 Issues have been funded from available cash, and these costs have not been separately accounted for. To date, these costs have not been significant.

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

                                    BUSINESS

INDUSTRY BACKGROUND

The Local Loop Has Become the Bottleneck to High-Speed Data Access

     Vast amounts of data are carried over the Internet and private communications networks. International Data Corporation estimates that the number of Internet users worldwide was approximately 69 million in 1997 and will reach approximately 320 million in 2002. As the number of end users accessing these networks grows and their use of data-intensive applications increases, the volume of data transmitted over these networks will also continue to grow.

     In order to accommodate increasingly high volumes of data, telecommunications service providers have invested significant resources to upgrade central office switching centers and the interconnecting infrastructure, known as the backbone. While these capacity constraints continue to be addressed through the use of high-speed digital and fiber-optic equipment, the network of twisted pair copper telephone wires that connects end users to central office switching centers, known as the local loop, remains a bottleneck that limits high-speed data transmission.

                                      LOGO

     According to the International Telecommunications Union, more than 700 million copper telephone wires have been installed worldwide primarily by local telecommunications service providers. This local loop infrastructure was originally designed for lower-speed voice traffic rather than higher-speed data transmission. As a result, access to the Internet and private communications networks using standard dial-up connections over the local loop has typically been limited to data transmission rates of only 28.8 Kbps to 56 Kbps, often requiring several minutes to several hours to download large data-intensive files. This bottleneck has frustrated end users and limited the capability

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

of service providers to deliver high-speed applications such as efficient Internet access, telecommuting and networking between branch offices.

New Competition to Provide High-Speed Data Access

     Until recently, traditional regional telephone companies were the almost exclusive operators of the local loop. To address the demand for high-speed data transmission, these service providers primarily offered high-speed data transmission at transmission rates of up to 128 Kbps and 1.5 Mbps, depending on the technology used to transmit the data. These services have generally achieved limited success due to complexity and the high cost of deployment.

     The Telecommunications Act of 1996 has enabled new entrants, such as competitive local exchange carriers, to offer high-speed data transmission services. These new carriers, as well as the traditional regional telephone companies, are accelerating deployment of high-speed digital subscriber line
(DSL) services over the local loop. DSL equipment, when deployed at each end of a copper telephone wire, enables data transmission speeds of 128 Kbps to 52 Mbps, depending on the length and condition of the copper telephone wire. In addition, other telecommunications service providers, including cable, wireless and direct broadcast satellite companies, are providing high-speed data transmission services outside of the existing telephone network. Cable services are deployed over the cable television infrastructure at transmission rates of up to 40 Mbps. Cable is expected to compete effectively with other high-speed data transmission technologies, particularly in the residential market, because it enables fast data transmission speeds at comparatively low cost and leverages an existing infrastructure of coaxial cable. Wireless and direct broadcast satellite systems transmit digital data without terrestrial lines at speeds of more than 1 Mbps. Many of these services are at an early stage of development, but they are expected to provide cost-effective high-speed data transmission. In addition, some telecommunications service providers are delivering high-speed data transmission services to large businesses in major metropolitan areas over local installed fiber networks. Although local fiber networks have not generally been cost effective to deploy for small business and residential end users, fiber networks will compete effectively in the market for high-speed data transmission services, particularly for large business end users. As the volume of data traffic increases, high-speed data transmission services have become a key competitive service offering for these providers.

DSL Technology Enables High-Speed Data Transmission Over Copper Telephone Wire

     DSL technology was developed to address the local loop bottleneck. DSL implementations have several important advantages over other high speed technologies, including:

     Dedicated bandwidth. DSL is a point-to-point technology that connects the end user to the service provider's central office over a copper telephone wire. Because DSL connections are dedicated, DSL does not suffer from service degradation as other subscribers are added to the system, and, in addition, allows a higher level of security. Some alternative high-speed data transmission solutions, such as cable, are shared systems which may suffer degradation and increase the risk of security breaches as additional users are added.

     Low cost. Because DSL uses the existing local loop connection, it can be significantly less expensive to deploy to businesses and homes than other high-speed data transmission technologies. In addition, recent advances in technology development and industry standardization can make widespread deployment of DSL increasingly economical to both service providers and end users.

     Broad coverage. Since virtually all businesses and homes in the United States have installed copper telephone wire connections, DSL technologies can be made immediately available to a large percentage of potential end users.

     DSL technology uses sophisticated digital signal processing technologies to achieve high-speed data transmission over copper telephone wires. DSL technology addresses different high-speed data transmission service requirements resulting in several configuration options. Symmetric transmission

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

technologies, such as high bit rate DSL (HDSL), symmetric DSL (SDSL) and multi-rate symmetric DSL (MSDSL), provide equal data transmission rates between the central office and the end user. These configurations are therefore most ideally suited for applications such as telecommuting and networking between branch offices, which require equal data transmission rates in both directions. Asymmetric transmission technologies, such as asymmetric DSL (ADSL) and rate-adaptive asymmetric DSL (RADSL), provide greater downstream transmission rates towards the end user than upstream from the end user. Applications most efficiently served by asymmetric technologies include Internet access where data traffic flows primarily downstream.

     To date the traditional telecommunications service providers, such as the regional telephone companies, have accelerated their investments primarily in ADSL technologies because ADSL appeared most appropriate for residential subscribers. The new competitive exchange carriers, in contrast, have focused on providing competitively priced, high-speed data transmission services to business customers. These new carriers have focused on providing services based on symmetric DSL transmission technologies (such as SDSL and MSDSL).

     In a typical deployment of DSL services, DSL equipment is connected to a personal computer in a residence or to a router in a business where multiple personal computers may be connected. The end user is connected to the telecommunications service providers' central office over a copper telephone wire that is terminated at the central office by either a stand-alone DSL network interface unit or by a digital subscriber line access multiplier (DSLAM) terminating up to hundreds of connections to many users. Accordingly, a local loop of one copper telephone wire pair which connects the end user to the service provider's central office will require DSL equipment on both ends of the wire pair.

     DSL products utilize different coding techniques to transmit data reliably over copper telephone wires. These coding techniques, or line codes, include two bits per quadrant (2B1Q), carrierless amplitude phase modulation (CAP), discrete multitone modulation (DMT), and pulse amplitude modulation (PAM). 2B1Q, CAP and PAM are used for symmetric applications. CAP and DMT are used for asymmetric applications. To date, most large volume DSL service deployments have used CAP and 2B1Q line codes.

The Demands of DSL Service Providers

     DSL services are in the initial phases of worldwide deployment. To present a compelling alternative to other data transmission services, DSL services must:

     - Reach a large potential end user base;

     - Provide low equipment, installation and maintenance costs; and

     - Be tested and proven through field deployment.

     We believe that telecommunications service providers are electing to commence DSL service deployment based primarily on these factors. These service providers may also be commencing deployment of DSL services in response to competition from other service providers, such as cable companies, that are also using high-speed data transmission services to compete for traditional voice communications.

The Opportunity for Developers of DSL Integrated Circuits

     DSL equipment manufacturers are striving to meet the requirements of telecommunications service providers by designing high performance DSL products. In order to minimize time-to-market, development and product costs, DSL equipment manufacturers use increasingly complex integrated circuits which account for a large portion of the value-added proprietary content of such products. However, DSL equipment manufacturers often lack the core technology expertise in signal processing, signal conversion and communications algorithms that is required to develop these integrated circuits. In addition, these solutions must overcome real-world impairments of the local loop, such as line

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

noise, which could otherwise degrade data transmission performance. As a result of these factors, DSL equipment manufacturers are turning to a new breed of integrated circuit developers that possess the core technology and expertise required to develop DSL chip sets. A DSL chip set is needed in equipment on each end of the copper telephone wire pair for every end user. Successful solutions must offer field-proven technology, high performance, high levels of system integration, low power consumption, flexibility to enhance features and performance, rapid time-to-market and competitive total system cost.

THE GLOBESPAN SOLUTION

     GlobeSpan, Inc. is a leading worldwide developer of DSL integrated circuits which enable high-speed data transmission over the local loop. We sell our integrated circuits to manufacturers of DSL equipment for incorporation into products which are sold to telecommunications service providers and end users. We believe we provide our customers with significant value created by our leading DSL integrated circuit chip sets, our heritage in the DSL market, our understanding of DSL equipment manufacturers, service provider and end user needs, and our strong sales and support organizations. Key elements of our solution include:

     Long History of DSL Experience. We have leveraged six years of field experience in implementing DSL technology to successfully bring proven DSL chip set solutions to market. Our core engineering team includes several individuals who were early developers of DSL technology at AT&T Bell Labs in 1988.

     One Million Chip Sets Sold. We have established a proven track record, having shipped more than one million DSL chip sets. This represents a significant share of the emerging DSL integrated circuit market.

     Broad Suite of DSL Chip Sets. We offer a broad suite of DSL solutions, including ADSL, RADSL, HDSL, HDSL2, SDSL and MSDSL chip sets which use the 2B1Q, CAP, DMT and PAM line codes.

     Complete System-on-a-Chip. Our system-on-a-chip solutions provide significant density, power and cost advantages by integrating the functionality of multiple discrete components, such as memory, microprocessors or framers, onto a single chip.

     High Performance. Our chip sets are capable of performing billions of operations per second. We believe the high performance capability of our chip sets enables us to deliver one of the industry's longest reach per data transmission rate which allows telecommunications service providers to offer services to a larger customer base.

     Software Flexibility. Our chip sets are highly programmable. Our customers are able to enhance or reconfigure their products through downloads of our software rather than through costly replacement or modification of their installed DSL system products. This flexibility enables telecommunications service providers to optimize performance and keep pace with changing industry requirements, including features and standards compliance.

     Competitive Total System Cost. Our high levels of integration lead to low power consumption and density advantages, thereby maximizing the number of transceivers that can be incorporated into a DSL central office system. Higher system density enables telecommunications service providers to connect a larger number of end users with their central office equipment thereby reducing total cost per end user.

     Advanced Systems-Level Expertise. Our systems-level expertise enables us to offer chip sets which can be cost effectively incorporated into complete DSL systems and which contribute to optimizing the performance of these systems in the local loop environment. As a result we provide comprehensive step-by-step DSL reference design guides that enable our customers to rapidly bring robust DSL systems to market.

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     Strong Technical Support. We provide superior technical support throughout the design and test process to minimize our customers' cost and time to deploy. We also provide comprehensive field support to ensure that our customers' products perform optimally in real world environments.

     Standards Compliance. We actively participate in the formulation of DSL standards which enables us to monitor industry trends and refine our product development efforts to bring standards-compliant solutions to market.

     We believe these compelling advantages and design attributes position us as the preferred design partner and supplier of integrated circuits for all DSL applications.

STRATEGY

     Our objective is to be the leading provider of integrated circuits for all DSL applications. Key elements of our strategy include:

     Maximize Design Win Market Share. Our strategy is to maximize the number of design wins with both new and existing customers. A design win represents a customer's initial commitment to develop a product incorporating our chip sets. We believe design wins are strategically important because once a customer has designed our chip sets into its product, that customer is more likely to continue to choose our solutions for additional products. Furthermore, achieving the broadest number of design wins creates an opportunity to capitalize on the success of any one of our customers' DSL products. We maximize our ability to compete for design wins by leveraging our extensive sales representative organization to access the greatest number of customers and further penetrate our existing customer base.

     Target All Applications Within the DSL Market. Our strategy is to provide the necessary technologies to enable all applications within the DSL market. We have introduced or announced chip sets based upon ADSL, RADSL, HDSL, HDSL2, SDSL and MSDSL technologies which use 2B1Q, CAP, DMT and PAM line codes. Our chip sets are used in both central office and customer locations to enable high speed data applications such as Internet access, telecommuting and networking among branch offices. We will continue to monitor industry trends and refine our product development efforts to target emerging DSL applications.

     Strengthen and Broaden Technology Leadership. Our strategy is to continue to build upon our strong technology core competencies to maintain our position as a technology leader in the DSL market. We are currently investing substantial development resources in system-level knowledge, communications algorithms, signal processing and signal conversion. Specifically, we are devoting resources to extend reach by enhancing our high performance algorithms and to increase system integration by embedding more system functions on a single integrated circuit. We invest significant resources in research and development and will continue to work closely with our customers to develop new and enhanced solutions that address next-generation DSL market opportunities.

     Leverage Advanced Systems-Level Expertise. Our strategy is to leverage our advanced systems-level expertise to develop and market chip sets that can be cost effectively and rapidly incorporated into complete DSL systems manufactured by our customers. This strategy enables our customers to optimize time-to-market, performance and system cost. By working closely with our customers throughout the design and deployment process, we gain valuable insights and are often able to anticipate their needs and incorporate value-added functionality onto our chip sets. We gain additional insights by continually testing our solutions against real-world models of DSL networks to verify their performance in harsh and unpredictable deployment environments. We have built a state-of-the-art system test facility which we use to validate the performance of our chip sets and which we make readily available to our customers to test their DSL systems. We plan to continue to expand and improve this capability. Furthermore, we will continue to provide comprehensive reference design guides that enable our customers to apply our systems-level expertise to their products.

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     Drive Industry Standards. We actively participate in the formulation of critical standards for high-speed data transmission markets. We believe such participation accelerates and expands the development of markets for our products and provides valuable insights and relationships which assist us in directing our product development efforts to target emerging market opportunities.

TECHNOLOGY CORE COMPETENCY

     Our key competitive advantage is founded in our technology expertise encompassing the entire DSL design process from the development of custom integrated circuits to their integration into a system solution. To address the technology challenges of DSL transmission, we have developed and will continue to build upon our primary technology core competencies, including systems-level knowledge, communications algorithms, digital signal processing and signal conversion.

     Systems-Level Knowledge. Our systems-level knowledge has been developed through years of field installation experience and working relationships with over 100 equipment manufacturer customers. As a result, we have an advantage in understanding the harsh and varying conditions of the local loop. This environment is characterized by various impairments that impact DSL operations and make reliable high-speed data transmission difficult to achieve. These factors include bridge taps, cross-talk from adjacent wires in the same wire bundle, signal attenuation and impulse noise spikes, among others. To minimize the effects of these impairments, we will continue to incorporate our understanding of these factors into our DSL chip set designs. We have also leveraged our systems-level expertise to create a state-of-the-art system test facility to validate the performance and operation of new DSL designs. We have invested significant resources in automating our test facility to maximize the efficiency and repeatability of our tests. We will continue to make our test facility readily available to our customers to verify the performance of their DSL products.

     Communications Algorithms. A key component of our continued success is the expertise that we have developed in the areas of communications theory and algorithms. Communications algorithms are the processes and techniques used to transform a digital data stream into a specially-conditioned analog signal suitable for transmission across copper telephone wires. At the receiving end of the copper telephone wire, our algorithms process the analog signal and transform this data into a digital form without introducing data errors. We invest significant resources to maintain our technology leadership in the development of communications system algorithms in the areas of start-up training, coding for forward error correction, line codes, echo cancellation, adaptive equalizers, digital filter design and transmission line analysis. Our broad theoretical knowledge base, coupled with our extensive DSL field experience, has enabled our technology team to generate comprehensive DSL system models utilizing computer-aided design tools. These models are used to design our complex algorithms and to determine performance and architectural requirements for our digital communications processor and analog front end chips. Ultimately, the knowledge gained from these simulations, combined with the advantages of our programmable platform, enables us to optimize algorithm designs for specific DSL applications across a broad range of local loop conditions.

     Digital Signal Processing. Digital signal processing, as it relates to DSL applications, is a means of encoding digital data for transmission over bandwidth limited media, such as copper telephone wires, and recovering the encoded data at the receiving end. This process requires very high-speed, high-precision silicon engines to meet the performance specifications of telecommunications service providers. We are a leader in the design of high-performance, low-power, silicon-efficient, digital communications processors which optimize digital signal processing for DSL applications. Our digital communications processor is based on a proprietary architecture that incorporates concurrent multi-tasking, multi-processor digital signal processing engines. Our digital communications processor architecture provides system design flexibility without the inherent power and costs normally associated with conventional, general purpose digital signal processors. The performance and flexibility of our digital communications processor enables our customers to implement multiple DSL configurations using different line codes through a simple software download.

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     Signal Conversion. Signal conversion is a component of our solution that transforms digital signals into analog signals that are suitable for transmission over copper telephone wires. Our analog front end includes a custom integrated circuit that performs the signal conversion function, as well as a combination of discrete components such as resistors, capacitors, linear amplifiers and transformers. Our analog front end provides several programmable analog functions critical to achieving high-speed and long-reach performance. Our analog front end is capable of operating over a wide array of signal amplitudes and frequency ranges associated with different line codes.

PRODUCTS

     We offer a broad suite of DSL chip set solutions. A typical product offering includes a chip set, consisting of a digital communications processor and an analog front end, a DSL reference design guide and software.

     Our DSL chip sets are software programmable, enabling a broad range of data transmission rates, performance enhancements, feature upgrades and compliance with industry standards. We have been producing high volumes of our current chip sets for over two years and have shipped more than one million chip sets. Our comprehensive step-by-step DSL reference design guides include schematics, bills of materials, circuit board layouts, application interface programs and debug guides. Our DSL reference design guides enable equipment manufacturers to bring robust systems to market quickly and cost-effectively.

     Our chip sets and reference design guides are optimized for specific DSL applications, resulting in a variety of configuration options. Our products offer alternative packaging and bus interface options, and standards-based line codes.

     HDSL. High bit rate digital subscriber line (HDSL) is a cost-effective alternative to traditional repeatered T1 and E1 data services for business applications. HDSL provides symmetric transmission over two pairs of copper telephone wires at data transmission rates of T1 (1.544 Mbps)/ E1 (2.048 Mbps). We currently offer HDSL chip sets using CAP or 2B1Q line codes which incorporate a single or dual channel digital communications processor and an analog front end. Our HDSL product is the first chip set capable of implementing both line codes recommended by the American National Standards Institute Technical Report TR28 draft 2 and the International Telecommunications Union standard G.991.

     HDSL2. HDSL2 is a next generation HDSL configuration that provides symmetric transmission over one pair of copper telephone wires rather than two pairs, resulting in a more network-efficient and cost-effective solution. We currently offer HDSL2 chip sets using the PAM line code which incorporate a single channel digital communications processor and an analog front end. Our HDSL2 chip set is designed to meet the HDSL2 draft standard T1E1 4/99-006 R1 currently being defined in the United States by the American National Standards Institute.

     SDSL. Symmetric digital subscriber line (SDSL) is a cost-effective alternative to traditional repeatered T1 and E1 data services for business applications. SDSL provides symmetric transmission over one pair of copper telephone wires and provides T1/E1 data rates. We currently offer SDSL chip sets using the CAP line code which incorporate a single or dual channel digital communications processor and an analog front end. Our SDSL chip set is designed to meet the International Telecommunications Union G.991.1 standard.

     MSDSL. Multi-rate symmetric digital subscriber line (MSDSL) is used to provide cost-effective symmetric transmission over one pair of copper telephone wires at data transmission rates ranging from 144 Kbps to 2.3 Mbps depending upon the available data transmission rates of the relevant service provider. We currently offer MSDSL chip sets using the CAP or 2B1Q line codes which incorporate a single or dual channel digital communications processor and an analog front end.

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     ADSL and RADSL. Asymmetric digital subscriber line (ADSL) and rate adaptive asymmetric digital subscriber line (RADSL) are used to provide cost effective, high-speed local loop access for Internet and other applications where data flows downstream to the end user faster than it does upstream from the end user. ADSL provides asymmetric transmission over one pair of copper telephone wires with downstream data transmission rates ranging from 90 Kbps to 8.0 Mbps and upstream data transmission rates ranging from 45 Kbps to 1.1 Mbps. ADSL allows the telephone line to be used simultaneously for voice and data transmission. We currently offer ADSL chip sets which incorporate an analog front-end and a dual channel digital communications processor chip using the CAP line code or a single channel digital communications processor chip using the DMT line code, or a single channel digital communications processor using both CAP and DMT line codes. Our ADSL chip sets are designed to meet the American National Standards Institute standard specification T1.413 for the 8 Mbps DMT line code configuration and the International Telecommunications Union standard G.992.2 for the 1.5 Mbps DMT line code configuration (commonly called G.lite).

     The following table summarizes our DSL product families, their key functions, data transmission rates and introduction dates.

-------------------------------------------------------------------------------------------------------------------
    PRODUCT                                                                         DATA                   INTRO.
     FAMILY                           FUNCTION                               TRANSMISSION RATES             DATE
-------------------------------------------------------------------------------------------------------------------
     GS9070       ASIC chip used to connect our G2710, G7060, or               Not Applicable               1Q99
                  G7061 chip sets to PCI bus and V.90 voice band
                  modems for PC applications.
-------------------------------------------------------------------------------------------------------------------
     G7070        Multi-mode RADSL single channel chip set for        Downstream -- 90 Kbps to 8.0 Mbps     4Q98
                  asymmetric transmission over one wire pair using     Upstream -- 45 Kbps to 1.1 Mbps
                  DMT or CAP line code. Includes integrated framer.
-------------------------------------------------------------------------------------------------------------------
     G7060        RADSL single channel chip set for asymmetric        Downstream -- 90 Kbps to 8.0 Mbps     4Q98
                  transmission over one wire pair using DMT line       Upstream -- 45 Kbps to 1.1 Mbps
                  code. Includes integrated framer.
-------------------------------------------------------------------------------------------------------------------
     G7061        RADSL (G.lite) single channel chip set for          Downstream -- 90 Kbps to 1.5 Mbps     4Q98
                  asymmetric transmission over one wire pair using     Upstream -- 45 Kbps to 540 Kbps
                  DMT line code. Includes integrated framer.
-------------------------------------------------------------------------------------------------------------------
     G2237        HDSL2 single channel chip set for symmetric          T1 (1.544 Mbps)/E1 (2.048 Mbps)      4Q98
                  transmission over one wire pair using PAM line
                  code. Includes integrated framer.
-------------------------------------------------------------------------------------------------------------------
     G2232        SDSL single or dual channel chip set for             T1 (1.544 Mbps)/E1 (2.048 Mbps)      4Q98
                  symmetric transmission over one wire pair using
                  CAP line code. Includes integrated framer.
-------------------------------------------------------------------------------------------------------------------
     G2216        MSDSL single or dual channel chip set for                 144 Kbps to 1.1 Mbps            4Q98
                  symmetric transmission over one wire pair using
                  2B1Q line code. Includes integrated framer and
                  analog front end.
-------------------------------------------------------------------------------------------------------------------
     G2214        MSDSL single or dual channel chip set for                 144 Kbps to 2.3 Mbps            4Q98
                  symmetric transmission over one wire pair using
                  CAP line code. Includes integrated framer.
-------------------------------------------------------------------------------------------------------------------
     G2710        RADSL single or dual channel chip set for           Downstream -- 90 Kbps to 7.2 Mbps     3Q98
                  asymmetric transmission over one wire pair using     Upstream -- 45 Kbps to 1.1 Mbps
                  CAP line code. Includes integrated framer.
-------------------------------------------------------------------------------------------------------------------
     G2213        HDSL dual channel chip set for symmetric             T1 (1.544 Mbps)/E1 (2.048 Mbps)      3Q98
                  transmission over two wire pairs using CAP line
                  code. Includes integrated framer.
-------------------------------------------------------------------------------------------------------------------
     G2212        HDSL dual channel chip set for symmetric             T1 (1.544 Mbps)/E1 (2.048 Mbps)      3Q98
                  transmission over two wire pairs using 2B1Q line
                  code. Includes integrated framer and analog front
                  end.
-------------------------------------------------------------------------------------------------------------------
   MDT-x6-01      MSDSL single channel chip set for symmetric               144 Kbps to 1.1 Mbps            3Q98
                  transmission over one wire pair using 2B1Q line
                  code.
-------------------------------------------------------------------------------------------------------------------
   HDT-12-0x      HDSL single channel chip set for symmetric           T1 (1.544 Mbps)/E1 (2.048 Mbps)      4Q97
                  transmission over two wire pairs using 2B1Q line
                  code.
-------------------------------------------------------------------------------------------------------------------
   MDT-x4-01      MSDSL single channel chip set for symmetric               144 Kbps to 2.3 Mbps            2Q97
                  transmission over one wire pair using CAP line
                  code.
-------------------------------------------------------------------------------------------------------------------
   SDT-32-03      SDSL single channel chip set for symmetric           T1 (1.544 Mbps)/E1 (2.048 Mbps)      1Q97
                  transmission over one wire pair using CAP line
                  code.
-------------------------------------------------------------------------------------------------------------------
   HDT-13-0x      HDSL single channel chip set for symmetric           T1 (1.544 Mbps)/E1 (2.048 Mbps)      2Q96
                  transmission over two wire pairs using CAP line
                  code.
-------------------------------------------------------------------------------------------------------------------
   RDT-x0-01      RADSL single channel chip set for asymmetric        Downstream -- 90 Kbps to 7.2 Mbps     2Q96
                  transmission over one wire pair using CAP line       Upstream -- 45 Kbps to 1.1 Mbps
                  code.
-------------------------------------------------------------------------------------------------------------------

SALES, MARKETING AND TECHNICAL SUPPORT

     Our strategy is to expand the breadth of our customer base by leveraging our extensive worldwide sales representative organization, comprised of approximately 31 firms with over 250 professionals. This organization is directed by our six sales managers and is supported by our technical marketing professionals, applications engineers and development engineers. Our sales effort has resulted in a customer base of more than 100 DSL equipment manufacturers who have purchased chip sets and DSL reference design guides. Our strategy has enabled us to spread our sales efforts across a much larger base of customers than would otherwise be possible using only a direct sales model. Furthermore, it has been our experience that once we successfully penetrate a new account, we become better positioned to secure additional design wins.

     Providing comprehensive DSL reference design guides to our customers is integral to our sales strategy. Our design materials are intended to enable our customers to effectively incorporate our chip sets into their DSL systems and to achieve a faster time-to-market. This reduces the necessary level of customer support and allows for a greater allocation of our sales effort to target future design wins.

     We provide superior technical support throughout the design and test process to accelerate our customers' time-to-market. We also provide comprehensive field support to ensure that our customers' products perform optimally in real world deployment environments.

CUSTOMERS

     We sell our products worldwide to over 100 companies that manufacture data communications products. Customers from which we recognized at least $500,000 in revenues in 1998 include Ascom Hasler AG, C-Com Corporation, Cisco Systems, LG Information & Communications, NEC Corporation, Paradyne Corporation, Schmid Telecommunications and Westell Technologies. Our chip sets are incorporated by our customers into the following products:

     - Digital subscriber line access multiplexers (DSLAMs), which are used to terminate up to hundreds of lines in a central office and aggregate them onto high-speed lines for transmission to the communications backbone;

     - DSL network interface units, which are customer premises products that enable high-speed data transmission over the local loop;

     - DSL-compatible routers, which are used to connect one or more personal computers to the local loop; and

     - Personal computer DSL network interface cards, which are used to connect a personal computer directly to the local loop.

     Our customers market their products to public and private telecommunications service providers. These service providers include traditional telephone companies, competitive local exchange carriers, Internet service providers, businesses and government entities.

     We depend on a relatively small number of customers for a large percentage of our revenues. In the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1999, our customers who individually represented at least five percent of our net revenues accounted for 85.5%, 72.6%, 70.1% and 65.7%, respectively, of our total net revenues. In 1996, our top three customers were Lucent Technologies, LG Information & Communications and Ascom Hasler AG which accounted for 27.2%, 15.9% and 12.0% of our net revenues, respectively. In 1997, our top three customers were LG Information & Communications, Ascom Hasler AG and Westell Technologies, which accounted for 21.4%, 12.5% and 9.6% of our net revenues, respectively. In 1998, our top three customers were Cisco Systems, NEC Corporation and

Ascom Hasler AG, which accounted for 48.3%, 12.6% and 9.2% of our net revenues, respectively. In the three months ended March 31, 1999, our top three customers were Cisco Systems, NEC Corporation and Ascom Hasler AG, which accounted for 39.4%, 9.7% and 9.0% of our net revenues, respectively. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our products and these customers could cease purchasing our products at any time. See "Risk Factors--The Loss of One or More of Our Key Customers Would Result in a Loss of a Significant Amount of Our Revenues."

RESEARCH AND DEVELOPMENT

     Our core engineering team, including several individuals who were early developers of DSL technology at AT&T Bell Labs, has substantial expertise in DSL technology. Since our founding in August 1996, we have invested significant resources to expand our research and development group. As of March 31, 1999, approximately 79 of our approximately 122 research and development engineers had advanced degrees, including approximately 24 with Ph.Ds. These engineers are involved in advancing our technology core competencies and our product development activities. Recently, we have been devoting a significant portion of our research and development expenditures to products incorporating new features and line codes, such as 2B1Q, DMT and PAM.

     We believe that we must continually enhance the performance and flexibility of our current products, and successfully introduce new products to maintain our leadership position. In 1999, our research and development expenditures will increase due to planned increases in personnel, material costs and depreciation resulting from higher capital expenditures. Our research and development expenditures in the pro forma year ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1999 were $4.1 million, $8.4 million, $18.7 and $5.4 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANUFACTURING

     Our manufacturing objective is to produce reliable, high quality integrated circuits at competitive prices and to achieve on-time delivery of our products to our customers. We outsource the manufacturing of our integrated circuits which enables us to concentrate our resources on the design, development and marketing of our products where we believe we have greater competitive advantages, and to eliminate the high cost of owning and operating a semiconductor wafer fabrication facility.

     Our long-term strategy is to qualify new foundries to provide additional manufacturing capacity and to access diverse manufacturing technologies. We intend to secure multiple sources of wafer fabrication to reduce our dependence on any single foundry. There can be no assurance that we will be able to successfully qualify and implement such arrangements.

     We do not own or operate a semiconductor fabrication facility. We depend on Lucent Technologies to timely deliver to us sufficient quantities of fully-assembled and tested chip sets on a turnkey basis. We have had a series of manufacturing arrangements with Lucent Technologies, the latest of which became effective in March 1999. Under this agreement, Lucent Technologies will fill our orders for our current chip sets in accordance with agreed-upon quantity, price, lead-time and other terms. The agreement also contains procedures for establishing Lucent Technologies as a manufacturer of future chip sets for us. This agreement, however, does not guarantee that Lucent Technologies will adequately fill our orders for current chip sets (either in quantity or timing), or that we will be able to negotiate mutually satisfactory terms for manufacturing our future chip sets. Further, although the March 1999 agreement has a term of three years for the supply of current chip sets, Lucent Technologies has the right to discontinue the supply of any chip set upon 12 months' notice (as long as Lucent Technologies fills our orders for commercially reasonable quantities of that chip set during the notice period). In addition, Lucent Technologies' ability to manufacture our chip sets is limited by its available capacity, and under some circumstances Lucent Technologies may allocate its available capacity to its other customers. Any disruption in availability of our products would have a serious adverse impact on our business. If we are required for any reason to seek a new manufacturer of our chip sets, a new manufacturer of our chip sets may not be available and in any event switching to a new manufacturer would require six months or more and would involve significant expense and disruption to our business.

COMPETITION

     The DSL chip set market is intensely competitive. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. We believe that we must compete on the basis of a variety of factors, including time to market, functionality, conformity to industry standards, performance, price, breadth of product lines, product migration plans, and technical support.

     We believe our principal competitors include:

     - For ADSL products based on the American National Standards Institute standard T1.413, Alcatel, Analog Devices Inc., Motorola and Texas Instruments, among others;

     - For G.lite products based on the International Telecommunications Union standard G.992.2, Alcatel, Analog Devices Inc., Centillium Technology Corporation, Lucent Technologies and Texas Instruments, among others; and

     - For HDSL, SDSL, MSDSL and HDSL2 products, Conexant Systems, Level One Communications and MetaLink, among others.

     In addition to these competitors, there have been growing numbers of announcements by other integrated circuit companies that they intend to enter the DSL chip set market.

     Further, many of our customers face competition from companies, such as Orckit Communications and PairGain Technologies, which design their own chip sets. Because these companies do not purchase all of their chip sets from suppliers such as us, if these competitors displace our customers in the DSL equipment market, our customers would no longer need our products, and our business, financial condition and results of operations would be seriously harmed.

     Many of our competitors have greater name recognition, their own manufacturing capabilities (such as Lucent Technologies which manufactures our chip set designs exclusively for us and has developed and is marketing its own chip set solutions), significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have pre-existing relationships with our customers or potential customers. These competitors may compete effectively with us because in addition to the above-listed factors, they more quickly introduce new technologies, more rapidly or effectively address customer requirements or devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

     As the DSL market matures, the industry may become subject to increasing price competition driven by the lowest cost providers of chip sets. We anticipate that average per unit selling prices of DSL chip sets will continue to decline as product technologies mature. If we are unable to reduce our costs sufficiently to offset declines in the average per unit selling prices or are unable to introduce new higher performance products with higher average per unit selling prices, our operating results will be seriously harmed. Since we do not manufacture our own products, we may be unable to negotiate volume discounts with our foundries in order to reduce the costs of manufacturing our chip sets in response to declining average per unit selling prices. Many of our competitors are larger with greater resources and therefore may be able to achieve greater economies of scale and would be less vulnerable to price competition. Our inability to achieve manufacturing efficiencies would have an adverse impact on our operating results.

INTELLECTUAL PROPERTY

     Our success depends significantly upon our ability to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. In the past, competitors have recruited our employees who have had access to our proprietary technologies, processes and operations. Our competitors' recruiting efforts, which we expect will continue, expose us to the risk that such employees will misappropriate our intellectual property. For example, in June 1998, we filed suit against three former employees who recently began employment with one of our competitors. Our lawsuit alleges misappropriation of trade secrets. See "-- Litigation."

     We rely in part on patents to protect our intellectual property. We have 29 patents in the United States and 15 patents in other countries. Our patents principally cover various aspects of systems and features relating to telecommunications technologies and telecommunications products, including certain aspects specifically pertaining to particular DSL algorithms and DSL communications systems. Our patents have expiration dates ranging from 2009 to 2017. In addition, we have 46 patent applications pending in the United States Patent and Trademark Office. We also have 53 patent applications pending in various countries other than the United States. These patents may never be issued. Even if these patents are issued, taken together with our existing patents, they may not provide sufficiently broad protection to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and maskwork protection under the Federal Semiconductor Chip Protection Act of 1984. We also enter into confidentiality agreements with our employees, consultants and customers and seek to control access to, and distribution of, our other proprietary information.

     The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in such countries, some of which are countries in which we have sold and continue to sell products. There is a risk that our means of protecting our proprietary rights may not be adequate. For example, our competitors may independently develop similar technology, duplicate our products or design around our patents or our other intellectual property rights. If we fail to adequately protect our intellectual property, it would be easier for our competitors to sell competing products.

     Another company, Singapore Telecommunications Limited (Singapore Telecom), also has prior rights to the GlobeSpan mark in one or more countries outside the United States, in connection with services involving the transmission and broadcast of satellite communications. Singapore Telecom's rights in the GlobeSpan mark may limit our ability to use or market under the GlobeSpan name in certain territorial regions outside the United States.

EMPLOYEES

     As of March 31, 1999, we had 178 full-time employees, including 122 employees engaged in research and development, 29 engaged in sales and marketing and 27 engaged in general and administrative activities. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

PROPERTIES

     We sublease our facility in Red Bank, New Jersey, which has approximately 50,000 square feet, pursuant to a sublease agreement that expires April 2002. This facility comprises our headquarters, administration, sales and marketing and research and development departments. We believe we have adequate space, and any additional space required will be available to us on commercially reasonable terms.

LITIGATION


     In June 1998, we filed suit against Hanan Herzberg, Selvaraj Seetharaman and Xiao-Feng Qi in the Superior Court of New Jersey seeking compensatory damages, costs and attorneys' fees and injunctive relief based on allegations of misappropriation of trade secrets. In April 1998, the defendants terminated their employment with our company and subsequently began employment with Level One Communications, a competitor in the DSL industry. No counterclaim has been asserted against us. On June 16, 1999, the Superior Court of New Jersey issued a final judgment in favor of GlobeSpan and against the defendants, ordering injunctive and other relief against the defendants. We anticipate that defendants may seek to appeal from the Court's judgment. Due to the nature of litigation, we cannot ascertain whether the judgment would be upheld on appeal. We believe that this matter will not have a material adverse effect on our results of operations or financial condition. However, this litigation could be time consuming and costly, and there can be no assurance that we will necessarily prevail given the inherent uncertainties in litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     The executive officers, key employees and directors of GlobeSpan, and their ages as of May 5, 1999, are as follows:

                  NAME                    AGE                   POSITION
                  ----                    ---                   --------
Armando Geday(a)........................  37    President, Chief Executive Officer and
                                                Director
Robert McMullan.........................  44    Chief Financial Officer, Vice President,
                                                Treasurer and Secretary
Thomas Sennhauser.......................  44    Chief Operating Officer
Nicholas Aretakis.......................  37    Vice President, Worldwide Sales
Clete Gardenhour........................  60    Vice President, Business Development
Daniel Amrany...........................  47    Chief Technology Officer
Angelo Stephano.........................  37    Vice President, Worldwide Marketing
Russ Bell...............................  42    Vice President, Technology Planning
George Malek............................  62    Vice President, Engineering
Barbara Connor(c).......................  48    Director
James Coulter(a)(b).....................  39    Director
Dipanjan Deb(a)(c)......................  29    Director
Federico Faggin(b)......................  57    Director
Thomas Epley(a)(b)......................  58    Director
Keith Geeslin(c)........................  46    Director
David Stanton(b)........................  36    Director

------------------------------
(a) Member of Executive Committee
(b) Member of Compensation Committee
(c) Member of Audit Committee

     Armando Geday has served as President and Chief Executive Officer of GlobeSpan since April 1997 and as a director of GlobeSpan since April 1997. From June 1986 to March 1997, Mr. Geday was Vice President and General Manager of the Multimedia Communications Division of Rockwell Semiconductor Systems, a developer and manufacturer of semiconductor systems. Prior to June 1986, Mr. Geday held several other marketing and general management positions at Rockwell. Prior to Rockwell, Mr. Geday was product marketing manager at Harris Semiconductor. Mr. Geday received a B.S. in Electrical Engineering from the Florida Institute of Technology.

     Robert McMullan has served as Chief Financial Officer of GlobeSpan since July 1998. From November 1990 to March 1998, Mr. McMullan was employed by The BISYS Group, Inc., an outsourcer to the financial services industry, where he served as Executive Vice President and Chief Financial Officer. Mr. McMullan received a B.A. in Business Administration from St. Michael's College.

     Thomas Sennhauser has served as Chief Operating Officer of GlobeSpan since June 1998. From November 1993 to May 1998, Mr. Sennhauser was at Siemens Microelectronics, Inc., a semiconductor company, where he was Vice President of Signal Processing Integrated Circuits. From 1990 to 1992, Mr. Sennhauser was Managing Director of the largest foreign subsidiary of Societe Suisse de Microelectronique et Horlogerie, and from 1980 to 1989, worked at Intel Corporation, a developer and manufacturer of semiconductor systems, in various marketing and manufacturing positions. Mr. Sennhauser received Masters degrees in International Management from the American Graduate School of International Management and in Electrical Engineering from the Swiss Federal Institute of Technology, Zurich, Switzerland.

     Nicholas Aretakis has served as Vice President, Worldwide Sales of GlobeSpan since May 1998. From July 1994 to April 1998, Mr. Aretakis served as Vice President of Marketing and Sales at ESS Technology, Inc., a developer of audio, digital video and modem/fax communication semiconductors and software products for the personal computing industry. Prior to joining ESS Technology Inc., Mr. Aretakis held senior sales and marketing positions at SEEQ Technology, Inc., a developer of LAN and memory semiconductors and software, and Microchip Technology, a manufacturer of RISC-based microcontrollers and specialized memory products. Mr. Aretakis received a B.A. in Mathematics from Hobart College and a B.S. in Electrical Engineering from Columbia University.

     Clete Gardenhour has served as Vice President, Business Development of GlobeSpan since May 1998. From August 1996 to August 1998, Mr. Gardenhour was Executive Director of Worldwide Sales for GlobeSpan. From January 1992 to August 1996, Mr. Gardenhour was responsible for technology planning and business development of DSL technology at AT&T Paradyne Corporation, a developer and manufacturer of telecommunications products, and served as Senior Vice President and General Manager of AT&T Paradyne Corporation's Modem and Network Management business. Mr. Gardenhour received a B.S. in Electrical Engineering from the Georgia Institute of Technology and a Masters degree in Management of Technology from the University of Miami.

     Daniel Amrany has served as Chief Technology Officer of GlobeSpan since October 1998. From August 1996 to October 1998, Mr. Amrany was director of VLSI development for GlobeSpan. In January 1985, Mr. Amrany founded Amra-Tech, a VLSI consulting firm, which developed the VLSI devices for AT&T Bell Labs' voice band modems and DSL products. Mr. Amrany served as Vice President of Amra-Tech from January 1985 to August 1996. Prior to 1985, Mr. Amrany worked at Perkin-Elmer, a developer and manufacturer of life science products, ITT Industries, a designer and manufacturer of electronics products, and Intel Corporation, a developer and manufacturer of semiconductor systems. Mr. Amrany holds more than ten patents in various telecom, digital TV, and semiconductor disciplines and received a B.S. in Electrical Engineering from Tel Aviv University.

     Angelo Stephano has served as Vice President, Marketing of GlobeSpan since August 1998. From June 1996 to August 1998, Mr. Stephano was the Director of Marketing for Rockwell Semiconductor Systems' Multimedia Communications Division. From June 1994 to June 1996, Mr. Stephano was the Manager of Marketing for the same division of Rockwell International. Mr. Stephano received a B.S. in Electrical Engineering from Syracuse University.

     Russ Bell has served as Vice President, Technology Planning of GlobeSpan since March 1999. From January 1998 to March 1999, Mr. Bell was Director, Technology Planning of GlobeSpan. From July 1984 to January 1998 Mr. Bell held a number of positions at Advanced Micro Devices, a developer and manufacturer of integrated, circuits including Director of Communications Technology, Director of Corporate Strategic Marketing and Director of Applications Engineering. Mr. Bell received a B.S. in Electrical Engineering from the Southern Technical Institute and a Masters degree in Information and Computer Science from the Georgia Institute of Technology.

     George Malek has served as Vice President, Engineering of GlobeSpan since August 1996. From March 1963 to August 1996, Mr. Malek served in various positions, at AT&T Bell Labs, a communications company, and at its successor corporation Lucent Technologies, including head of the data communications department. Mr. Malek received a B.S. in Electrical Engineering from Monmouth University and a Masters degree in Electrical Engineering from New York University.

     Barbara Connor has served as a director of GlobeSpan since May 1999. Since 1973, Ms. Connor has held various positions in Bell Atlantic Corporation, a telecommunications company, including Treasurer and Controller. Since 1995, Ms. Connor has served as President of Bell Atlantic Federal Systems, where she oversees Bell Atlantic's sales and servicing activities to the Federal Government in the continental United States, Puerto Rico and Europe. Ms. Connor received a B.A. in economics from Immaculata College, an M.A. in economics and statistics from the University of Notre Dame and an M.B.A. in finance from Rider University.

     James Coulter has served as a director of GlobeSpan since May 1998. Mr. Coulter has served as a managing partner of Texas Pacific Group, an investment firm, since 1992. Mr. Coulter currently serves as a director of America West Holdings Corp., Beringer Wine Estates Holdings, Inc., Oxford Health Plans Inc. and several privately held companies. Mr. Coulter received a B.A. in Business from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business.

     Dipanjan Deb has served as a director of GlobeSpan since March 1999. Mr. Deb has been employed by Texas Pacific Group, an investment firm, since November 1998 where he is responsible for technology-related investments. From August 1991 to June 1994, Mr. Deb was employed at BancBoston Robertson Stephens. Mr. Deb rejoined BancBoston Robertson Stephens in June 1996 and served as their Director of Semiconductor Banking until October 1998. Prior to rejoining BancBoston Robertson Stephens in 1996, Mr. Deb worked as a management consultant at McKinsey & Company. Mr. Deb received a B.S. in Electrical Engineering from the University of California at Berkeley and an M.B.A. from the Stanford Graduate School of Business.

     Thomas Epley has served as a director of GlobeSpan since August 1996 and as Chairman of the Board from August 1996 to March 1999. Mr. Epley has also served as President of Paradyne Credit Corporation, a related party of GlobeSpan, since August 1996. Mr. Epley was the CEO and President of GlobeSpan from August 1996 to April 1997 and the President and CEO of Paradyne Corporation, a developer and manufacturer of telecommunications products and a related party of GlobeSpan, from August 1996 to April 1997. From May 1991 to April 1996, Mr. Epley was the CEO of Technicolor, an entertainment media company. Mr. Epley currently serves as Chairman of Paradyne Corporation and as Chairman of MEM Solutions, a microelectrical and mechanical systems company. Mr. Epley received a B.S. in Mechanical Engineering from the University of Cincinnati and an M.B.A. from Northwestern University.

     Federico Faggin has served as a director of GlobeSpan since May 1999. Mr. Faggin is the Chairman of the Board of Directors and a director of Synaptics, Inc., a computer peripheral and software company he founded in 1986. Mr. Faggin currently serves as a director of Integrated Device Technologies, Inc., a semiconductor company, and several privately held companies. Mr. Faggin received a "Dottore in Fisica" degree from the University of Padua, Italy, and holds an honorary doctor degree in Computer Science from the University of Milan, Italy.

     Keith Geeslin has served as a director of GlobeSpan since August 1996. Mr. Geeslin is a General Partner of The Sprout Group, a venture capital firm, where he has been employed since July 1984. In addition, he is a general or limited partner of a series of investment funds associated with The Sprout Group, a division of DLJ Capital Corporation, which is a subsidiary of Donaldson, Lufkin & Jenrette. Mr. Geeslin is a director of SDL, Inc., Rhythms NetConnections Inc. and several privately held companies, including Paradyne Corporation, a related party to GlobeSpan. Mr. Geeslin received a B.S.E.E. degree from Stanford University, an M.A. degree in Philosophy, Politics and Economics from Oxford and an M.S. degree in Engineering and Economic Systems from Stanford University.

     David Stanton has served as a director of GlobeSpan since June 1996. Mr. Stanton is a partner of Texas Pacific Group, an investment firm, where he has been employed since 1994. Prior to joining Texas Pacific Group, Mr. Stanton was a venture capitalist with Trinity Ventures, where he specialized in information technology, software and telecommunications investing. Mr. Stanton currently serves as a director of Denbury Resources, Inc. and several private companies, including Paradyne Corporation, a related party of GlobeSpan. Mr. Stanton received a B.S. in Chemical Engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

BOARD OF DIRECTORS AND COMMITTEES

     Following the offering, our board of directors will consist of eight directors, each holding office until the next annual meeting of stockholders.

     The board of directors has a Compensation Committee, an Audit Committee and an Executive Committee.

     Executive Committee. Our board of directors has created an Executive Committee consisting of Messrs. Coulter, Deb, Epley and Geday. The Executive Committee is authorized to act with respect to all matters arising before the board, except for matters which require stockholder approval or where prohibited by Delaware law, including a sale of our company.

     Compensation Committee. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding all forms of compensation provided to the executive officers and directors of GlobeSpan and its subsidiaries, including stock compensation and loans. In addition, the Compensation Committee reviews and makes recommendations on stock compensation arrangements for all employees of GlobeSpan. As part of the foregoing, the Compensation Committee also administers our 1999 Equity Incentive Plan and Employee Stock Purchase Plan. The current members of the Compensation Committee are Messrs. Coulter, Epley, Faggin and Stanton.

     Audit Committee. The Audit Committee of the board of directors reviews and monitors the corporate financial reporting and the internal and external audits of GlobeSpan, including, among other things, our internal audit and control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal matters that have a significant impact on our financial reports. The Audit Committee also consults with our management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the Audit Committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with our independent auditors. The current members of the Audit Committee are Ms. Connor and Messrs. Deb and Geeslin.

DIRECTOR COMPENSATION AND OTHER ARRANGEMENTS

     Directors of GlobeSpan who are not employees receive $1,500 for participation in meetings of the board of directors. Non-employee directors of GlobeSpan who also serve on either the Compensation or the Audit Committees receive $750 for participation in the committee meetings. Upon and following this offering, directors will be eligible for automatic option grants under our 1999 Director Stock Plan. See "1999 Director Stock Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As of December 31, 1998, the Compensation Committee of the board of directors consisted of Messrs. Epley, Stanton and Stensrud. In March 1999, Mr. Stensrud resigned from the board of directors and was replaced by Mr. Coulter on the Compensation Committee.

     Mr. Epley is a current director of GlobeSpan, was Chairman of our board of directors from August 1996 to March 1999 and was CEO and President of GlobeSpan from August 1996 to April 1997. Mr. Epley is also a director of Paradyne Corporation, is Chairman of its board of directors, is a member of its compensation committee and was its CEO and President from August 1996 to April 1997. Mr. Epley also has a pecuniary interest in the GlobeSpan shares held by Communication Partners, L.P., which as of May 1999 held approximately 83.2% of our common stock and 97.1% of the common stock of Paradyne Corporation. In May 1999, Communication Partners, L.P. distributed its GlobeSpan shares to its limited partners. Mr. Epley and Epley Investors, L.L.C. are limited partners of Communication Partners, L.P. and received an aggregate of 1,002,405 GlobeSpan shares in the distribution.

     Mr. Stanton has a pecuniary interest in the GlobeSpan shares held by Communication Partners, L.P., which as of May 1999 held approximately 83.2% of our common stock and 97.1% of the common stock of Paradyne Corporation. In May 1999, Communication Partners, L.P. distributed its

GlobeSpan shares to its limited partners. TPG Partners, L.P. and TPG Parallel I, L.P., limited partners of Communication Partners, L.P. and Communication GenPar, Inc., the general partner of Communication Partners, L.P., received an aggregate of 8,680,148 GlobeSpan shares in the distribution. Mr. Stanton is the sole director and president of Communication GenPar, Inc. and is a partner of Texas Pacific Group, which organized TPG Partners, L.P. and TPG Parallel I, L.P.

     Mr. Stensrud has a pecuniary interest in the GlobeSpan shares held by Communication Partners, L.P., which as of May 1999 held approximately 83.2% of our common stock and 97.1% of the common stock of Paradyne Corporation. In May 1999, Communication Partners, L.P. distributed its GlobeSpan shares to its limited partners. Mr. Stensrud and the Stensrud Family Trust are limited partners of Communication Partners, L.P. and received an aggregate of 219,151 GlobeSpan shares in the distribution.

     For a further description of interlocking transactions, see "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table sets forth compensation information for the fiscal year ended December 31, 1998 paid by us for services by our Chief Executive Officer and our three other highest-paid executive officers whose total salary and bonus for such fiscal year exceeded $100,000, collectively referred to below as the Named Executive Officers:

                           SUMMARY COMPENSATION TABLE

                                                                  LONG-TERM
                                   ANNUAL COMPENSATION          COMPENSATION
                                  ----------------------    ---------------------
                                                            SECURITIES UNDERLYING    ALL OTHER
  NAME AND PRINCIPAL POSITION      SALARY        BONUS             OPTIONS          COMPENSATION
  ---------------------------     --------      --------    ---------------------   ------------
Armando Geday...................  $215,004      $330,000                --            $    --
  President and Chief Executive
     Officer
Thomas Sennhauser(a)............    80,780       110,000            77,775             37,396(c)
  Chief Operating Officer
Nicholas Aretakis(b)............    87,704       110,000            77,775             79,227(c)
  Vice President, Worldwide
     Sales
Robert McMullan(d)..............    80,780       100,000            77,775                 --
  Chief Financial Officer,
  Vice President, Treasurer
  and Secretary

------------------------------
(a) Mr. Sennhauser started employment with us in June 1998.

(b) Mr. Aretakis started employment with us in May 1998.

(c) Represents reimbursed relocation expenses.

(d) Mr. McMullan started employment with us in July 1998.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth each grant of stock options during the fiscal year ended December 31, 1998 to each of the Named Executive Officers. No stock appreciation rights were granted to these individuals during such year.

                                                         INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                                       -----------------------------------------------------     VALUE AT ASSUMED
                                       NUMBER OF                                                 ANNUAL RATES OF
                                       SECURITIES                                                     STOCK
                                       UNDERLYING     % OF TOTAL                                PRICE APPRECIATION
                                        OPTIONS     OPTIONS GRANTED   EXERCISE                  FOR OPTION TERM(D)
                                        GRANTED     TO EMPLOYEES IN     PRICE     EXPIRATION   --------------------
                NAME                      (A)           1998(B)          (C)         DATE         5%        10%
                ----                   ----------   ---------------   ---------   ----------   --------  ----------
Armando Geday........................        --            --              --           --           --          --
Thomas Sennhauser....................    77,775          12.6%         $12.00      5/31/08     $586,947  $1,487,440
Nicholas Aretakis....................    77,775          12.6           12.00      5/27/08      586,947   1,487,440
Robert McMullan......................    77,775          12.6           12.00      6/09/08      586,947   1,487,440

------------------------------
(a) Each of the options listed in the table is immediately exercisable. The shares purchasable under the options may be repurchased by us at the original exercise price paid per share if the optionee ceases service before vesting in such shares. The repurchase right lapses for Mr. Sennhauser's option and Mr. McMullan's option, and each officer vests as to 25% of the option shares upon completion of 12 months of service from the vesting start date; and each officer vests as to 6.25% of the option shares upon the completion of every three-month period of service over the next three years thereafter. The repurchase right lapses for Mr. Aretakis' option and he vests as to 33 1/3% of the option shares upon completion of 12 months of service from the vesting start date; he vests as to 8.33% of the option shares upon the completion of every three-month period of service over the next two years thereafter. Each of the options has a ten-year term, but the term may end earlier if the optionee ceases service with us.

(b) Based on a total of 618,625 option shares granted to our employees under our 1996 Equity Incentive Plan during 1998.

(c) The exercise price was equal to the fair market value of our common stock as valued by our board of directors on the date of grant. The exercise price may be paid in cash or through a cashless exercise procedure involving a same-day sale of the purchased shares. The exercise price may also be paid with a full recourse promissory note.

(d) The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

     In addition to the options listed in the table, stock options were granted in 1999 to certain of the Named Executive Officers under Globespan's 1996 Equity Incentive Plan for the following number of shares and at an exercise price of $10.00 per share as indicated: Mr. Geday 60,016 shares, Mr. Aretakis 23,333 shares, Mr. Sennhauser 23,333 shares, and Mr. McMullan 30,000 shares. Each of the options is immediately exercisable. The shares purchasable thereunder are subject to repurchase by Globespan at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses as to 25.0% of the shares upon completion of one year of service from the grant date and the balance in a series of quarterly installments over the three years thereafter.

                         AGGREGATED OPTION EXERCISES IN
               LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning the year-end number and value of unexercised options for each of the Named Executive Officers. No options or stock appreciation rights were exercised by these executive officers in 1998, and no stock appreciation rights were outstanding at the end of that year.

                                               NUMBER OF                  VALUE OF
                                         SECURITIES UNDERLYING          UNEXERCISED
                                          UNEXERCISED OPTIONS       IN-THE-MONEY OPTIONS
                                                HELD AT                   HELD AT
                                         DECEMBER 31, 1998(A)       DECEMBER 31, 1998(B)
                                         ---------------------    ------------------------
                 NAME                    VESTED(B)    UNVESTED      VESTED       UNVESTED
                 ----                    ---------    --------    ----------    ----------
Armando Geday..........................   203,569     261,731     $2,239,259    $2,879,041
Thomas Sennhauser......................        --      77,775             --            --
Nicholas Aretakis......................        --      77,775             --            --
Robert McMullan........................        --      77,775             --            --

------------------------------
(a) The options are immediately exercisable for all of the option shares, but any shares purchased under those options may be repurchased by us at the original exercise price paid per share, if the optionee ceases service with us before vesting in such shares. The heading "Vested" refers to shares that are no longer subject to repurchase; the heading "Unvested" refers to shares subject to repurchase as of December 31, 1998.

(b) Based on the fair market value of our common stock as determined by our board of directors at the end of 1998 of $12.00 per share, less the exercise price payable for such shares.

CHANGE OF CONTROL ARRANGEMENTS AND EMPLOYMENT AGREEMENTS

     Upon certain defined events causing a change in control of GlobeSpan, an option or other award under the 1999 Equity Incentive Plan will become fully exercisable and fully vested if the option or award is not assumed by the surviving corporation or its parent or if the surviving corporation or its parent does not substitute another award on substantially the same terms. If an optionee or other participant under the 1999 Equity Incentive Plan is involuntarily terminated within 12 months after a change in control in which the option or award was assumed or substituted, then the option or award becomes fully exercisable and vested.

     Except for Mr. Geday, our President and Chief Executive Officer, none of our executive officers have an employment agreement with GlobeSpan, and they may resign at any time and GlobeSpan may terminate their employment at any time. GlobeSpan entered into an employment agreement with Mr. Geday, dated April 1, 1997.

     The employment agreement with Mr. Geday provided for a base salary of $200,000 per year in 1997. Mr. Geday is eligible to earn quarterly and two-level revenue bonuses based upon goals and revenue targets as determined by our board of directors and Mr. Geday. Under the employment agreement, we granted to Mr. Geday an option for 465,300 shares of our common stock. If a corporate transaction occurs in which more than 50.0% of our stock is transferred, then 50.0% of Mr. Geday's unvested options will become vested. If we are valued at more than $100.0 million in such corporate transaction, then 100% of Mr. Geday's unvested options will become vested. If we terminate Mr. Geday's employment without cause or he resigns for good reason, then he will be paid as severance any bonuses that have been earned by him and will continue to receive his base salary until the earlier of the date that is 12 months from his termination date or the date on which he starts comparable employment. The aggregate severance payment will not be less than $500,000 prorated for the number of months that Mr. Geday is entitled to receive his base salary as a severance benefit. In addition, if we terminate Mr. Geday without cause or he resigns for good reason, his option will become vested, as if he provided another 18 months of service following his termination date, and his vested option will have a 10-year term from the date of his employment agreement.

     Mr. McMullan, our Chief Financial Officer, Vice President and Secretary, received an offer letter from us in which we promised that if a change in control occurs within 18 months after his employment start date and Mr. McMullan is not offered a comparable position with comparable responsibilities with the acquiring entity, then any portion of his option that is not yet exercisable or vested will become fully exercisable or vested. If the change in control occurs outside of the 18-month period following his employment start date and Mr. McMullan is not offered a comparable position with comparable responsibilities with the acquiring entity, then his option becomes vested for 50.0% of his unvested shares.

EMPLOYEE BENEFIT PLANS

       1999 Equity Incentive Plan. Our board of directors adopted GlobeSpan's 1999 Equity Incentive Plan in March 1999, and our stockholders approved the adoption of the plan in May 1999. We have reserved 1,000,000 shares of common stock for issuance under the 1999 Equity Incentive Plan. Any shares not yet issued under our 1996 Equity Incentive Plan as of the date of this offering will also be available for grant under the 1999 Equity Incentive Plan. As of each year, commencing with the date of this offering and continuing on each May 1 in 2000 through 2002, the number of shares reserved for issuance under the 1999 Equity Incentive Plan will be increased automatically by 5.0% of the total number of shares of common stock then outstanding or, if less, by 1,000,000 shares. We have not granted any options under the 1999 Equity Incentive Plan. Under the 1999 Equity Incentive Plan, the eligible individuals are: employees, non-employee members of the board of directors and consultants. The types of awards that may be made under the 1999 Equity Incentive Plan are options to purchase shares of common stock, stock appreciation rights, restricted shares and stock units. Options may be incentive stock options that qualify for favorable tax treatment for the optionee under Section 422 of the Internal Revenue Code of 1986 or nonstatutory stock options not designed to qualify for such favorable tax treatment. With limited restrictions, if shares awarded under the 1999 Equity Incentive Plan or the 1996 Equity Incentive Plan are forfeited, then those shares will again become available for new awards under the 1999 Equity Incentive Plan.

     The Compensation Committee of our board of directors administers the 1999 Equity Incentive Plan. The Committee has complete discretion to make all decisions relating to the interpretation and operation of the 1999 Equity Incentive Plan, including the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.

     The exercise price for incentive stock options granted under the 1999 Equity Incentive Plan may not be less than 100% of the fair market value of the common stock on the option grant date. The exercise price for non-qualified options granted under the 1999 Equity Incentive Plan may not be less than 85% of the fair market value of the common stock on the option grant date. The exercise price may be paid in cash or in outstanding shares of common stock. The exercise price may also be paid by using a cashless exercise method, a pledge of shares to a broker or promissory note. The purchase price for newly issued restricted shares awarded under the 1999 Equity Incentive Plan may be paid in cash, by promissory note or by the rendering of past or future services.

     The committee may reprice options and may modify, extend or assume outstanding options and stock appreciation rights. The committee may accept the cancellation of outstanding options or stock appreciation rights in return for the grant of new options or stock appreciation rights. The new option or right may have the same or a different number of shares and the same or a different exercise price.

     Upon certain defined events causing a change in control of GlobeSpan, an option or other award under the 1999 Equity Incentive Plan will become fully exercisable and fully vested if the option or award is not assumed by the surviving corporation or its parent or if the surviving corporation or its parent does not substitute another option or award on substantially the same terms. If an optionee or other participant under this Plan is involuntarily terminated within 12 months after a change in control in which the option or award was assumed or substituted, then the option or award becomes fully exercisable and vested. A change in control includes:

     - A merger or consolidation of GlobeSpan after which our then current stockholders own less than 50.0% of the surviving corporation;

     - Sale of all or substantially all of the assets of GlobeSpan;

     - A proxy contest that results in replacement of more than one-third of the directors over a 24-month period; or

     - An acquisition of 50.0% or more of GlobeSpan's outstanding stock by a person other than by a person related to GlobeSpan, such as a corporation owned by the stockholders of GlobeSpan.

     If a merger or other reorganization occurs, the agreement of merger or reorganization may provide that outstanding options and other awards under the 1999 Equity Incentive Plan shall be assumed by the surviving corporation or its parent, shall be continued by us if we were a surviving corporation, shall have accelerated vesting and then expire early, or shall be cancelled for a cash payment.

     Our board of directors may amend or terminate our 1999 Equity Incentive Plan at any time. If the board amends the Plan, stockholder approval of the amendment will be sought only if required by an applicable law. The 1999 Equity Incentive Plan will continue in effect indefinitely unless the board decides to terminate the Plan earlier.

       Employee Stock Purchase Plan. Our board of directors adopted our Employee Stock Purchase Plan in March 1999, and our stockholders approved the adoption of the plan in May 1999. We have reserved 400,000 shares of common stock for issuance under the Employee Stock Purchase Plan. As of February 1 each year beginning in 2000, 2001 and 2002, the number of shares reserved for issuance under the Employee Stock Purchase Plan will be increased automatically by 2.0% of the total number of shares of common stock outstanding or, if less, 400,000 shares. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. Two overlapping offering periods each with a duration of 24 months will commence on February 1 and August 1 each calendar year. However, the first offering period will commence on the effective date of this offering and end on July 31, 2001. Purchases of common stock will occur on January 31 and July 31 each calendar year during an offering period. The Compensation Committee of our board of directors administers our Employee Stock Purchase Plan. Each employee of GlobeSpan is eligible to participate if he or she is employed by us for more than 20 hours per week and for more than five months per year.

     The Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15.0% of the employee's cash compensation. The initial period during which payroll deductions will be accumulated will begin on the effective date of this offering and end on January 31, 2000. No more than 1,000 shares may be purchased on any purchase date. The price of each share of common stock purchased under the Employee Stock Purchase Plan will be 85.0% of the lower of
(A) the fair market value per share of common stock on the date immediately before the first date of the applicable offering period or (B) the fair market value per share of common stock on the purchase date. In the case of the first offering period, the price per share under the plan will be 85.0% of the price offered to the public in this offering. Employees may end their participation in the Employee

Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us.

     If a change in control of GlobeSpan occurs, the Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless this Plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the Employee Stock Purchase Plan at any time. If our board of directors increases the number of shares of common stock reserved for issuance under the Employee Stock Purchase Plan, it must seek the approval of our stockholders.

     1999 Director Stock Plan. Our board of directors adopted our 1999 Director Stock Plan in March 1999, and our stockholders approved the adoption of the plan in May 1999. Under the 1999 Director Stock Plan, non-employee members of our board of directors will be eligible for option grants and other awards.

     A maximum of 250,000 shares of common stock has been authorized for issuance under the 1999 Director Stock Plan. No shares have been issued yet under the 1999 Director Stock Plan. Options to purchase 20,000 shares have been granted to date under this Plan.

     We may grant options to purchase shares of common stock under the 1999 Director Stock Plan. Options may only be nonstatutory stock options not designed to qualify for favorable tax treatment. With limited restrictions, if shares awarded under the 1999 Director Stock Plan are forfeited, then those shares will again become available for new awards under the 1999 Director Stock Plan.

     The exercise price for options granted under the 1999 Director Stock Plan may not be less than 100% of the fair market value of the common stock on the option grant date. Optionees may pay the exercise price in cash or in outstanding shares of common stock. Optionees may also pay the exercise price by using a cashless exercise method or a pledge of shares to a broker. Each option will have a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the board of directors.

     The committee may reprice options and may modify, extend or assume outstanding options. The committee may accept the cancellation of outstanding options in return for the grant of new options. The new option may have the same or a different number of shares and the same or a different exercise price.

     Upon certain defined events causing a change in control of GlobeSpan, an option or other award granted under the 1999 Director Stock Plan will become fully exercisable and fully vested and will terminate unless the option or award is not assumed by the surviving corporation or its parent. Change in control has the same definition as under the 1999 Equity Incentive Plan.

     The 1999 Director Stock Plan grants options to non-employee directors pursuant to an automatic grant provision at defined intervals beginning on the effective date of this Plan. The 1999 Director Stock Plan grants to each non-employee director an option to purchase 10,000 shares of common stock on the effective date of this offering at the initial public offering price, and the plan will grant to each such director another option to purchase 5,000 shares of common stock at the fair market value on the date of grant on the date of the 2000 annual stockholders' meeting and another option to purchase 5,000 shares of common stock on the date of the 2001 annual stockholders' meeting, if the director continues serving on the board following the annual stockholders' meeting. The 1999 Director Stock Plan grants to each person who becomes a non-employee director following the effective date of this Plan an option to purchase 10,000 shares of common stock on the date on which he or she is initially elected or appointed to the board; and each such new director will be granted another option to purchase 5,000 shares of common stock at each of the first two annual stockholders' meeting in the calendar years following the year in which he or she initially became a board member. However, a new director will not receive an option to purchase 5,000 shares of common stock if he or she resigns at that annual stockholders' meeting. At each annual stockholders' meeting following the annual meeting during which each non-employee director received the second option to purchase 5,000 shares of common stock, the 1999 Director Stock Plan grants to each continuing director an option to purchase 2,500 shares of common stock. Each initial option becomes exercisable and vested as to 50% of the shares immediately and as to 50% upon the director's completion of 12 months of service during which he or she attended at least 75% of the board meetings. Each subsequent option will be fully vested at grant.

     Our board of directors may amend or modify the 1999 Director Stock Plan at any time. The 1999 Director Stock Plan will terminate in March 2009, unless the board of directors decides to terminate the plan sooner.

                              CERTAIN TRANSACTIONS

INITIAL FORMATION

     We were formed in August 1996 as part of the divestiture of AT&T Paradyne Corporation by Lucent Technologies. Prior to this divestiture, AT&T Paradyne Corporation operated a communications technologies business. Communication Partners, L.P. was formed in connection with the divestiture for the primary purpose of holding investments in GlobeSpan and Paradyne Corporation. In the divestiture, Communication Partners, L.P. (which at the time was our principal stockholder) (i) formed a subsidiary, Paradyne Acquisition Corp., to acquire AT&T Paradyne Corporation (later renamed Paradyne Corporation), and (ii) formed another subsidiary, CAP Acquisition Group (later renamed GlobeSpan, Inc.), to acquire certain other assets from AT&T Paradyne Corporation and from Lucent Technologies. Also in the divestiture, Communication Partners, L.P. formed other subsidiaries to acquire certain other assets of Lucent Technologies and/or AT&T Paradyne Corporation.

     The following table illustrates the corporate structure of Globespan and Paradyne Corporation both before and after the divestiture by Lucent Technologies.

                                                 PERCENTAGE
                                                 INTEREST IN      PERCENTAGE       PERCENTAGE
                                                  GLOBESPAN       INTEREST IN      INTEREST IN
                                                AND PARADYNE       GLOBESPAN        PARADYNE
                                                  PRIOR TO         FOLLOWING        FOLLOWING
                                                  FORMATION        FORMATION        FORMATION
                                                -------------    -------------    -------------
Lucent Technologies...........................       100%            10.3%(1)           --
General and Limited Partners of Communication
  Partners, L.P.
  Entities Associated with Texas Pacific
     Group....................................        --             68.1%            75.9%
  Entities Associated with Sprout Group(2)....        --             12.1%            13.4%
  Entities Associated with Thomas Epley.......        --              7.9%             8.8%
  Entities Associated with William Stensrud...        --              1.7%             1.9%

---------------
(1) Represents a warrant held by Lucent Technologies to purchase 1,312,500 shares of GlobeSpan's common stock and assumes a cash exercise of the warrant.

(2) Consists of indirect ownership interests through limited partnership interests in Communication Partners, L.P. and limited partnership interests in Texas Pacific Group entities.

     In addition to their common ownership, Lucent Technologies, GlobeSpan and Paradyne Corporation have continuing business relationships with each other.

     Our current board of directors consists of Ms. Connor and Messrs. Coulter, Deb, Epley, Faggin, Geday, Geeslin and Stanton. Our board of directors has also created an executive committee consisting of Messrs. Coulter, Deb, Epley and Geday. Of the current members of the board of directors and the executive committee, Messrs. Epley, Geeslin and Stanton are directors of both GlobeSpan and Paradyne Corporation. Mr. Stensrud was a member of the board of directors of both GlobeSpan and Paradyne Corporation until his resignation from GlobeSpan's board of directors in March 1999. Mr. Stensrud will continue as a board member of Paradyne Corporation.

     As of May 1999, Communication Partners, L.P. owned approximately 83.2% of our outstanding common stock and approximately 97.1% of the outstanding capital stock of Paradyne Corporation. In May 1999, Communication Partners, L.P. distributed its GlobeSpan shares and its Paradyne Corporation shares to its limited partners. See "Principal Stockholders."

     Mr. Stanton is the sole director and president of Communication GenPar, Inc., the general partner of Communication Partners, L.P., and is, through various investment partnerships, a partner of TPG Partners, L.P. and TPG Parallel I, L.P., each a limited partner of Communication Partners, L.P. and the shareholders of Communication GenPar, Inc. Messrs. Coulter, Epley, Geeslin and Stensrud, either directly or through various investment partnerships and corporations, are limited partners of Communication Partners, L.P.

DIVESTITURE TRANSACTIONS

     In the divestiture, Communication Partners, L.P., through GlobeSpan and Paradyne Corporation, paid $2.0 million in cash to Lucent Technologies for the assets that we acquired. In addition, we issued Lucent Technologies a warrant to purchase our common stock. The warrant, as amended, expires upon the first to occur of June 30, 2001 or the sale of our company or all of our assets. The warrant is currently exercisable for 1,312,500 shares of our common stock at an exercise price of $6.72 per share. This warrant can either be exercised by payment of the exercise price in cash or by a "net exercise." A "net exercise" means that the aggregate exercise price of the warrant is deemed to be paid by the warrant holder by giving up our common stock, in lieu of paying cash, based on the fair market value of such shares at the time of net exercise.

     In this prospectus we have assumed that the warrant will be net exercised. By its terms, the warrant will be deemed to be automatically net exercised at the closing of this offering if the price of our common stock in this offering is $8.07 per share or higher. We have assumed that the price will be at the mid-point of the anticipated price range, $10.00 per share, and that the warrant will be net exercised for 430,500 shares. However, at any time prior to the closing of this offering, Lucent Technologies can exercise the warrant for up to 1,312,500 shares of our common stock by payment of the exercise price in cash. Further, if the price of our common stock in this offering is equal to or less than $8.07 per share, then the warrant will remain outstanding and exercisable for up to 1,312,500 shares of our common stock and will remain net exercisable.

     Lucent Technologies has registration rights for any shares of common stock issued upon exercise of the warrant. The registration rights include one right to demand that we register the shares for sale to the public on a registration statement and an unlimited number of "piggyback" registration rights. These "piggyback" rights mean that Lucent Technologies can request that we register its shares on most registration statements that we otherwise elect to file.

     The warrant also has a covenant which provides that we shall not enter into any transaction directly or indirectly with or for the benefit of any related party other than transactions entered into on a basis no less favorable to us than would be obtainable in a comparable arms' length transaction with a third party that is not a related party. We have entered into several transactions with Paradyne Corporation and Communication Partners, L.P., and there can be no assurance that Lucent Technologies would consider that all of these transactions were on terms obtainable in a comparable arms' length transaction. If Lucent Technologies believes that these transactions violated our covenant, they could bring a claim for damages under the agreement against us. Any dispute with Lucent Technologies would be expensive, time-consuming and, if we do not prevail, would likely cause serious harm to our business, financial condition and results of operations.

     Lucent Technologies Intellectual Property Agreement. As part of the divestiture, we entered into an intellectual property agreement with Lucent Technologies and Paradyne Corporation. Under this agreement, Lucent Technologies irrevocably assigned to us and our successors all rights in particular listed patents related to CAP line code technology. We, in turn, granted to Lucent Technologies a non-exclusive, non-transferable, irrevocable worldwide, royalty-free license to develop, manufacture, test or repair any products or services using the assigned patents.

     Under this agreement, Lucent Technologies also granted to us other intellectual property rights and immunities, subject to a number of restrictions and/or conditions. Specifically, Lucent Technologies granted us a non-exclusive, non-transferable, irrevocable, worldwide, royalty-free license under certain patents owned or controlled by Lucent Technologies as of the date of the divestiture to

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

develop, manufacture, sell, test or repair our products, or convey to any customer of our products the right to use and resell such products. Lucent Technologies also granted us the right to extend immunity to our licensees and customers under particular listed Lucent Technologies patents when those licensees and customers need to use technical information claimed in those patents to manufacture our products. These other intellectual property rights are subject to several conditions and restrictions on what kind of products are within the scope of the rights and immunities, when the rights and immunities can be exercised and for how long, and whether the rights and immunities can be transferred to other parties and when. These other intellectual property rights will become subject to a predetermined royalty if we sell all or part of our business that exercises these rights and more than six years have elapsed from the date of the divestiture. Some of these conditions and restrictions relating to the exercise of the other intellectual property rights are ambiguous, and could be interpreted in more than one way. We believe that the ambiguous conditions and restrictions will not affect our current and proposed business in a material manner, either because we no longer rely on the rights and immunities granted by Lucent Technologies, or because the amount of our business that would be affected is not material. Nevertheless, these ambiguous conditions and restrictions could require us to negotiate with Lucent Technologies for additional rights, or to defend against assertions by Lucent Technologies that our business exceeds the scope of the rights and immunities. If we are unsuccessful in such negotiations or defense, we might not be able to sell some of our products, or such sales might be subject to limitations on how those products can be used.

     All three parties to this agreement granted to each other reciprocal rights in their respective technical information only to the extent reasonably necessary to support the other rights and licenses granted to each party under the agreement.

     Lucent Technologies Noncompetition Agreement. As part of the divestiture, we entered into a Noncompetition Agreement with Lucent Technologies and Paradyne Corporation. Under this agreement, Lucent Technologies agreed not to compete with us (with a separate agreement not to compete with Paradyne Corporation), in strictly limited circumstances subject to several exemptions and exclusions.

     AT&T Trademark and Patent License. As part of the divestiture, AT&T Corporation (Lucent Technologies' sole stockholder at the time), entered into a Trademark and Patent Agreement with us and Paradyne Corporation. Under this agreement, AT&T granted us a license under particular listed AT&T patents to develop, manufacture, test or repair our products existing as of the date of the divestiture.

ADDITIONAL TRANSACTIONS WITH LUCENT TECHNOLOGIES

     Lucent Technologies Supply Agreement. As part of the divestiture, we entered into a Supply Agreement with Lucent Technologies and Paradyne Corporation. This agreement remains in effect for four years from the date of the divestiture. Under this agreement, we and Paradyne Corporation agreed to sell listed products (and modifications specific to the listed products) to Lucent Technologies. Lucent Technologies may purchase such products for prices and at discounts that are at least as good as those offered by us to any of our other customers for comparable products under comparable terms. We must give Lucent Technologies one year's notice of discontinuation of any of the listed products. We believe that none of the products listed in this agreement are currently products that we currently sell.

     Lucent Technologies currently manufactures substantially all of our chip sets. In the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1999, we purchased from Lucent Technologies, for a total of $0.5 million, $7.7 million, $8.6 million and $2.7 million, respectively, chip sets, including components, computer equipment and software, training and consulting, maintenance and repairs. In March 1999 we entered into a manufacturing agreement with Lucent Technologies under which Lucent Technologies has agreed to manufacture our chip sets in accordance with certain pricing quotations and volume forecasts. This agreement may be terminated by Lucent Technologies upon one year's notice. Lucent Technologies currently manufactures substantially all of our chip sets, and we expect that Lucent Technologies will continue to manufacture substantially all of our chip sets for the foreseeable future.

     As part of our previous business model, Lucent Technologies paid us certain fees in connection with the manufacture and sale of chip sets to GlobeSpan customers. During the five months ended December 31, 1996 and the year ended December 31, 1997, Lucent Technologies paid us a total of $635,000 and $185,000, respectively, for such fees pursuant to standard terms and conditions. In the year ended December 31, 1997, Lucent Technologies paid us $10,000 for chip set sales related to Lucent Technologies' development of certain DSL products.

ADDITIONAL TRANSACTIONS WITH COMMUNICATION PARTNERS, L.P.

     Sale of Common Stock. In addition to the 7,437,500 shares of stock issued to Communication Partners, L.P. as part of the formation of GlobeSpan, we issued a total of 4,000,000 shares of common stock to Communication Partners, L.P. at a price of $1.00 per share on November 27, 1996. In May 1999, Communication Partners, L.P. distributed these shares to its general partner and limited partners according to their pro rata interest in Communication Partners, L.P. Communication Partners, L.P. no longer holds any common stock of Globespan.

     Subordinated Revolving Promissory Note. On December 15, 1998, we amended our existing Subordinated Revolving Promissory Note with Communication Partners, L.P. The note had an outstanding principal balance of $5.0 million at the time of such amendment. The amendment provides that we can borrow up to an additional $5.0 million under the note. Subject to the terms and conditions of the amended note, the amount remaining on the note over $5.0 million becomes due and payable on March 31, 2000. The remaining $5.0 million is payable on May 1, 2003. Amounts outstanding may be repaid and reborrowed at any time during the term of the note, and the interest rate is set at 8% per annum. We intend to use the proceeds from this offering to retire this debt.

     Amendment of the Lucent Technologies Warrant. In August 1998 we agreed to amend the warrant held by Lucent Technologies. As originally issued, the warrant would have expired upon the repayment by Paradyne Corporation of its outstanding long-term debt to Lucent Technologies. In August 1998, Paradyne Corporation and Lucent Technologies agreed to settle this long-term debt in an aggregate principal and interest amount of approximately $65.7 million. As a term of such settlement, we agreed to amend the warrant so that it did not expire upon the repayment of the indebtedness. The amendment also extended the term of the warrant by an additional year. We agreed to this warrant amendment in consideration of $100,000 in loan forgiveness from Communication Partners, L.P. which we received in March 1999. Because the warrant amendment was deemed to have indirectly benefited Communication Partners, L.P., we have accounted for the amendment as a $3.7 million distribution to Communication Partners, L.P. which was reflected as an adjustment to our paid-in capital. See Note 7 of the Notes to Financial Statements. This value was based on the increase in the fair market value of the warrant resulting from the extension of the outstanding warrant term.

     Registration Rights. In connection with our sale of preferred stock in May 1999, we granted to Communication Partners, L.P. the right to require that we register its shares for sale to the public. In May 1999, Communication Partners, L.P. distributed its shares of our common stock, and these registration rights can be exercised by the general partner and the limited partners of Communication Partners, L.P.

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

ADDITIONAL TRANSACTIONS WITH PARADYNE CORPORATION

     Paradyne Corporation Cross License. As part of the divestiture, we entered into a cross-license agreement with Paradyne Corporation. We believe the purpose of this agreement was to ensure that both we and Paradyne Corporation had the same intellectual property rights in connection with our and their respective products both before and after the divestiture. Under the agreement each party granted to the other party a non-exclusive, royalty-free license to the patents Lucent Technologies assigned to the granting party in the divestiture, for use in the other party's products that existed as of the date of the divestiture, and modifications to those products. Under the agreement each party also granted to the other party a non-exclusive, royalty-free license to the granting party's other technical information and intellectual property for the same use. These grants apply to technical information and other intellectual property in existence at the date of the divestiture, or developed later and relating to the other party's products that existed at the divestiture or modifications to these products. Paradyne Corporation also granted us a non-exclusive, irrevocable, royalty-free license to use several listed trademarks. The rights granted are perpetual, subject to the expiration of patent and copyright terms.

     Royalty Payments by Paradyne Corporation. As part of our earlier business model and in conjunction with their license to reproduce GlobeSpan software, Paradyne Corporation paid GlobeSpan a total of $235,000 in royalty payments in 1996. This payment reflected the cost of a chip set reference design guide and a right to use fee. The rates were determined in accordance with a License Agreement dated September 11, 1995.

     Reimbursement for Chip Set Purchases. In 1996, as our business model shifted from licensing to selling chip sets, we purchased chip sets from Lucent Technologies through Paradyne Corporation for sale to our customers through Paradyne Corporation. Paradyne Corporation paid Lucent Technologies for these chip sets on our behalf and we reimbursed Paradyne Corporation for their cost. In connection with purchases made by Paradyne Corporation on our behalf in 1996, we paid Paradyne Corporation a total of $194,000 in 1997.

     Cooperative Development Agreement/Termination Agreement/Supply
Agreement. In November 1996, we entered into a Cooperative Development Agreement and a related rider agreement with Paradyne Corporation. Under the terms of these agreements, we provided Paradyne Corporation with a broad, royalty-free, unrestricted license to use our technical information and patents for any purpose related to Paradyne Corporation's products. We also granted to Paradyne Corporation the right to acquire our chip sets at prices not to exceed cost plus 15%. The term of these agreements was 10 years, and Paradyne Corporation had the right to extend it for an additional 10 year term. In addition, Paradyne Corporation leased certain assets and equipment to us for an annual lease fee of $1.00. Effective December 1998, GlobeSpan and Paradyne Corporation terminated these agreements pursuant to a Termination Agreement whereby both parties affirmed that the technology licensing provisions were never implemented. The Termination Agreement further provided that we agreed, effective July 1998, to pay Paradyne $1.5 million in license fees, that the parties agreed that $316,000 of these fees had been paid as of the effective date of the Termination Agreement, and that we will pay to Paradyne Corporation the $1,184,000 balance within 30 days of the effective date of this initial public offering. In conjunction with the signing of the Termination Agreement, we entered into a four year Supply Agreement which gives Paradyne Corporation preferential pricing and other terms in connection with the purchase of our products by Paradyne Corporation. Under the terms of this Supply Agreement, we are required to honor Paradyne Corporation's orders for our products in quantities at least consistent with Paradyne Corporation's past ordering practices and must afford Paradyne Corporation at least the same priority for its orders as we afford other similarly situated customers. We also granted Paradyne Corporation immunity under our intellectual property rights for all Paradyne Corporation customers that purchase Paradyne Corporation products that incorporate our products. We have been selling products to Paradyne Corporation pursuant to these terms since July

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

1998. In 1997 and 1998, Paradyne Corporation paid to us a total of $373,000 and $962,000, respectively, for products purchased from us pursuant to the agreements described in this paragraph.

     Inventory Repurchases from Paradyne Corporation. In December 1997 and September 1998, we purchased from Paradyne Corporation certain GlobeSpan chip sets which it held in its inventory in the amounts of $98,000 and $29,000, respectively. We purchased these chip sets for resale to other customers.

     Payments to Paradyne Corporation. For a period following the divestiture, Paradyne Corporation agreed to provide us with certain staffing services, including legal and human resources; certain administrative services, including risk management, patent management, tax management and accounting support; certain operational services, including office communications and telecommunications systems management, facilities management and rent; and other services until such time as we could provide similar services on our own. Though certain services are now provided directly by GlobeSpan facilities and employees, other services, group insurance and retirement administration are still provided by Paradyne Corporation. This agreement can be terminated by GlobeSpan on 60 days' notice. For these services, we paid Paradyne Corporation, a total of $155,000 and $231,000 for the years ended December 31, 1997 and 1998, respectively. Because we do not expect to rely on Paradyne Corporation for these services after this offering, we anticipate that these expenses will not continue in fiscal year 1999. In 1998, we subleased additional office space in Red Bank, New Jersey from Paradyne Corporation. In connection with the relocation of the Paradyne Corporation offices, we reimbursed approximately $392,000 of Paradyne Corporation's moving expenses.

     Purchase of Fixed Assets. In 1997 we purchased fixed assets from Paradyne Corporation approximating $350,000. In 1998, we agreed to purchase certain fixed assets from Paradyne Corporation related to the subleased Red Bank facility. This payment totaled $1.4 million and included costs to remodel offices previously used by Paradyne Corporation, the purchase of furniture and certain fixtures within the office facility. These assets were transferred at their net book value since the transaction involved entities under common control.

     Various Insurance Policies. Pursuant to insurance policies issued by insurers who are Best 'A" rated covering liability, director and officer's insurance, property and casualty and workers' compensation, the directors and officers of Communication Partners, L.P., Communication GenPar, Inc., Paradyne Corporation, Paradyne Acquisition Corp., Paradyne Credit Corp. and GlobeSpan are all covered under the same insurance policy with up to $10.0 million of liability coverage collectively. The term of the policy is from August 1, 1998 to July 31, 1999, and GlobeSpan's portion of the premium amount is approximately $85,000. We expect that we will not share insurance policies with Paradyne Corporation after this offering. We will have our own Director and Officer's Insurance policy in effect prior to the close of this offering.

     401(k) Plan. GlobeSpan currently participates in a 401(k) plan covering substantially all employees which is maintained by Paradyne Corporation. In 1999 GlobeSpan will adopt its own 401(k) plan for its employees. Contributions paid by Paradyne Corporation on behalf of GlobeSpan amounted to approximately $45,000, $242,000, $348,000 and $126,000 for the five months ended December 31,
1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1999, respectively. All payments made by Paradyne Corporation on behalf of GlobeSpan have been reimbursed to Paradyne Corporation. We are now making direct contributions to Paradyne Corporation's 401(k) plan on behalf of our employees, but we expect to initiate our own 401(k) plan in 1999.

     Real Property Agreements. In an agreement dated August 1997 and subsequently amended in August 1998, we entered into a sublease with Paradyne Corporation at 100 Schulz Drive, Red Bank, New Jersey. We currently pay Paradyne Corporation approximately $68,000 a month for approximately 50,000 rentable square feet. After October 2001, the rent will increase to
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

approximately $79,000 a month for a period of six months. We are also responsible for the cost of our own utilities. The sublease will expire in April 2002.

EMPLOYMENT RELATED AGREEMENTS

     We entered into an employment agreement with Armando Geday, our President and Chief Executive Officer and a Director. See "Risk Factors--Our Executive Officers and Key Personnel Are Critical to Our Business, these Officers and Personnel May Not Remain with Us in the Future" and "Management--Employment Agreements."

     We entered into an employment agreement on August 29, 1997 with Thomas Epley, who served as our Chairman of the board of directors through March 1999 and who is a director. Mr. Epley's employment agreement is at-will and provides for an annualized base salary of $150,000 for the first twelve months of the agreement and an annualized salary of $100,000 for the second twelve months of the agreement. If Mr. Epley's employment is terminated without cause or for "good reason" including assignment to a lesser position, a reduction in base salary or a change in control of GlobeSpan, Mr. Epley will receive the remainder of his base salary and benefits through July 31, 1999. Mr. Epley is subject to a covenant not to compete and a noninterference requirement as long as GlobeSpan is making payments to him under this contract.

LOANS TO CERTAIN EXECUTIVES

     Loans to Executive Officers. On May 27, 1999, we loaned approximately $1,233,300 to Robert McMullan and $1,166,630 to each of Thomas Sennhauser and Nicholas Aretakis, secured by a stock pledge agreement, in connection with their purchase of approximately 107,775, 101,108 and 101,108 shares of our common stock, respectively. Each full recourse note accrues interest at the rate of 5.22% per annum and is payable upon the earlier of the fifth anniversary of the note or 30 days following termination of employment. Prior to this offering, we intend to loan approximately $2,200,000 to Armando Geday in connection with his purchase of approximately 525,316 shares of our common stock. Mr. Geday's loan will be on substantially the same terms as the loans to Messrs. McMullan, Sennhauser and Aretakis.

     Loans to Key Employees. We loaned approximately $149,850 to each of George Malek and Daniel Amrany, secured by a stock pledge agreement, in connection with the purchase by each of approximately 150,000 shares of our common stock. Mr. Malek's loan was made on November 3, 1997, and Mr. Amrany's loan was made on October 28, 1997. The full recourse notes of Messrs. Malek and Amrany accrue interest at the rate of 5.94% and 6.06% per annum, respectively. Each note is payable upon the earlier of the fifth anniversary of such note or termination of employment. The largest aggregate amount of indebtedness of Mr. Malek outstanding during 1998 was approximately $160,000 and the balance due as of March 31, 1999, was approximately $162,000. The largest aggregate amount of indebtedness of Mr. Amrany outstanding during 1998 was approximately $161,000 and the balance due as of March 31, 1999, was approximately $163,000.

INDEMNIFICATION PROVISIONS

     Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. Prior to the close of this offering, we will enter into indemnification agreements with our officers and directors containing provisions that may require us, among other

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

things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

     All future transactions, including any loans from GlobeSpan to its officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested member of the board of directors or, if required by law, a majority of disinterested stockholders. These transactions, if any, will be on terms no less favorable to GlobeSpan than could be obtained from unaffiliated third parties.

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

                             PRINCIPAL STOCKHOLDERS

     The table below sets forth information regarding the beneficial ownership of GlobeSpan's common stock as of May 26, 1999, by the following individuals or groups:

     - Each person or entity who is known by GlobeSpan to own beneficially more than 5.0% of GlobeSpan's outstanding stock;

     - Each of the Named Executive Officers;

     - Each director of GlobeSpan; and

     - All directors and executive officers as a group.

     Unless otherwise indicated, the address of each of the individuals listed in the table is c/o GlobeSpan, Inc., 100 Schulz Drive, Red Bank, NJ 07701. Except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown held by them.

     Applicable percentage ownership in the following table is based on 13,745,375 shares of common stock outstanding as of May 26, 1999. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire GlobeSpan's capital stock that are presently outstanding or granted in the future or reserved for future issuance under GlobeSpan's stock plans, there will be further dilution to new public investors. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of May 26, 1999 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

     The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option.

                                                            SHARES BENEFICIALLY       SHARES BENEFICIALLY
                                                                   OWNED                     OWNED
                                                           PRIOR TO THE OFFERING      AFTER THE OFFERING
                                                          -----------------------   -----------------------
                                                            NUMBER     PERCENTAGE     NUMBER     PERCENTAGE
                                                          ----------   ----------   ----------   ----------
5% STOCKHOLDERS:
  Entities Associated with Texas Pacific Group(1).......   8,680,148      63.2%      8,680,148      49.8%
  Entities Associated with Sprout Group(2)..............   1,535,795      11.2%      1,535,795       8.8%
  Intel Corporation(3)..................................   1,002,515       7.2%      1,002,515       5.7%
  Cisco Systems, Inc.(4)................................     758,939       5.5%        758,939       4.3%
  Lucent Technologies Inc.(5)...........................   1,312,500       8.7%      1,312,500       7.0%
DIRECTORS AND NAMED EXECUTIVE OFFICERS:
  Barbara Connor(6).....................................       5,000         *           5,000         *
  James Coulter(7)......................................   8,680,148      63.2%      8,680,148      49.8%
  Dipanjan Deb..........................................          --        --              --        --
  Thomas Epley(8).......................................   1,002,405       7.3%      1,002,405       5.8%
  Federico Faggin(9)....................................       5,000         *           5,000         *
  Keith Geeslin(10).....................................   1,535,795      11.2%      1,535,795       8.8%
  David Stanton(11).....................................          --        --              --        --
  Armando Geday(12).....................................     525,317       3.7%        525,317       2.9%
  Robert McMullan(13)...................................     107,775         *         107,775         *
  Nicholas Aretakis(14).................................     101,108         *         101,108         *
  Thomas Sennhauser(15).................................     101,108         *         101,108         *
  All directors and officers as a group(16) (11
     persons)...........................................  12,058,657      82.7%     12,058,657      66.0%

-------------------------
  *  Represents beneficial ownership of less than 1.0%

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

 (1) Consists of 114,195 shares held by Communication GenPar, Inc., 7,789,353 shares held by TPG Partners, L.P. and 776,600 shares held by TPG Parallel I, L.P. TPG Partners, L.P. and TPG Parallel I, L.P., affiliates of Texas Pacific Group, are shareholders in Communication GenPar, Inc. David Stanton, one of our directors, is the sole director and President of Communication GenPar, Inc. David Stanton and James Coulter, one of our directors, are partners of the general partner of the Texas Pacific Group entities. The address of Texas Pacific Group is 201 Main Street, Ste. 2420, Fort Worth, TX 76102.

 (2) Consists of 30,713 shares held by DLJ Capital Corporation, 604,050 shares held by Sprout Growth II, L.P., 738,875 shares held by Sprout Growth VII, L.P., 8,583 shares held by The Sprout CEO Fund, L.P., and 153,574 shares held by DLJ First ESC, L.L.C. Keith Geeslin, one of our directors, is a general partner of the respective general partners of Sprout Growth II, L.P. and Sprout Growth VII, L.P. Mr. Geeslin is also a Divisional Senior Vice President of DLJ Capital Corporation, the managing general partner of Sprout Growth II, L.P., Sprout Growth VII, L.P. and The Sprout CEO Fund, L.P. DLJ First ESC L.L.C. is an affiliate of DLJ Capital Corporation. The address of The Sprout Group is 3000 Sand Hill Road, Bldg. 3, Ste. 170, Menlo Park, CA 94025.

 (3) Includes 150,000 shares subject to warrants which are exercisable within 60 days of May 26, 1999. The address of Intel Corporation is 2200 Mission College Blvd., Santa Clara, CA 95052.

 (4) Includes 150,000 shares subject to warrants which are exercisable within 60 days of May 26, 1999. The address of Cisco Systems, Inc. is 170 Tasman Drive, San Jose, CA 95134-1706.

 (5) Represents a warrant held by Lucent Technologies to purchase 1,312,500 shares of our common stock and assumes a cash exercise of the warrant. If Lucent Technologies exercises the warrant pursuant to a net exercise provision, they will own 430,500 shares before the offering, representing 3.0% of the total outstanding shares of Globespan, and 430,500 shares after the offering, representing 2.4% of the total outstanding shares of Globespan. The address of Lucent Technologies is 600 Mountain Avenue, Murray Hill, NJ 07974.

 (6) Includes 5,000 shares subject to options which are exercisable within 60 days of May 26, 1999.

 (7) Includes 8,680,148 shares held by entities associated with the Texas Pacific Group. Mr. Coulter is a partner of the general partner of the Texas Pacific Group entities, and, as such, he may be deemed to have voting and dispositive power over the Texas Pacific Group shares. However, Mr. Coulter disclaims beneficial ownership of the Texas Pacific Group shares except to the extent of his pecuniary interest therein.

 (8) Includes 767,931 shares held by Epley Investors, L.L.C. and 234,474 shares held by Mr. Epley individually.

 (9) Includes 5,000 shares subject to options which are exercisable within 60 days of May 26, 1999.

(10) Includes 1,535,795 shares held by entities associated with The Sprout Group. Mr. Geeslin is a general partner of the respective general partners of Sprout Growth II, L.P. and Sprout Growth VII, L.P. Mr. Geeslin is also a Divisional Senior Vice President of DLJ Capital Corporation, the managing general partner of Sprout Growth II, L.P., Sprout Growth VII, L.P. and The Sprout CEO Fund, L.P. DLJ First ESC L.L.C. is an affiliate of DLJ Capital Corporation. As such, he may be deemed to have voting and dispositive power over the shares held by entities associated with the Sprout Group. However, Mr. Geeslin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(11) Mr. Stanton is the sole director and President of Communication GenPar, Inc., a stockholder in Globespan. Mr. Stanton, through various investment partnerships and corporations has a pecuniary interest in the shares held by the Texas Pacific Group.

(12) Includes 525,317 shares subject to options which are exercisable within 60 days of May 26, 1999.

(13) Includes 107,775 shares subject to options which are exercisable within 60 days of May 26, 1999.

(14) Includes 101,108 shares subject to options which are exercisable within 60 days of May 26, 1999.

(15) Includes 101,108 shares subject to options which are exercisable within 60 days of May 26, 1999.

(16) Includes 835,308 shares subject to options which are exercisable within 60 days of May 26, 1999.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     On the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

     As of March 31, 1999, there were 12,274,619 shares of common stock outstanding that were held of record by approximately 56 stockholders. There will be 17,416,573 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and assuming no exercise after March 31, 1999, of outstanding options, and including 1,461,454 shares of common stock to be issued to Intel Corporation and Cisco Systems upon conversion of the Series A preferred stock and 430,500 shares of common stock issuable upon the net exercise of the warrant held by Lucent Technologies) after giving effect to the sale of the shares of common stock to the public offered hereby.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive dividends on a pro rata basis, if any, declared from time to time by the board of directors out of legally available funds. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of GlobeSpan, the holders of common stock are entitled to share on a pro rata basis in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     On the closing of this offering, 10,000,000 shares of preferred stock will be authorized and no shares will be outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of GlobeSpan without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

WARRANTS

     As of March 31, 1999, Lucent Technologies held a warrant to purchase 1,312,500 shares of our common stock at an exercise price of $6.72 per share. This warrant can either be exercised by payment of the exercise price in cash or by a net exercise. By its terms, the warrant will be deemed to be automatically net exercised at the closing of this offering if the price of our common stock in this offering is $8.07 per share or higher. We have assumed that the warrant will be at the mid-point of the anticipated price range, $10.00 per share, and that the warrant will be net exercised for 430,500 shares. However, at any time prior to the closing of this offering, Lucent Technologies can exercise the warrant for up to 1,312,500 shares of our common stock by payment of the exercise price in cash. Further, if the price of our common stock in this offering is below $8.07 per share, then the warrant will remain outstanding and exercisable for up to 1,312,500 shares of our common stock and will remain net exercisable.

     In May 1999, each of Cisco Systems, Inc. and Intel Corporation was issued a warrant to purchase an aggregate of 150,000 shares of our common stock, with a five year term after the closing of this offering, at an exercise price determined as follows:

     - For the first 37,500 shares, the exercise price shall be equal to the initial offering price of our common stock in this offering;

     - For the second 37,500 shares, the exercise price shall be 125% of the initial offering price of our common stock in this offering;

     - For the third 37,500 shares, the exercise price shall be 150% of the initial offering price of our common stock in this offering;

     - For the fourth 37,500 shares, the exercise price shall be 175% of the initial offering price of our common stock in this offering.

     Each of the foregoing warrants can either be exercised by payment of the warrants in cash or by a net exercise.

     In addition, in May 1999, each of Cisco Systems, Inc. and Intel Corporation was issued a warrant, with a five year term after the closing of this offering, to purchase our common stock at an exercise price equal to the price of our shares in this offering. The number of shares for which each such warrant is exercisable is determined as follows, based on the price of our shares in this offering:

     - The warrants will expire unexercised if the initial offering price of our common stock in this offering is $10.00 per share or greater;

     - 10,000 shares if the initial offering price of our common stock in this offering is from $9.00 to $9.99;

     - 20,000 shares if the initial offering price of our common stock in this offering is from $8.00 to $8.99;

     - 30,000 shares if the initial offering price of our common stock in this offering is from $7.00 to $7.99;

     - 100,000 shares if the initial offering price of our common stock in this offering is less than $7.00.

     Each of the foregoing warrants can either be exercised by payment of the warrants in cash or by a net exercise.

REGISTRATION RIGHTS

     Pursuant to the terms of the warrant held by Lucent Technologies, Lucent Technologies is entitled to certain rights with respect to the registration of the shares issuable upon the exercise of the warrant under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, Lucent Technologies is entitled to notice of such registration and to include the shares of common stock issuable upon exercise of the warrant in such registration at our expense. Additionally, Lucent Technologies may require us to file one additional registration statement within one year of our initial public offering. These registration rights are subject to certain conditions and limitations, among them the lock-up agreement effective for 180 days following the closing of this offering and the right of the underwriters of an offering to limit the number of shares included in such registration.

     Concurrently with the purchase of our Series A preferred stock by Intel Corporation and Cisco Systems, Inc., we entered into a registration rights agreement with Intel Corporation, Cisco Systems, Inc. and Communication Partners, L.P. on May 6, 1999. At any time after 180 days following the date of this prospectus, the holders of 30% of the shares held by Intel Corporation, Cisco Systems, Inc. and the general partner and the limited partners of Communication Partners, L.P. may demand that we file a registration statement under the Securities Act covering all or a portion of the securities of

GlobeSpan held by them. However, the securities to be registered must have an anticipated aggregate public offering price of at least $10.0 million. The holders of 30% of the shares held by Intel Corporation, Cisco Systems, Inc. and the general partner and the limited partners of Communication Partners, L.P. have the right to demand registration of their securities on two occasions.

     When we are eligible to utilize a registration statement on Form S-3 to register an offering of our securities, holders of 15% of the shares held by Intel Corporation, Cisco Systems, Inc. and the limited partners of Communication Partners, L.P. may request that we file a registration statement on Form S-3, covering all or a portion of securities of GlobeSpan held by them, provided that the aggregate public offering price is at least $500,000. These holders can request two S-3 registrations per year.

     These registration rights will be subject to the Company's right to delay the filing of a registration statement in certain circumstances, not more than once in any 12-month period, for not more than 45 days after the appropriate number of holders have requested we file a Registration Statement.

     In addition, Intel Corporation, Cisco Systems, Inc. and the general partner and limited partners of Communication Partners, L.P. will have certain "piggyback" registration rights. If we propose to register any common stock under the Securities Act, other than pursuant to the registration rights noted above, Intel Corporation, Cisco Systems, Inc. and the general partner and limited partners of the Communication Partners, L.P. may require us to include all or a portion of their securities in the registration. However, the managing underwriter, if any, of any offering has the right to limit the number of securities proposed to be included in the registration.

     We are required to bear all registration expenses incurred in connection with these registrations. Intel Corporation, Cisco Systems, Inc. and the general partner and limited partners of Communication Partners, L.P. would pay all underwriting discounts and selling commissions applicable to the sale of their securities.

     We also agreed to indemnify Intel Corporation, Cisco Systems, Inc. and the general partner and limited partners of Communication Partners, L.P. for any damages they suffer due to any untrue statement or omission that we make in a registration statement covering their shares or any breach by us of our agreement with them.

     The registration rights of Intel Corporation, Cisco Systems, Inc. and the general partner and limited partners of Communication Partners, L.P. under the registration rights agreement will terminate five years after the offering or, as to each of them, when it may sell all its shares in a three-month period under Rule 144 of the Securities Act.

PUT OPTIONS

     In connection with the sale of Series A preferred stock to Intel Corporation and Cisco Systems Inc., GlobeSpan granted each of them the right to sell back their GlobeSpan shares and warrants at cost upon certain events. Cisco Systems Inc., has the right to sell back all of its GlobeSpan shares and warrants at cost if on or prior to September 30, 1999, (A) GlobeSpan and Cisco Systems, Inc., have not entered into a development agreement, (B) if GlobeSpan enters into a merger or a sale of all or substantially all of its assets or (C) if Intel gives notice of its intent to sell back its shares and warrants at cost. Intel Corporation has the right to sell back all of its GlobeSpan shares and warrants at cost if either (A) Cisco Systems Inc., gives notice of its intent to sell back its shares and warrants at cost, or (B) GlobeSpan has not completed an initial public offering prior to December 31, 1999. Both put options terminate upon the earlier of a transfer of the shares and warrants, a merger, a sale of all or substantially all of its assets or the completion of this offering.

ANTITAKEOVER EFFECTS OF DELAWARE LAW AND PROVISIONS OF OUR AMENDED AND RESTATED
  CERTIFICATE OF INCORPORATION AND BYLAWS

     Amended and Restated Certificate of Incorporation and Bylaws. Our amended and restated certificate of incorporation provides that, effective upon the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Our amended and restated certificate of incorporation and bylaws provide that directors may be removed only for cause and only upon the vote of eighty percent (80%) of our outstanding shares. Our bylaws provide that our stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 25.0% of our capital stock. These provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of GlobeSpan. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of GlobeSpan. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

EXCLUSION FROM SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Delaware Business Combination Law. Section 203 of the Delaware General Corporation Law is a business combination statute that generally prohibits an "interested stockholder" (defined generally as a person beneficially owning 15% or more of a corporation's voting stock or an affiliate or associate of such person) from engaging in a "business combination" (defined to include a variety of transactions, including mergers and sales of 10% or more of a corporation's assets) with a Delaware corporation for three years following the time at which this person became an interested stockholder. This prohibition does not apply if: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or
(iii) at or subsequent to the time the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.


     Section 203 permits the board of directors of a corporation to defend against takeover attempts and could act as a deterrent to potential takeover attempts as well. By opting out of Section 203, it will be easier for us to enter into transactions with our large stockholders without giving at least 66 2/3% of our unaffiliated stockholders the opportunity to approve the transaction.



     The board has determined that it is in the best interests of the company not to deter our large stockholders from engaging in a business combination with us and to ensure that the company maintains maximum flexibility in pursuing business opportunities, including opportunities with our current large stockholders. The waiver of Section 203 will make it easier for an interested stockholder, including Texas Pacific Group, to engage in a business combination with us by lowering the requirement of 66 2/3% approval of the disinterested stockholders to a requirement that only a majority of all stockholders approve the transaction. The board has determined that placing our large stockholders on an equal footing with potential outside acquirors is both in the interests of GlobeSpan and its unaffiliated stockholders.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the common stock of GlobeSpan, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair GlobeSpan's ability to raise capital through sale of its equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering because of certain contractual restrictions on resale. Sales of substantial amounts of common stock of GlobeSpan in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of GlobeSpan to raise equity capital in the future.

     Upon completion of this offering, GlobeSpan will have outstanding 17,416,573 shares of common stock based upon shares outstanding as of March 31, 1999, assuming no exercise of the underwriters' over-allotment option, no exercise of outstanding options or warrants prior to completion of this offering and a net exercise of a warrant held by Lucent Technologies for 430,500 shares of our common stock. Of these shares, the 3,250,000 shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" of GlobeSpan as that term is defined in Rule 144 of the Securities Act. The remaining 14,166,573 shares of common stock held by existing stockholders are "restricted shares" as that term is defined in Rule 144. All such restricted shares are subject to lock-up agreements providing that, with certain limited exceptions, the stockholder will not offer, sell, contract to sell or otherwise dispose of any common stock or any securities that are convertible into common stock for a period of 180 days after the date of this prospectus without the prior written consent of BancBoston Robertson Stephens Inc. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be eligible for resale until 181 days after the date of this prospectus. Beginning 181 days after the date of this prospectus, approximately 11,437,500 restricted shares will be eligible for sale in the public market, 9,901,705 of which are subject to volume limitations under Rule
144. Additionally, 338,562 shares will be eligible for sale without restrictions under Rule 144(k) and 498,556 shares will be eligible for sale under Rule 701. BancBoston Robertson Stephens Inc. may, at their sole discretion, and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

     In general, the volume limitations under Rule 144, as currently in effect, provide that beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

          - 1.0% of the number of shares of GlobeSpan common stock then outstanding which will equal approximately 174,166 shares immediately after this offering; or

          - the average weekly trading volume of the GlobeSpan common stock during the four calendar weeks preceding the filing of Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about GlobeSpan. Under Rule 144(k), a person who is not deemed to have been an affiliate of GlobeSpan at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement of Rule 144. Any employee, officer or director of or consultant to GlobeSpan who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. Absent an ability to sell shares in compliance with Rule 144(k), all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. However, all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of BancBoston Robertson Stephens Inc.

     Within 90 days following the effectiveness of this offering, GlobeSpan will file a Registration Statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under its stock plans. As of March 31, 1999, options to purchase a total of 1,998,844 shares were outstanding and 369,337 shares were reserved for future issuance under GlobeSpan's 1996 Equity Incentive Plan, 1,000,000 shares were reserved for issuance under the 1999 Equity Incentive Plan, 400,000 shares of common stock were reserved for issuance under the Employee Stock Purchase Plan and 250,000 shares were reserved for issuance under the 1999 Director Stock Plan. All such options are subject to lock-up agreements. Common stock issued upon exercise of outstanding vested options or issued under GlobeSpan's purchase plan, other than common stock issued to affiliates of GlobeSpan, will be available for resale in the open market 181 days after the close of this offering.

     Lucent Technologies holds a warrant to purchase 1,312,500 shares of common stock, assuming the warrant is cash exercised, and 430,500 shares of common stock if the warrant is net exercised. Intel Corporation and Cisco Systems, Inc. each hold a warrant to purchase 450,000 shares of common stock. Each warrant is subject to a lock-up agreement. Beginning six months after the date of this offering, Lucent Technologies, Intel Corporation and Cisco Systems, Inc. will be entitled to certain registration rights for sale of the warrant shares in the public market. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Donaldson, Lufkin & Jenrette Securities Corporation, SG Cowen Securities Corporation and Thomas Weisel Partners LLC, have severally agreed with GlobeSpan, subject to the terms and conditions set forth in the underwriting agreement, to purchase from GlobeSpan the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
BancBoston Robertson Stephens Inc. .........................
Donaldson, Lufkin & Jenrette Securities Corporation.........
SG Cowen Securities Corporation.............................
Thomas Weisel Partners LLC..................................
                                                              ---------
          Total.............................................  3,250,000
                                                              =========

     GlobeSpan has been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not in excess of
$     per share, of which $     may be reallowed to other dealers. After the
initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by GlobeSpan as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Over-allotment Option. GlobeSpan has granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 487,500 additional shares of common stock at the same price per share as GlobeSpan will receive for the 3,250,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the shares offered hereby. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 3,250,000 shares are being sold. GlobeSpan will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby. If such option is exercised in full, the total public offering price, underwriting discounts and
commissions and proceeds to GlobeSpan will be $          , $          and
$          , respectively.

     The following table summarizes the compensation and expenses we will pay.

                                                                       TOTAL
                                                    --------------------------------------------
                                                                    WITHOUT            WITH
                                                    PER SHARE    OVER-ALLOTMENT   OVER-ALLOTMENT
                                                    ----------   --------------   --------------
Underwriting discounts and commissions paid by
  us..............................................  $              $                $
Expenses payable by us............................  $              $                $

     Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and GlobeSpan against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-up Agreements. Each of GlobeSpan's executive officers, directors, director-nominees, stockholders of record, optionholders, warrantholders and holders of convertible notes has agreed with the representatives of the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of GlobeSpan's stockholders providing consent by the representatives to the sale of shares prior to the expiration of the lock-up period.

     Future Sales. In addition, GlobeSpan has agreed that during the lock-up period GlobeSpan will not, without the consent of BancBoston Robertson Stephens Inc., subject to certain exceptions,

     - consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period or

     - issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than GlobeSpan's sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options, and the issuance of options under existing stock option and incentive plans provided such options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

     Listing. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "GSPN."

     No Prior Public Market. Prior to this offering, there has been no public market for the common stock of GlobeSpan. Consequently, the initial public offering price for the common stock offered hereby will be determined through negotiations between GlobeSpan and the representatives of the underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, certain financial information of GlobeSpan, market valuations of other companies that GlobeSpan and the representatives believe to be comparable to GlobeSpan, estimates of the business potential of GlobeSpan, the present state of GlobeSpan's development and other factors deemed relevant.

     Stabilization. The representatives of the underwriters have advised GlobeSpan that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering, if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised GlobeSpan that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 35 filed public offerings of equity securities, of which 16 have been completed, and has acted as a syndicate member in an additional 10 public offerings of equity securities. Thomas Weisel partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

     Under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., GlobeSpan is considered an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. This offering is being conducted in accordance with Rule 2720, which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the offering price can be no higher than that recommended by a "qualified independent underwriter" (QIU) meeting certain standards. In accordance with this requirement, BancBoston Robertson Stephens Inc. has assumed the responsibilities of acting as QIU and will recommend a price in compliance with the requirements of Rule 2720. In connection with this offering BancBoston Robertson Stephens Inc. is performing due diligence investigations and reviewing and participating in the preparation of this prospectus and the registration statement of which this prospectus forms a part.

     Directed Share Program. At our request, the underwriters have reserved up to 336,875 shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of GlobeSpan, of which up to 150,000 shares have been reserved for our officers. The number of shares of common stock available for sale to the general public will be reduced to extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

     Sale of Shares to US West, Inc. At our request, the underwriters have reserved up to 250,000 shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to US West, Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent that US West, Inc. purchases all or a portion of these reserved shares. We cannot assure you that any of these reserved shares will be purchased by US West, Inc. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for GlobeSpan by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements of GlobeSpan, Inc. as of December 31, 1997 and 1998, and for the five months ended December 31, 1996 and for each of the two years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to GlobeSpan and such common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit. You may inspect a copy of the registration statement without charge at the Securities and Exchange Commission's principal office in Washington, D.C. and obtain copies of all or any part thereof upon payment of certain fees from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Securities and Exchange Commission's regional offices in New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is www.sec.gov.

     GlobeSpan intends to furnish holders of its common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. GlobeSpan intends to furnish such other reports as it may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                              Page
ADVANCED TRANSMISSION TECHNOLOGY DIVISION (A DIVISION OF
  AT&T PARADYNE):
  Report of Independent Accountants.........................  F-2
  Statement of Net Assets...................................  F-3
  Statement of Operations and Changes in Net Assets.........  F-4
  Statement of Cash Flows...................................  F-5
  Notes to Financial Statements.............................  F-6

GLOBESPAN, INC.:
  Report of Independent Accountants.........................  F-8
  Balance Sheets............................................  F-9
  Statements of Operations..................................  F-10
  Statements of Changes in Stockholders' Equity.............  F-11
  Statements of Cash Flows..................................  F-12
  Notes to Financial Statements.............................  F-13

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of GlobeSpan, Inc.

In our opinion, the accompanying statement of net assets and the related statement of operations and of cash flows present fairly, in all material respects, the financial position of the Advanced Transmission Technology Division of AT&T Paradyne Corporation, ("ATT"), the predecessor entity of GlobeSpan, Inc., at July 31, 1996 and the results of its operations and its cash flows for the period from January 1, 1996 through July 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of ATT's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers LLP

Tampa, Florida
August 28, 1998

                   ADVANCED TRANSMISSION TECHNOLOGY DIVISION
                   (A DIVISION OF AT&T PARADYNE CORPORATION)

                            STATEMENT OF NET ASSETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                              JULY 31,
                                                                1996
                                                              --------
Current assets:
  Contract receivable (Note 3)..............................    $ --
                                                                ----
                                                                $ --
                                                                ====
LIABILITIES AND DIVISION DEFICIT
Current liabilities:
  Accounts payable and accrued expenses.....................    $ 69
  Contingency (Note 3)......................................      --
                                                                ----
     Net assets.............................................    $(69)
                                                                ====

The accompanying notes are an integral part of these financial statements.

                   ADVANCED TRANSMISSION TECHNOLOGY DIVISION
                   (A DIVISION OF AT&T PARADYNE CORPORATION)

               STATEMENT OF OPERATIONS AND CHANGES IN NET ASSETS
                                 (IN THOUSANDS)

                                                              SEVEN MONTHS
                                                                 ENDED
                                                                JULY 31,
                                                                  1996
                                                              ------------
Revenues....................................................     $1,597
Expenses:
  Research and development..................................      2,524
  General and administrative................................      1,492
                                                                 ------
     Total expenses.........................................      4,016
                                                                 ------
Net loss....................................................     (2,419)
Net assets, beginning of period.............................        992
  Advances from AT&T Paradyne...............................      1,358
                                                                 ------
  Net assets, end of period.................................     $  (69)
                                                                 ======

The accompanying notes are an integral part of these financial statements.

                   ADVANCED TRANSMISSION TECHNOLOGY DIVISION
                   (A DIVISION OF AT&T PARADYNE CORPORATION)

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               SEVEN MONTHS
                                                                  ENDED
                                                                 JULY 31,
                                                                   1996
                                                              --------------
Cash flow used in operating activities:
  Net loss..................................................     $(2,419)
     Decrease in receivables................................       1,000
     Increase in accrued expenses...........................          61
                                                                 -------
Net cash used in operating activities.......................      (1,358)
                                                                 -------
  Cash flow from financing activities -- advances from
     Paradyne...............................................       1,358
                                                                 -------
Net cash flows..............................................     $    --
                                                                 =======

The accompanying notes are an integral part of these financial statements.

                   ADVANCED TRANSMISSION TECHNOLOGY DIVISION
                   (A DIVISION OF AT&T PARADYNE CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1.  BASIS OF PRESENTATION, SUBSEQUENT ACQUISITION AND RELATED PARTY TRANSACTIONS

     Pursuant to a Purchase Agreement dated June 18, 1996, three direct wholly-owned subsidiaries and two indirect wholly-owned subsidiaries of Communication Partners, L.P. (formerly known as Paradyne Partners, L.P.) acquired certain assets of AT&T Paradyne Corporation from its parent company, Lucent Technologies Inc. ("Lucent"), in exchange for $146 million in cash and notes and the assumption of certain liabilities effective July 31, 1996. The assets and liabilities were purchased by four separate operating subsidiaries of Communication Partners, L.P. including GlobeSpan Technologies (subsequently GlobeSpan, Inc.) (the "Company").

     Assets acquired by the Company for $2.0 million consisted of certain research and development activities, patents and customer licenses related to carrierless amplitude phase modulation technique (generally referred to as "CAP Technology") which is used to transmit data over copper telephone wires. In addition, certain customer rent and lease agreements of AT&T Paradyne Corporation were acquired directly by Rental Acquisition Corp. and Lease Acquisition Corp., and certain net assets relating to the manufacturing, marketing and research activities for data communications and networking products for commercial end users and network service providers were acquired by Paradyne Corporation (all of which are direct or indirect subsidiaries of Communication Partners, L.P.). Paradyne Corporation also entered into a product distribution agreement with Lucent. Additionally, certain assets and liabilities of AT&T Paradyne Corporation were retained by Lucent or disposed of prior to the transaction. All assets and liabilities and activities acquired by subsidiaries of Communication Partners, L.P., other than the Company, or retained by Lucent have been excluded from the accompanying financial statements.

     Prior to July 31, 1996, the CAP Technology was developed through the Advanced Transmission Technology Division ("ATT") of AT&T Paradyne Corporation, a wholly-owned subsidiary of Lucent Technologies, which is the "predecessor entity" to the Company. The accompanying financial statements reflect the historical financial condition, results of operations and cash flows of ATT which were acquired by the Company, on a carve out basis, as if it had been an independent reporting entity for the period presented.

2.  SIGNIFICANT ACCOUNTING POLICIES:

     The significant accounting principles and practices used in the preparation of the accompanying financial statements are summarized below:

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates.

                   ADVANCED TRANSMISSION TECHNOLOGY DIVISION
                   (A DIVISION OF AT&T PARADYNE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

REVENUE RECOGNITION

     Licensing fees are recognized when ATT has completed delivery of technical specifications and performed all required services under the related agreements. Commissions and right to use fees are recognized upon shipment of product by the licensees, in accordance with the agreements.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred and approximated $2.5 million for the seven months ended July 31, 1996.

ALLOCATION OF RELATED PARTY EXPENSES

     The accompanying financial statements include $689 of other expenses that have been charged to the Company from AT&T Paradyne Corporation. Rent expense was allocated on a pro rata basis computed on the number of employees. Other fees were allocated based on negotiations with the related party. Management believes that such amounts include all significant costs incurred to support the Company.

3.  TECHNOLOGY DEVELOPMENT AGREEMENT AND CONTINGENCY

     In July 1995, AT&T Paradyne entered into a technology development agreement with Bell Atlantic Network Services, Inc. ("Bell Atlantic"). Under the terms of the agreement, ATT provided use of certain DSL technologies to third party suppliers for the purpose of development of DSL network access products incorporating CAP Technology. Bell Atlantic paid $5.0 million under the agreement in return for the right to receive up to $7.0 million of commission fees based on future sales of products to Bell Atlantic and other qualified third party companies, as defined in the agreement. While the Company could be liable for paying a commission fee to Bell Atlantic, the triggering of this fee would result from future revenue. No fees have yet been paid under this agreement. All research and development requirements of the agreement were completed by ATT in 1995 and the final $1.0 million of cash was received in January 1996.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of GlobeSpan, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of GlobeSpan, Inc. (the "Company") at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from inception through December 31, 1996 and for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                          PricewaterhouseCoopers LLP

Florham Park, New Jersey

February 12, 1999, except as to the first paragraph of Note 14 which is as of June 18, 1999

                                GLOBESPAN, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                              DECEMBER 31,
                                                            -----------------    MARCH 31,
                                                             1997      1998         1999
                                                            -------   -------   ------------
                                                                                (UNAUDITED)
Current assets:
  Cash and cash equivalents...............................  $   875   $    12     $    146
  Accounts receivable, less allowance for doubtful
     accounts of $49, $61 and $61, respectively...........    4,520     3,823        2,307
  Accounts receivable from affiliates.....................      447        73          666
  Inventories.............................................      119       912        2,600
  Prepaid income taxes....................................       --     1,178        1,053
  Prepaid expenses and other current assets...............      229       564        1,240
                                                            -------   -------     --------
     Total current assets.................................    6,190     6,562        8,012
Deferred tax asset........................................      500        --           --
Property and equipment, net...............................    2,941     6,680        6,092
Core technology...........................................      584        --           --
Other assets..............................................       --       188          157
                                                            -------   -------     --------
     Total assets.........................................  $10,215   $13,430     $ 14,261
                                                            =======   =======     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Borrowings under line of credit.........................  $    --   $ 2,466     $    788
  Accounts payable........................................    1,488     2,131        5,442
  Accounts payable to affiliates..........................    1,164       327        1,902
  Accrued expenses and other liabilities..................       32     1,482        2,918
  Payroll and benefit related liabilities.................    1,083     2,519        2,541
  Current portion of capital lease obligations............       --       292          303
                                                            -------   -------     --------
     Total current liabilities............................    3,767     9,217       13,894
                                                            -------   -------     --------
Subordinated note payable to Communication Partners,
  L.P. ...................................................       --     5,000        4,900
Capital lease obligations, less current portion...........       --       506          491
                                                            -------   -------     --------
     Total liabilities....................................    3,767    14,723       19,285
                                                            -------   -------     --------
Commitments and contingencies (Note 11)
Stockholders' equity:
  Preferred stock, par value $0.001; 3,000,000 shares
     authorized; none issued or outstanding...............       --        --           --
  Common stock, par value $0.001; 15,555,300 shares
     authorized; 12,286,674, 12,265,265 and 12,274,619
     shares issued and outstanding, respectively..........       12        12           12
  Stock purchase warrant..................................        1     3,654        3,654
  Additional paid-in capital..............................    7,239     3,629        3,761
  Notes receivable from stock sales.......................     (794)     (725)        (725)
  Deferred stock compensation.............................      (52)      (76)         (70)
  Retained earnings (accumulated deficit).................       42    (7,787)     (11,656)
                                                            -------   -------     --------
     Total stockholders' equity (deficit).................    6,448    (1,293)      (5,024)
                                                            -------   -------     --------
     Total liabilities and stockholders' equity...........  $10,215   $13,430     $ 14,261
                                                            =======   =======     ========

The accompanying notes are an integral part of these financial statements.

                                GLOBESPAN, INC.

                            STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                          FIVE MONTHS           YEARS ENDED             THREE MONTHS ENDED
                                             ENDED             DECEMBER 31,                  MARCH 31,
                                          DECEMBER 31,   -------------------------   -------------------------
                                              1996          1997          1998          1998          1999
                                          ------------   -----------   -----------   -----------   -----------
                                                                                            (UNAUDITED)
Revenues:
  Net product sales (including related
    party amounts of $0, $373, $962,
    $377 and $662 for 1996, 1997 and
    1998 and the three months ended
    March 31, 1998 and 1999,
    respectively).......................  $       951    $    20,615   $    31,154   $     7,412   $     8,588
  Other revenues (including related
    party amounts of $235, $0, $0, $0
    and $0 for 1996, 1997 and 1998 and
    the three months ended March 31,
    1998 and 1999, respectively)........        1,409          1,931           310           156            53
                                          -----------    -----------   -----------   -----------   -----------
    Total revenues......................        2,360         22,546        31,464         7,568         8,641
Cost of sales (including related party
  amounts of $0, $293, $1,042, $340 and
  $1,286 for 1996, 1997 and 1998 and the
  three months ended March 31, 1998 and
  1999, respectively)...................          496          7,565         9,882         1,848         4,020
                                          -----------    -----------   -----------   -----------   -----------
Gross profit............................        1,864         14,981        21,582         5,720         4,621
                                          -----------    -----------   -----------   -----------   -----------
Operating expenses:
  Research and development (Note 2).....        1,616          8,358        18,694         3,249         5,380
  Selling, general and administrative
    (Note 12)...........................          644          4,572        10,217         1,443         2,928
  Amortization and other (Note 2).......          404          1,000           583           250            --
                                          -----------    -----------   -----------   -----------   -----------
    Total operating expenses............        2,664         13,930        29,494         4,942         8,308
                                          -----------    -----------   -----------   -----------   -----------
(Loss) income from operations...........         (800)         1,051        (7,912)          778        (3,687)
Interest income (expense), net..........           --             91          (134)           14          (182)
                                          -----------    -----------   -----------   -----------   -----------
(Loss) income before income taxes.......         (800)         1,142        (8,046)          792        (3,869)
Income tax provision (benefit)..........           --            300          (217)          276            --
                                          -----------    -----------   -----------   -----------   -----------
Net (loss) income.......................  $      (800)   $       842   $    (7,829)  $       516   $    (3,869)
                                          ===========    ===========   ===========   ===========   ===========
(Loss) earnings per share:
  Basic.................................  $     (0.07)   $      0.07   $     (0.65)  $      0.04   $     (0.32)
                                          ===========    ===========   ===========   ===========   ===========
  Diluted...............................  $     (0.07)   $      0.07   $     (0.65)  $      0.04   $     (0.32)
                                          ===========    ===========   ===========   ===========   ===========
Shares used in computing net (loss)
  earnings per share (Note 9)
  Basic.................................   11,437,500     11,515,538    12,084,711    11,906,674    12,137,589
  Diluted...............................   11,437,500     12,706,432    12,084,711    12,586,663    12,137,589

The accompanying notes are an integral part of these financial statements.

                                GLOBESPAN, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               NOTES                       RETAINED
                                  COMMON STOCK                 ADDITIONAL   RECEIVABLE      DEFERRED       EARNINGS
                               -------------------    STOCK     PAID-IN        FROM          STOCK       (ACCUMULATED
                                 SHARES     AMOUNT   WARRANT    CAPITAL     STOCK SALES   COMPENSATION     DEFICIT)
                               ----------   ------   -------   ----------   -----------   ------------   ------------
Investments in the Company by
  Communication Partners,
  L.P........................  11,437,500    $11     $    1     $ 5,989        $  --          $ --         $     --
  Net loss...................          --     --         --          --           --            --             (800)
  Asset allocation charge....          --     --         --         106           --            --               --
                               ----------    ---     ------     -------        -----          ----         --------
Balance at December 31,
  1996.......................  11,437,500     11          1       6,095           --            --             (800)
  Net income.................          --     --         --          --           --            --              842
  Asset allocation charge....          --     --         --         244           --            --               --
  Exercise of employee stock
    options..................     849,174      1         --         848         (794)           --               --
  Non-employee stock
    options..................          --     --         --          52           --           (52)              --
                               ----------    ---     ------     -------        -----          ----         --------
Balance at December 31,
  1997.......................  12,286,674     12          1       7,239         (794)          (52)              42
  Net loss...................          --     --         --          --           --            --           (7,829)
  Distribution to
    Communication Partners,
    L.P. (Note 7)............          --     --      3,653      (3,653)          --            --               --
  Exercise of employee stock
    options..................      42,654     --         --          61           --            --               --
  Non-employee stock
    options..................          --     --         --          44           --           (44)              --
  Amortization of
    non-employee stock
    options..................          --     --         --          --           --            20               --
  Benefit from exercise of
    nonqualified stock
    options..................          --     --         --           2           --            --               --
  Repayment of note
    receivable...............          --     --         --          --            5            --               --
  Forfeiture of restricted
    stock....................     (64,063)    --         --         (64)          64            --               --
                               ----------    ---     ------     -------        -----          ----         --------
Balance at December 31,
  1998.......................  12,265,265     12      3,654       3,629         (725)          (76)          (7,787)
  Net loss...................          --     --         --          --           --            --           (3,869)
  Exercise of employee stock
    options..................       9,354     --         --          32           --            --               --
  Forgiveness of subordinated
    note payable to
    Communication Partners,
    L.P. ....................          --     --         --         100           --            --               --
  Amortization of
    non-employee stock
    options..................          --     --         --          --           --             6               --
                               ----------    ---     ------     -------        -----          ----         --------
Balance at March 31, 1999
  (unaudited)................  12,274,619    $12     $3,654     $ 3,761        $(725)         $(70)        $(11,656)
                               ==========    ===     ======     =======        =====          ====         ========
The accompanying notes are an integral part of these financial statements.


                                   TOTAL
                               STOCKHOLDERS'
                                  EQUITY
                               -------------
Investments in the Company by
  Communication Partners,
  L.P........................     $ 6,001
  Net loss...................        (800)
  Asset allocation charge....         106
                                  -------
Balance at December 31,
  1996.......................       5,307
  Net income.................         842
  Asset allocation charge....         244
  Exercise of employee stock
    options..................          55
  Non-employee stock
    options..................          --
                                  -------
Balance at December 31,
  1997.......................       6,448
  Net loss...................      (7,829)
  Distribution to
    Communication Partners,
    L.P. (Note 7)............          --
  Exercise of employee stock
    options..................          61
  Non-employee stock
    options..................          --
  Amortization of
    non-employee stock
    options..................          20
  Benefit from exercise of
    nonqualified stock
    options..................           2
  Repayment of note
    receivable...............           5
  Forfeiture of restricted
    stock....................          --
                                  -------
Balance at December 31,
  1998.......................      (1,293)
  Net loss...................      (3,869)
  Exercise of employee stock
    options..................          32
  Forgiveness of subordinated
    note payable to
    Communication Partners,
    L.P. ....................         100
  Amortization of
    non-employee stock
    options..................           6
                                  -------
Balance at March 31, 1999
  (unaudited)................     $(5,024)
                                  =======
The accompanying notes are an

                                GLOBESPAN, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                               FIVE MONTHS       YEARS ENDED        THREE MONTHS
                                                  ENDED         DECEMBER 31,       ENDED MARCH 31,
                                               DECEMBER 31,   -----------------   -----------------
                                                   1996        1997      1998      1998      1999
                                               ------------   -------   -------   -------   -------
                                                                                     (UNAUDITED)
Cash flow (used in) provided by operating
  activities:
  Net (loss) income..........................    $  (800)     $   842   $(7,829)  $   516   $(3,869)
  Adjustments to reconcile net (loss) income
     to cash (used in) provided by operating
     activities:
     Deferred income taxes...................         --         (500)      500      (125)       --
     Provision for bad debts.................         --           49        12        49        --
     Provision for inventory obsolescence....         --           --        95        --        --
     Amortization and depreciation...........        523        1,702     2,657       388       746
  Changes in assets and liabilities:
     (Increase) decrease in accounts
       receivable............................     (1,701)      (3,315)    1,059      (128)      923
     (Increase) in inventories...............         --         (119)     (888)     (484)   (1,688)
     (Increase) in prepaid expenses and other
       current assets........................         --         (229)   (1,698)     (373)     (520)
     Increase (decrease) in accounts
       payable...............................      1,086        1,589      (194)    1,407     4,886
     Increase in accrued expenses and other
       current liabilities...................        218          874     2,886       304     1,458
                                                 -------      -------   -------   -------   -------
Net cash (used in) provided by operating
  activities.................................       (674)         893    (3,400)    1,554     1,936
                                                 -------      -------   -------   -------   -------
Cash flows used in investing activities:
  Capital expenditures.......................        (40)      (3,359)   (4,810)   (1,597)      (67)
  Purchase of net assets of the Company......     (2,000)          --        --        --        --
                                                 -------      -------   -------   -------   -------
Net cash used in investing activities........     (2,040)      (3,359)   (4,810)   (1,597)      (67)
                                                 -------      -------   -------   -------   -------
Cash flows provided by financing activities:
  Proceeds from borrowings under subordinated
     note payable............................         --           --     5,000        --        --
  Proceeds from (repayments of) borrowings
     under line of credit....................         --           --     2,466        --    (1,678)
  Proceeds from issuance of common stock.....      4,000           55        61         3        32
  Proceeds from repayment of notes
     receivable..............................         --           --         5        --        --
  Repayments of capital lease borrowings.....         --           --      (185)       --       (89)
  Equity investments in the Company..........      2,000           --        --        --        --
                                                 -------      -------   -------   -------   -------
Net cash provided by (used in) financing
  activities.................................      6,000           55     7,347         3    (1,735)
                                                 -------      -------   -------   -------   -------
Net increase (decrease) in cash and cash
  equivalents................................      3,286       (2,411)     (863)      (40)      134
Cash and cash equivalents at beginning of
  period.....................................         --        3,286       875       875        12
                                                 -------      -------   -------   -------   -------
Cash and cash equivalents at end of period...    $ 3,286      $   875   $    12   $   835   $   146
                                                 =======      =======   =======   =======   =======
Supplemental disclosure of cash flow
  information:
  Cash paid:
     Interest................................    $    --      $    --   $   145   $    --   $   154
                                                 =======      =======   =======   =======   =======
     Income taxes............................    $    --      $ 1,000   $   492   $    35   $    --
                                                 =======      =======   =======   =======   =======
Supplemental noncash financing activities:
  Notes receivable for sale of stock.........    $    --      $   794   $    --   $    --   $    --
                                                 =======      =======   =======   =======   =======
  Forgiveness of subordinated note payable...    $    --      $    --   $    --   $    --   $   100
                                                 =======      =======   =======   =======   =======

The accompanying notes are an integral part of these financial statements.

                                GLOBESPAN, INC.

                         NOTES TO FINANCIAL STATEMENTS
   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.  NATURE OF BUSINESS AND BASIS OF PRESENTATION

     Pursuant to a Purchase Agreement dated June 18, 1996, three direct wholly-owned subsidiaries and two indirect wholly-owned subsidiaries of Communication Partners, L.P. (formerly Paradyne Partners, L.P.), acquired certain assets of AT&T Paradyne Corporation from its parent company, Lucent Technologies Inc. ("Lucent"), in exchange for $146 million in cash and notes and the assumption of certain liabilities effective July 31, 1996. The assets and liabilities were purchased by four separate operating subsidiaries of Communication Partners, L.P., including GlobeSpan Technologies (subsequently GlobeSpan, Inc.) (the "Company").

     Assets acquired by the Company for $2.0 million consisted of certain research and development activities, patents and customer licenses related to carrierless amplitude phase modulation technique (generally referred to as "CAP Technology") which is used to transmit data over copper telephone wires. In addition, certain customer rent and lease agreements of AT&T Paradyne Corporation were acquired directly by Rental Acquisition Corp. and Lease Acquisition Corp., and certain net assets relating to the manufacturing, marketing and research activities for data communications and networking products for commercial end users and network service providers were acquired by Paradyne Corporation (all of which are direct or indirect subsidiaries of Communication Partners, L.P.). Paradyne Corporation also entered into a product distribution agreement with Lucent. Additionally, certain assets and liabilities of AT&T Paradyne Corporation were retained by Lucent or disposed of prior to the transaction. All assets and liabilities and activities acquired by subsidiaries of Communication Partners, L.P., other than the Company, or retained by Lucent have been excluded from the accompanying financial statements.

     The total purchase price of the Company has been allocated as follows:

Core Technology (see Note 2)................................  $2,000
                                                              ------
          Total Assets......................................  $2,000
                                                              ======
Liabilities Assumed.........................................  $   --
                                                              ------
          Total Net Assets Acquired.........................  $2,000
                                                              ======

     The accompanying financial statements include the accounts of the Company. See discussion of related party transactions in Notes 7 and 12. As of December 31, 1998 and March 31, 1999, Communication Partners, L.P. owned a substantial portion of the Company's outstanding stock.

     The Company is a leading worldwide developer of advanced digital subscriber line (DSL) integrated circuits which enable high-speed data transmission over the existing network of copper telephone wires known as the local loop. The Company sells integrated circuits as chip sets to manufacturers of DSL equipment for incorporation into products which are sold to telecommunications service providers and end users.

     The Company has sustained net losses during the year ended December 31, 1998 and the three months ended March 31, 1999 and, as of March 31, 1999, had an accumulated deficit of $11,656. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to meet its operations and raise additional financing through public or private equity financings or other sources of financing to fund operations. Management believes that its current funds will be sufficient to enable the Company to meet its planned expenditures through at least December 31, 1999. If anticipated operating results are not achieved, management has the intent and

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

believes it has the ability to delay or reduce expenditures so as not to require additional financial resources, if such resources were not available on terms acceptable to the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting principles and practices used in the preparation of the accompanying financial statements are summarized below:

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. These estimates include assessing the collectability of accounts receivable, the use and recoverability of inventory, the realizability of deferred tax assets and useful lives or amortization periods of intangible assets. Actual results could differ from those estimates. The markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future value of the Company's assets.

REVENUE RECOGNITION

     Revenue from product sales is recognized upon shipment to the customer, when no significant vendor obligations exist and collection of the resulting receivable is probable. Licensing fees are recognized when the Company has completed delivery of technical specifications and performed all required services under the related agreements. Commissions and right to use fees are recognized upon shipment of product by the licensees, in accordance with the agreements.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories, substantially all of which are finished goods, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets, ranging from three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the terms of the leases or the estimated useful lives of the assets. Gains or losses on disposals of property and equipment are recorded in current operations.

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

CORE TECHNOLOGY

     Core technology, which consists of patents, trademarks and technical know-how of $2,000 acquired by the Company at inception (see Note 1) is stated at acquisition cost, which approximates fair value. Amortization is provided on a straight-line basis over the estimated useful life of two years. The estimated useful life was based primarily on the expected utilization of the assets and rapid technological changes in the integrated circuit and telecommunications industries. Amortization expense associated with such core technology was $417, $1,000, $583 and $250 for the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and for the three months ended March 31, 1998, respectively. As of December 31, 1998 this core technology was fully amortized.

     The recoverability of carrying values is evaluated on a recurring basis with consideration of changes in circumstances based on an evaluation of such factors as the industry and environment in which the Company operates and the expected future cash flows from the core technology. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value (computed based on the expected future discounted cash flows) and the carrying value of the asset.

FINANCIAL INSTRUMENTS

     The carrying value of accounts receivable, accounts payable and borrowings under the revolving credit agreement approximate their fair values due to the relatively short-term nature of these instruments. The estimated fair value of the outstanding borrowings under the subordinated note payable at December 31, 1998 and March 31, 1999 was approximately $4,906 and $4,830, respectively.

PRODUCT WARRANTIES

     The Company provides purchasers of its products with certain warranties that correspond with the warranties from its contract manufacturers. Warranty expense has been immaterial for all periods presented.

RESEARCH AND DEVELOPMENT COSTS

     Costs incurred in connection with the research and development of the Company's products and enhancements to existing products are expensed as incurred unless technological feasibility has been established. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have not been material. Accordingly, research and development costs have been expensed as incurred.

INCOME TAXES

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires use of the asset and liability method. Deferred income taxes are recorded for temporary differences between financial

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

STOCK SPLITS

     In 1996, the board of directors approved an 8.75 to 1 stock split. In November 1997, the board of directors approved a 2 to 1 stock split. In February 1998, the board of directors approved a 1.5 to 1 stock split. All share, stock option and stock warrant information included in the accompanying financial statements and related notes have been restated for all periods to reflect these stock splits. (See Note 14).

INTERIM FINANCIAL DATA

     The unaudited financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 has been prepared by management and includes all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the operating results to be expected for the year ending December 31, 1999.

3.  CONCENTRATION OF RISK AND CUSTOMER INFORMATION

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash equivalents and trade receivables. The Company does not generally require collateral from its customers and substantially all of its trade receivables are unsecured. At December 31, 1997 and 1998 and March 31, 1999, five of the Company's customers accounted for $3,582 (79.2%), $3,492 (91.3%) and $1,552 (67.3%) of net accounts receivable, respectively.

     Sales to three customers amounted to approximately $1,301 (55.1%), $9,818 (43.5%), $22,042 (70.1%), $5,141 (67.9%) and $5,021 (58.1%) of total revenues for the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999, respectively. Revenues from customers who represented more than 10% of net revenues were as follows:

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                      FIVE MONTHS        YEARS ENDED       THREE MONTHS ENDED
                                         ENDED          DECEMBER 31,            MARCH 31,
                                     DECEMBER 31,     -----------------    -------------------
                                         1996          1997      1998        1998       1999
                                     -------------    ------    -------    --------    -------
                                                                               (UNAUDITED)
Net revenues:
  Customer A.......................     $  642        $   --    $    --    $    --     $   --
  Customer B.......................        376         4,832         --         --         --
  Customer C.......................        283         2,811         --         --         --
  Customer D.......................        248            --         --      1,051         --
  Customer E.......................         --            --     15,190      1,973      3,410
  Customer F.......................         --            --      3,974      2,117         --

     The Company's sales to overseas customers are denominated in the U.S. dollar. Revenues by geographic region for the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999 were as follows:

                                      FIVE MONTHS        YEARS ENDED        THREE MONTHS ENDED
                                         ENDED           DECEMBER 31,           MARCH 31,
                                      DECEMBER 31,    ------------------    ------------------
                                          1996         1997       1998       1998       1999
                                      ------------    -------    -------    -------    -------
                                                                               (UNAUDITED)
Net revenues:
  United States.....................     $1,417       $11,458    $21,214    $6,037     $4,983
  Europe............................        313         3,940      3,712     1,032      1,073
  Mexico/Latin America..............         --            98      3,063        80      1,508
  Asia..............................        406         6,964      2,973       407        979
  Australia.........................        224            86        502        12         98
                                         ------       -------    -------    ------     ------
                                         $2,360       $22,546    $31,464    $7,568     $8,641
                                         ======       =======    =======    ======     ======

     A single vendor manufactures substantially all of the chip sets sold by the Company. Purchases from this vendor approximated 94%, 98%, 81%, 96% and 62% of total inventory purchases for the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999, respectively. If this vendor were to become unwilling or unable to continue to manufacture these chip sets in required volumes, the Company would have to identify and qualify acceptable alternative vendors. The inability to develop alternative sources, if required in the future, could result in delays or reductions in product shipments.

4.  TECHNOLOGY LICENSING AGREEMENTS

     The Company entered into technology licensing and right to use agreements whereby the Company receives fees for the use and/or sale of specific patented technology. Revenues from these agreements amounted to $1,409, $1,931, $310, $156 and $53 for the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999, respectively. (See Note 12).

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

5.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                DECEMBER 31,       MARCH 31,
                                                              -----------------   -----------
                                                               1997      1998        1999
                                                              ------    -------   -----------
                                                                                  (UNAUDITED)
Computers and equipment.....................................  $3,028    $ 5,110     $ 5,140
Office furniture and fixtures...............................      68        131         143
Software....................................................     266      1,991       2,016
Leasehold improvements......................................      37      1,099       1,099
Property under capital leases...............................      --        861         946
                                                              ------    -------     -------
                                                               3,399      9,192       9,344
Less: accumulated depreciation..............................    (458)    (2,512)     (3,252)
                                                              ------    -------     -------
                                                              $2,941    $ 6,680     $ 6,092
                                                              ======    =======     =======

     Included in operating expenses is depreciation expense of $106, $702, $2,054, $388 and $740 for the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999, respectively. Of such amounts, $106 and $244 for the five months ended December 31, 1996 and the year ended December 31, 1997, respectively, represent a non-cash allocation of depreciation expense from Paradyne for the use of specified assets, which was recorded as a capital contribution. Accumulated amortization on assets accounted for as capital leases, amounted to approximately $47 and $131 as of December 31, 1998 and March 31, 1999, respectively.

6.  REVOLVING CREDIT AGREEMENT

     In May 1998, the Company entered into a revolving credit agreement with BankAmerica Business Credit, Inc. ("BABC") pursuant to which the Company may borrow the lesser of a borrowing base or $5.0 million ("the Available Facility"). The borrowing base is equal to 85.0% of eligible receivables, as defined. Outstanding borrowings on the Company's revolving credit facility bear interest, payable on a monthly basis, at a rate of 1.0% in excess of the reference rate announced by BABC. For the year ended December 31, 1998, the weighted average interest rate was 9.1%. Interest related to this facility was approximately $50 and $55 for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively. The revolving credit agreement expires on January 31, 2000 and is automatically renewable for additional one-year terms unless terminated by the Company or BABC.

     A portion of the revolving credit facility is available for the issuance of merchandise or standby letters of credit provided that the aggregate undrawn amount of all such outstanding merchandise and standby letters of credit does not exceed $1.0 million. The Company is charged a fee equal to 1.5% per annum on the aggregate face amount of each outstanding standby letter of credit and 0.75% per annum on the aggregate face amount of each outstanding merchandise letter of credit, which is payable on a monthly basis. As of December 31, 1998, the Company had no outstanding letters of credit under this agreement.

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The Company is charged a commitment fee of 0.5% per annum, payable on a quarterly basis, on the difference between $5.0 million and the sum of the average daily outstanding amount of the revolving credit facility and the average undrawn face amount of all outstanding letters of credit. Commitment fees relating to the above facility amounted to $13 and $3 for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively. (See
Note 12 for related party borrowings).

     Substantially all of the Company's assets are pledged as collateral under the BABC revolving credit agreement. Under the terms of the credit agreement, the Company is required to maintain an account with BABC to which all customer payments are remitted and applied against the outstanding balance under the revolving credit agreement. Accordingly, the entire outstanding balance has been classified as a current liability as of December 31, 1998. The credit agreement also contains various covenants which, among other things, restrict certain corporate actions including, but not limited to, mergers, sales of assets and payment of dividends. As discussed in Note 12, the Company purchased certain assets from Paradyne Corporation in December 1998, which constituted a violation of the revolving credit agreement. This violation was waived by BABC.

7.  STOCK PURCHASE WARRANT

     In connection with the Company's inception (see Note 1), the Company issued a warrant to acquire 1,312,500 shares of its common stock at an exercise price of $6.72 per share to Lucent. The warrant was due to expire upon payment or transfer by Paradyne Corporation, an affiliated company ("Paradyne"), of Paradyne's long-term debt maturing June 30, 2000 and upon the sale or merger of the Company (as provided in the Stock Warrant Agreement) at a price less than the exercise price. The warrant includes other provisions, including certain anti-dilution provisions.

     In August 1998, Paradyne settled its outstanding long-term debt due June 30, 2000. As a term of such settlement, the Company agreed to extend the exercise period of the outstanding stock purchase warrant to the earlier of June 30, 2001 or the consummation of a qualifying business combination, as defined. In connection therewith, the Company recorded a $3,653 distribution to the Parent based on the increase in the fair value of the warrant resulting from the extension of the outstanding warrant term. (See Note 14).

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8.  INCOME TAXES

     Deferred tax assets are comprised of the following:

                                                              DECEMBER 31,       MARCH 31,
                                                            ----------------    -----------
                                                            1997      1998         1999
                                                            -----    -------    -----------
                                                                                (UNAUDITED)
Amortization of intangibles...............................  $ 491    $   670      $   657
Inventory obsolescence reserve............................     --         38           38
Depreciation..............................................    (52)      (190)        (119)
Accrued expenses..........................................     --        386          705
Other.....................................................     61         25           64
Net operating loss carryforwards..........................     --      2,121        3,211
                                                            -----    -------      -------
                                                              500      3,050        4,556
Less valuation allowance..................................     --     (3,050)      (4,556)
                                                            -----    -------      -------
Net deferred tax asset....................................  $ 500    $    --      $    --
                                                            =====    =======      =======

     As of December 31, 1997, the Company did not provide a valuation allowance against its net deferred tax asset based on the net income generated during 1997 and management's expectations at such time that the Company's deferred tax assets would be realized through future earnings. Subsequent to 1997, the Company has modified its strategic plan and anticipates continuing investments to research and development and corporate infrastructure in advance of revenues. As such, as of December 31, 1998, the Company has established a full valuation allowance against its net deferred tax asset based on management's current belief that it is more likely than not that the benefits related to such net deferred tax asset will not be realized.

     The components of the provision (benefit) for income taxes are as follows:

                                    FIVE MONTHS       YEARS ENDED        THREE MONTHS ENDED
                                       ENDED          DECEMBER 31,           MARCH 31,
                                    DECEMBER 31,    ----------------    --------------------
                                        1996        1997      1998      1998        1999
                                    ------------    -----    -------    -----    -----------
                                                                            (UNAUDITED)
Current:
  Federal.........................     $(112)       $ 700    $  (649)   $ 352      $    --
  State...........................       (16)         100        (23)      94           --
                                       -----        -----    -------    -----      -------
                                        (128)         800       (672)     446           --
                                       -----        -----    -------    -----      -------
Deferred:
  Federal.........................      (122)        (172)    (1,834)    (138)      (1,167)
  State...........................       (18)         (60)      (761)     (32)        (339)
  Change in valuation allowance...       268         (268)     3,050       --        1,506
                                       -----        -----    -------    -----      -------
                                         128         (500)       455     (170)          --
                                       -----        -----    -------    -----      -------
Income tax provision (benefit)....     $  --        $ 300    $  (217)   $ 276      $    --
                                       =====        =====    =======    =====      =======

     The Company has generated net operating loss carryforwards of approximately $3,051 and $4,590 as of December 31, 1998 and March 31, 1999, respectively, which are due to expire between 2013

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

and 2014. Section 382 of the Internal Revenue Code of 1986, as amended, places a limitation on the utilization of federal net operating loss carryforwards when an ownership change occurs. Generally, an ownership change occurs when a greater than 50% change in ownership takes place over a three-year test period. The annual utilization of net operating loss carryforwards generated prior to such change in ownership is limited, in any one year, to a percentage of the fair market value of the Company at the time of the ownership change.

     The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. income tax rate to income before taxes as follows:

                                         FIVE MONTHS     YEARS ENDED      THREE MONTHS ENDED
                                            ENDED        DECEMBER 31,          MARCH 31,
                                        DECEMBER 31,    --------------    -------------------
                                            1996        1997     1998     1998         1999
                                        -------------   -----    -----    -----       -------
                                                                              (UNAUDITED)
U.S. statutory rate...................      (34.0)%      34.0%   (34.0)%  34.0%        (34.0)%
State taxes...........................       (5.0)        2.0     (6.6)    5.3          (6.3)
Other.................................        0.5         6.3      0.0    (4.5)          0.1
Net operating loss utilized...........        0.0       (10.0)     0.0     0.0           0.0
Change in valuation allowance.........       38.5        (6.0)    37.9     0.0          40.2
                                            -----       -----    -----    ----        ------
Effective tax rate....................        0.0%       26.3%    (2.7)%  34.8%          0.0%
                                            =====       =====    =====    ====        ======

9.  EARNINGS PER SHARE

     The Company has adopted Statement of Financial Accounting Standards No. 128, Earnings per Share ("FAS 128"), which requires the presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all entities that have publicly traded common stock or potential common stock. FAS 128 also requires the presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of the outstanding stock warrants and options was computed using the treasury stock method.

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The computations of Basic EPS and Diluted EPS for the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999 are as follows:

                                                          INCOME         SHARES       PER-SHARE
                                                        (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                        -----------   -------------   ---------
FIVE MONTHS ENDED DECEMBER 31, 1996
Net loss..............................................    $  (800)
Basic EPS:
  Income available to common stockholders.............    $  (800)      11,437,500     $(0.07)
  Effect of dilutive stock options....................         --               --         --
                                                          -------      -----------     ------
Diluted EPS:
  Income available to common stockholders plus assumed
     conversions......................................    $  (800)      11,437,500     $(0.07)
                                                          =======      ===========     ======
YEAR ENDED DECEMBER 31, 1997
Net income............................................    $   842
Basic EPS:
  Income available to common stockholders.............    $   842       11,515,538     $ 0.07
  Effect of dilutive stock options....................         --        1,190,894         --
                                                          -------      -----------     ------
Diluted EPS:
  Income available to common stockholders plus assumed
     conversions......................................    $   842       12,706,432     $ 0.07
                                                          =======      ===========     ======
YEAR ENDED DECEMBER 31, 1998
Net loss..............................................    $(7,829)
Basic EPS:
  Income available to common stockholders.............    $(7,829)      12,084,711     $(0.65)
  Effect of dilutive stock options....................         --               --         --
                                                          -------      -----------     ------
Diluted EPS:
  Income available to common stockholders plus assumed
     conversions......................................    $(7,829)      12,084,711     $(0.65)
                                                          =======      ===========     ======
THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)
Net income............................................    $   516
Basic EPS:
  Income available to common stockholders.............    $   516       11,906,674     $ 0.04
  Effect of dilutive stock options....................         --          679,989         --
                                                          -------      -----------     ------
Diluted EPS:
  Income available to common stockholders plus assumed
     conversions......................................    $   516       12,586,663     $ 0.04
                                                          =======      ===========     ======
THREE MONTHS ENDED MARCH 31, 1999 (UNAUDITED)
Net loss..............................................    $(3,869)
Basic EPS:
  Income available to common stockholders.............    $(3,869)      12,137,589     $(0.32)
  Effect of dilutive stock options....................         --               --         --
                                                          -------      -----------     ------
Diluted EPS:
  Income available to common stockholders plus assumed
     conversions......................................    $(3,869)      12,137,589     $(0.32)
                                                          =======      ===========     ======

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     As of December 31, 1996 and 1998 and March 31, 1999, the Company had outstanding options, restricted stock and a warrant to purchase an aggregate 3,138,000, 3,374,181 and 3,444,460 shares of common stock, respectively, which were not included in the calculation of earnings per share for such periods, due to the anti-dilutive nature of these instruments.

10.  STOCK OPTION PLAN

     In December 1996, the Company adopted the 1996 Equity Incentive Plan (the "1996 Plan") pursuant to which, as amended, nonqualified or incentive stock options, stock bonus and restricted stock awards (collectively, "Stock Awards") to purchase up to 2,805,300 of the Company's common stock may be granted to employees, directors and consultants. Stock Awards granted under the 1996 Plan generally vest in equal installments over a four-year period. The exercise price of incentive stock options granted under the 1996 Plan may not be less than the fair market value of the underlying shares (110% of the fair market value in the case of a 10% voting shareholder) at the grant date. Each stock option is exercisable for ten years (five years in the case of a 10% voting stockholder) from the date of grant. Through March 31, 1999, no stock options had been granted to a 10% stockholder.

     Under the 1996 Plan, certain individuals to whom stock options have been granted may elect to exercise those options prior to the lapse of the full vesting period. Upon termination of employment, the Company may repurchase any unvested shares issued pursuant to such election at the exercise price. During the year ended December 31, 1998, the Company repurchased 64,063 shares under such provision. No shares had been repurchased during the three months ended March 31, 1999. At December 31, 1996, 1997 and 1998 and March 31, 1999, there were 0, 420,000, 168,750 and 131,250 shares, respectively, issued and outstanding that were subject to this repurchase provision.

     Stock bonuses and restricted stock awards issued under the 1996 Plan provide that shares awarded may not be sold or otherwise transferred until restrictions established by the underlying agreements have elapsed. Upon termination of employment, the Company may repurchase shares upon which restrictions have not lapsed. The 1996 Plan provides that the price for each restricted stock award shall not be less than 85% of the fair market value of the share at the date of grant.

     Notes receivable from stock sales result from the exercise of stock options for promissory notes. The notes are full recourse promissory notes bearing interest at variable rates ranging from 5.94% to 6.16% and are collateralized by the stock issued upon exercise of the stock options. The notes including accrued interest thereon mature five years from the date of exercise.

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     A summary of the status of the Company's stock option plan through March 31, 1999 is as follows:

                                       EXERCISE PRICE PER SHARE
                         -----------------------------------------------------
                           $1.00       $4.00      $6.00     $10.00     $12.00       TOTAL
                         ---------    -------    -------    -------    -------    ---------
Options outstanding at
  August 1, 1996.......         --         --         --         --         --           --
  Granted..............  1,825,500         --         --         --         --    1,825,500
                         ---------    -------    -------    -------    -------    ---------
Options outstanding at
  December 31, 1996....  1,825,500         --         --         --         --    1,825,500
  Granted..............    612,600         --         --         --         --      612,600
  Exercised............   (849,174)        --         --         --         --     (849,174)
  Forfeited............   (223,000)        --         --         --         --     (223,000)
                         ---------    -------    -------    -------    -------    ---------
Options outstanding at
  December 31, 1997....  1,365,926         --         --         --         --    1,365,926
  Granted..............         --    114,000    155,083         --    349,542      618,625
  Exercised............    (37,175)    (3,979)    (1,500)        --         --      (42,654)
  Forfeited............    (21,850)   (16,000)    (8,716)        --     (2,400)     (48,966)
                         ---------    -------    -------    -------    -------    ---------
Options outstanding at
  December 31, 1998....  1,306,901     94,021    144,867         --    347,142    1,892,931
  Granted..............         --         --         --    124,067         --      124,067
  Exercised............     (3,333)    (3,604)    (2,417)        --         --       (9,354)
  Forfeited............         --         --     (2,167)    (2,533)    (4,100)      (8,800)
                         ---------    -------    -------    -------    -------    ---------
Options outstanding at
  March 31, 1999
  (unaudited)..........  1,303,568     90,417    140,283    121,534    343,042    1,998,844
                         =========    =======    =======    =======    =======    =========
Weighted average
  remaining life on
  outstanding options
  at December 31,
  1998.................       7.97       8.68       9.16         --       9.39         8.36
                         =========    =======    =======    =======    =======    =========
Weighted average
  remaining life on
  outstanding options
  at March 31, 1999
  (unaudited)..........       7.69       8.39       8.91       9.96       9.16         8.20
                         =========    =======    =======    =======    =======    =========

     Outstanding options at December 31, 1998 have a weighted average exercise price of $3.55 per share. At December 31, 1998, 1,268,874 shares of the outstanding stock options were vested and 84,604 additional stock options were available for grant. Outstanding options at March 31, 1999 have a weighted average price of $3.92 per share. At March 31, 1999, 1,383,575 shares of the outstanding stock options were vested and 369,337 additional stock options were available for grant. (See Note 14.)

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

EMPLOYEE STOCK OPTIONS

     The Company accounts for stock options granted to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation has been recorded since grants are made at fair market value. Had the compensation cost for the Stock Option Plan been determined based on the fair value at the grant dates for awards under the 1996 Plan consistent with the method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123"), the Company's net
(loss) income on a pro forma basis would have been ($800), $823, ($9,236), $411 and $(4,085) for the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and three months ended March 31, 1998 and 1999, respectively, calculated with the use of the Black Scholes option-pricing model. The following assumptions were used for the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999: (1) risk-free interest rate of 6.2%, 6.6%, 4.6%, 5.5% and 5.5%
respectively; (2) dividend yield of 0.00%; (3) expected life of five years; and
(4) volatility of .001%. Results may vary depending on the assumptions applied within the model.

NON-EMPLOYEE OPTIONS

     In fiscal 1997 and 1998, the Company granted 223,000 and 5,500 stock options, respectively, to non-employees. In accordance with the requirements of FAS 123, the Company recorded $52 and $44, respectively, reflecting the estimated fair value of these options utilizing the Black Scholes option-pricing model. The Company will amortize this obligation to expense over the period services are performed.

11.  COMMITMENTS AND CONTINGENCIES

     In October 1996, the Company became the sub-tenant of Paradyne under a noncancelable operating lease for office and research and development facilities located in Red Bank, New Jersey which expires April 30, 2002. In addition, the Company leases certain computer and office equipment under agreements that are classified as capital leases, the net book value of which was $814 and $815

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

at December 31, 1998 and March 31, 1999, respectively. Minimum required future lease payments under the Company's capital and operating leases at December 31, 1998 are as follows:

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
YEARS ENDED DECEMBER 31,
     1999...................................................   $361       $  813
     2000...................................................    294          813
     2001...................................................    240          835
     2002...................................................      7          317
     2003...................................................      4           --
                                                               ----       ------
          Total minimum lease payments......................    906       $2,778
Less: amount representing interest..........................   (108)
                                                               ----
Present value of net minimum lease payments.................    798
Less: current portion.......................................   (292)
                                                               ----
                                                               $506
                                                               ====

     Rent expense for the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999 approximated $126, $467, $868, $157 and $245, respectively, and is included in operating expenses.

     In July 1995, AT&T Paradyne entered into a technology development agreement with Bell Atlantic Network Services, Inc. ("Bell Atlantic"). Under the terms of the agreement, the Company's predecessor entity provided use of certain Digital Subscriber Line ("DSL") technologies to third party suppliers for the purpose of development of DSL network access products incorporating CAP technology. Bell Atlantic paid $5.0 million under the agreement in return for the right to receive up to $7.0 million of commission fees based on future sales of products to Bell Atlantic or other qualified third party companies, as defined in the agreement. In connection with the Company's inception (see Note 1), this agreement was assigned to the Company as the successor entity. No commission fees have been accrued related to this agreement since such fees are only payable based on future sales. Through the year ended December 31, 1998, no fees have been paid to Bell Atlantic under this agreement. All research and development requirements of the agreement were completed by the Company's predecessor entity in 1995.

     The semiconductor and telecommunications industries are characterized by substantial litigation regarding patent and other intellectual property rights. The Company is party to various inquiries or claims in connection with these rights. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position and results of operations.

12.  RELATED PARTY TRANSACTIONS

     In 1996, the Company entered into a license agreement with Paradyne Corporation for the use of certain technologies. Total revenues related to the use of these agreements was $235 for the five months ended December 31, 1996 and has been included in other revenue.

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     During the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999, the Company recorded product sales of $373, $962, $377 and $662, respectively, related to goods sold to Paradyne Corporation. Such sales reflect, through June 30, 1998, a discount, equal to cost plus 15%, provided to Paradyne pursuant to a Cooperative Development Agreement. In July 1998, the Company revised its discounted pricing arrangement with Paradyne which had existed under the Cooperative Development Agreement. Paradyne agreed to modify the pricing terms such that Paradyne purchased products from the Company at preferential prices. In exchange, the Company agreed to pay a 1.25% fee based on net revenues up to an aggregate amount of $1.5 million. The Company recorded a charge of $381, which is included in cost of sales, related to the agreement during the year ended December 31, 1998. In addition, Paradyne provided operating, management and other administrative services for the Company pursuant to an Intercompany Services Agreement. Paradyne charged the Company for the cost of such services, without markup, in accordance with the Intercompany Services Agreement, which amounted to $0, $155, $231, $57 and $0 for the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999, respectively. In the opinion of management, the estimated costs of such services would not have been materially different than those reflected in these financial statements had such services been provided by an unaffiliated entity. (See Notes 11 and 13).

     In fiscal 1997, the Company purchased fixed assets from Paradyne approximating $350. In February and December 1998, the Company purchased fixed assets from Paradyne for an aggregate cost of $1,442. These assets were sold at their net book value since the transaction involved entities under common control.

     In 1997, the Company paid Paradyne $194 as a reimbursement for their cost of chip sets purchased on GlobeSpan's behalf. These payments were equal to the amount paid by Paradyne for the initial purchase of the inventory.

     In December 1997 and September 1998, the Company purchased from Paradyne certain GlobeSpan chip sets which it held in its inventory in the amounts of $98 and $29, respectively. GlobeSpan purchased these chip sets for resale to other customers.

     In December 1998, the Company subleased additional office space from Paradyne (see related disclosure in Note 11). In connection therewith, the Company reimbursed approximately $392 of Paradyne's moving expenses, the cost of which is included in operating expenses for the year ended December 31, 1998.

     GlobeSpan is covered under a group insurance policy with Paradyne for an annual premium amount of $85.

     In May 1998, the Company entered into a subordinated credit agreement with Communication Partners in the aggregate principal amount of $5.0 million. Such loan bears interest at a rate of 8.0% payable on a monthly basis and expires on May 1, 2003. Outstanding borrowings under this loan agreement may be prepaid at any time, without penalty, subject to limitations contained in the BABC revolving credit agreement. Interest related to this facility approximated $95 and $99 for the period ended December 31, 1998 and the three months ended March 31, 1999, respectively. In December 1998, the amount available under the credit agreement was increased to $10.0 million, of which $5.0 million expires on March 31, 2000.

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13.  DEFINED CONTRIBUTION PLAN

     The Company participates in a 401(k) plan covering substantially all employees, which is maintained by Paradyne. Benefits vest based on number of years of service. The Company's policy is to match two-thirds of an employee's contributions, up to 6.0% of an employee's annual salary. Additionally, the board of directors may grant discretionary contributions based on an employee's age. Contributions to the plan paid by Paradyne on behalf of the Company amounted to approximately $45, $242, $348, $63 and $126 for the five months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999, respectively. In addition, the Company accrued $179 and $0 for discretionary contributions as of December 31, 1998 and March 31, 1999.

14.  SUBSEQUENT EVENTS

REVERSE STOCK SPLIT AND RECAPITALIZATION


     On March 12, 1999, the Company's board of directors approved the amendment of the certificate of incorporation to effect a 1-for-3 reverse stock split applicable to all issued and outstanding shares of its common stock and increased its authorized capital to 10,000,000 shares of preferred stock, $0.001 par value and 100,000,000 shares of common stock $0.001 par value. The 1-for-3 reverse stock split and the increase in the authorized preferred shares was approved by the Company's stockholders in May 1999 and was executed on June 18, 1999. All share, stock option and stock warrant information included in these financial statements and related footnotes have been restated for all periods to reflect this reverse stock split for all periods presented.


TERMINATION AGREEMENT WITH PARADYNE

     In March 1999, the Company and Paradyne agreed to terminate the Cooperative Development Agreement (see Note 12). In connection with such termination agreement, the Company agreed to pay Paradyne an aggregate of $1.5 million, less the amounts previously paid of approximately $0.3 million (or approximately $1.2 million) to terminate the July discount pricing arrangement with Paradyne Corporation. Such payment will be made in 1999 and has been charged to cost of sales during the three months ended March 31, 1999. In addition, GlobeSpan and Paradyne Corporation as part of the Termination Agreement affirmed that the earlier technology license provisions of the Cooperative Development Agreement were never implemented. In conjunction with the signing of the Termination Agreement, GlobeSpan and Paradyne Corporation also entered into a four-year Supply Agreement which gave Paradyne Corporation preferential pricing and other terms in connection with the sale by GlobeSpan of products to Paradyne Corporation. In addition, under the terms of the Supply Agreement, GlobeSpan is required to honor Paradyne Corporation's orders for GlobeSpan's products in quantities at least consistent with Paradyne Corporation's past ordering practices and must afford Paradyne Corporation at least the same priority for Paradyne Corporation's orders as GlobeSpan affords its other similarly situated customers. GlobeSpan also granted Paradyne Corporation a standard customer immunity under GlobeSpan's intellectual property rights with respect to any of Paradyne Corporation's products which incorporate GlobeSpan's products.

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

AMENDMENT TO THE LUCENT TECHNOLOGIES WARRANT

     In March 1999, Communication Partners (the Company's Parent) forgave $100 of the subordinated note payable (see Note 12), as consideration for the extension of the outstanding warrant. (See Note 7). This amount has been recorded as a contribution to capital.

AMENDMENT TO THE 1996 EQUITY INCENTIVE PLAN

     On March 12, 1999, the Company's board of directors approved an increase in the number of shares reserved for issuance under the 1996 Plan to 3,205,300. On May 20, 1999, the Company's board of directors approved an increase in the number of shares reserved for issuance under the 1996 Plan to 3,255,300.

EMPLOYEE STOCK PURCHASE PLAN


     On March 12, 1999, the Company's board of directors approved the adoption of an Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan was approved by the Company's stockholders in May 1999 and is contingent upon the closing of the Company's proposed initial public offering of its common stock (the "IPO"). Upon closing of the Company's IPO, the Company will reserve 400,000 shares of its common stock for issuance under the Purchase Plan, which shall automatically increase each year beginning February 1, 2000, by the lesser of 2.0% of the total number of shares of common stock then outstanding or 400,000 shares. The Purchase Plan will permit each eligible employee, as defined, to purchase shares of the Company's common stock through payroll deductions, provided that the aggregate amount of each employee's payroll deductions does not exceed 15.0% of his cash compensation. Purchases of common stock will occur on January 31 and July 31 of each year. The Purchase Plan will be administered by the Compensation Committee of the board of directors in accordance with the terms of the Purchase Plan.


1999 EQUITY INCENTIVE PLAN

     On March 12, 1999, The Company's board of directors approved the adoption of the 1999 Equity Incentive Plan (the "1999 Plan"). The 1999 Plan was approved by the Company's stockholders in May 1999 and is contingent upon the closing of the Company's IPO. Upon adoption of the 1999 Plan by the closing of the Company's IPO, the Company will reserve 1,000,000 shares of its common stock, together with the shares of common stock remaining available for issuance under the 1996 Plan, for issuance under the 1999 Plan. The number of shares reserved for issuance under the 1999 Plan shall automatically increase each year beginning May 1, 2000, by the lesser of 5.0% of the total number of shares of common stock then outstanding or 1,000,000 shares. Under the 1999 Plan, the Company may grant incentive or nonqualified stock options, stock appreciation rights, restricted stock or stock units to employees, non-employee directors and consultants. The 1999 Plan will be administered by the Compensation Committee of the board of directors in accordance with the terms of the 1999 Plan.

1999 DIRECTOR STOCK PLAN

     On March 12, 1999, the Company's board of directors approved the adoption of the 1999 Director Stock Plan (the "Director Plan"). The Director Plan was approved by the Company's shareholders in May 1999 and is contingent upon the closing of the Company's IPO. Upon closing of

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

the Company's IPO, the Company will reserve 250,000 shares of its common stock for issuance under the Director Plan. Under the Director Plan, the Company may only grant nonqualified stock options to non-employee directors. The 1999 Plan provides for automatic grants to non-employee directors of the Company at defined intervals beginning on the effective date of the Company's IPO. Each non-employee director of the Company will be granted an option to purchase 10,000 shares of common stock at the IPO price upon consummation of the Company's IPO, an additional option to purchase 5,000 shares of common stock on the date of the Company's annual stockholders' meeting in the year 2000 and an additional option to purchase 5,000 shares of common stock on the date of the Company's annual stockholders' meeting in the year 2001, provided that the director continues to serve as a director of the Company. Each non-employee director elected to serve following the consummation of the IPO will be granted an option to purchase 10,000 shares of common stock on the date he or she is first elected to the board of directors and an additional option to purchase 5,000 shares of common stock on the date of the Company's annual stockholder's meeting in the calendar year following such initial election. At each annual stockholders' meeting following the annual meeting during which each non-employee director received the second option to purchase 5,000 shares of common stock, each non-employee director will be granted an option to purchase 2,500 shares of common stock. Stock options granted pursuant to the Director Plan vest upon the director's completion of twelve months of service during which he or she attended at least 75% of the meetings of the Company's board of directors.

SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In May 1999, the Company designated 1,461,454 shares of preferred stock as Series A Preferred Stock ("Series A Stock"). The Series A Stock is convertible, at the option of the holder, into shares of common stock at any time after the date of issuance at a conversion rate of $8.211 per share and automatically converts upon consummation of an IPO at a price per share that is equal to or exceeds $8.211 per share and $15.0 million in the aggregate. Holders of Series A Stock are entitled to receive dividends prior to any payment of dividends on the Company's common stock, at a rate of $0.81 per share per annum, when and if declared by the Company's board of directors. Such dividends are not cumulative. In the event of a liquidation, dissolution or winding up of the Company, holders of the Series A Stock are entitled to a distribution ratably with other common stockholders of the Company, on an as-if converted basis. The Series A Stock carries voting rights equal to one vote per share, on an as-converted basis. In addition, the Company is precluded from certain specific corporate actions without the consent of at least 66.6% of the holders of the Series A Stock.

     On May 6, 1999, the Company completed the sale of an aggregate 1,461,454 shares of Series A Stock and warrants to purchase an aggregate 300,000 shares of common stock for gross proceeds of $12.0 million to two investors (the "Series A Investors"). The warrants issued to the Series A Investors are exercisable for a five year term and at exercise prices equal to the IPO price for the first 75,000 shares, 125% of the IPO price for the second 75,000 shares, 150% of the IPO price for the third 75,000 shares and 175% of the IPO price for the last 75,000 shares. In addition, the Series A Investors each received a warrant to purchase, at the IPO price, 10,000 shares of common stock if the IPO price is from $9.00 to $9.99 per share, 20,000 shares of common stock if the IPO price is from $8.00 to $8.99 per share, 30,000 shares if the IPO price is from $7.00 to $7.99 per share and 100,000 shares of common stock if the IPO price is less than $7.00 per share (the "Anti-Dilution Warrants"). The Anti-Dilution Warrants are exercisable for five years after consummation of the IPO but expire, unexercised if the IPO price is equal to or exceeds $10.00 per share.

                                GLOBESPAN, INC.

   (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The Company granted one of the Series A Investors a right to require the Company to repurchase its Series A Stock and warrants at cost, at any time after September 30, 1999, if by such date, the Company and the investor have not signed a definitive development agreement, as defined, or if the second Series A Investor gives the Company notice of its intention to exercise its right, as described below. This right terminates upon consummation of the IPO, subject to certain conditions as defined.

     The Company granted the second Series A Investor a right to require the Company to repurchase its Series A Stock and warrants at cost, at any time after the first Series A Investor has given notice to the Company of its intention to exercise its right as described above or December 31, 1999, if the Company has not completed its IPO. This right terminates upon consummation of the IPO, subject to certain conditions as defined. In addition, the Company has agreed not to assert any patent right against this Series A Investor as long as the investor maintains an investment in the Company of at least 1% of its capital stock.

     Since the issuance of the aforementioned Series A Stock includes a non-detachable conversion feature, that is "in-the-money" at the date of issuance and is immediately exercisable, the Company will recognize a charge of approximately $2.6 million for the beneficial conversion feature attributable to the common stockholders in its second quarter 1999 financial statements.

Description of Inside Cover

Color Photo of GlobeSpan products. Picture shows a digital communication processor chip, an analog front end chip, and a DSL reference design guide and DSL development system.


Description of Front Cover Fold-Out

Color graphic of a Telecommunication Service providers local loop network deploying an HDSL Internet service and an HDSL business data service. The graphic shows the digital subscriber line access multiplexer and HDSL modem in the central office. It also shows the ADSL modem in the residential end user location and the HDSL modem in the business end user location. The picture also shows DSL equipment located in a multidwelling unit location to provide Internet access to end users living in the dwelling unit.


Description of Interior Graphics

On page 36, there is a graphic labeled "The local-loop bottleneck." There is a central graphic of interconnected spheres representing the "Service Provider Broadband Network." On the top left, there is a graphic of a house, labeled "Residence," that is connected to the central graphic via a graphic depiction of a telephone pole and telephone lines labeled the "Copper Wire Local Loop." On the bottom left there is a graphic of an apartment building, labeled "Multi-Dwelling Unit," that is connected to the central graphic via a similar depiction of the telephone pole and wire. On the far right, there is a graphic of a building, labeled "Business," that is connected to the central graphic via another telephone pole and wire, also labeled "Copper Wire Local Loop." There is a text box below the entire graphic which reads as follows:

     The local-loop bottleneck. The barrier to high-speed data transmission is the local loop. Commonly used modems connect a customer's PC to the network service provider but the data transmission rate is limited to 56 kilobits per second. Once the data reaches the service provider's "broadband" network, the transmission capacity ranges from millions of bits per second to over 600 million bits per second between points within the network using fiber optic and microwave transmission systems.

                                [GLOBESPAN LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by GlobeSpan in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC registration fee........................................  $   15,290
NASD fee....................................................       6,500
Nasdaq National Market listing fee..........................      30,000
Printing and engraving expenses.............................     300,000
Legal fees and expenses.....................................     750,000
Accounting fees and expenses................................     450,000
Blue sky fees and expenses..................................      10,000
Transfer agent fees.........................................      10,000
Miscellaneous fees and expenses.............................     128,210
                                                              ----------
          Total.............................................  $1,700,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII, Section 6, of the Registrant's bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to GlobeSpan and its stockholders. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to GlobeSpan for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. Prior to the closing of this offering, the Registrant will enter into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since June 7, 1996, Registrant has issued and sold the following securities (which numbers do not reflect the 8.75 for 1 split effected on November 25, 1996, the 2 for 1 split effected on October 16, 1997, the 1.5 for 1 split effected on February 25, 1998, or the reverse 1 for 3 split to be effected prior to this offering):

          (1) On June 7, 1996, Registrant issued 1,000 shares in a private placement of its common stock at a purchase price of $1.00 per share, for cash in the aggregate amount of $1,000, to Communication Partners, L.P. pursuant to the divestiture of GlobeSpan.

          (2) On July 31, 1996, Registrant issued a warrant for 150,000 shares of its common stock, with an exercise price of $58.83, to Lucent Technologies in connection with the divestiture of GlobeSpan.

          (3) On November 25, 1996, Registrant issued an aggregate of 4,000,000 shares in a private placement of its common stock, at a purchase price of $1.00 per share, for cash in the aggregate amount of $4,000,000, to Communication Partners, L.P. pursuant to a Common Stock Purchase Agreement.

          (4) As of March 11, 1999, Registrant has sold and issued 897,369 shares of its common stock for an aggregate purchase price of $916,985 to employees and consultants pursuant to direct issuance and to exercises of options under its 1996 Option Plan.

          (5) On May 6, 1999, in a private placement with Intel Corporation and Cisco Systems, Inc., Registrant issued 4,384,363 shares of its Series A Preferred Stock, warrants to purchase up to 900,000 shares of our Common Stock at an average exercise price of $13.75 per share and warrants to purchase up to 600,000 shares at the initial price of our shares in this offering (to be appropriately adjusted for stock splits, stock dividends, recapitalizations and the like). The purchase price for the Series A Preferred Stock and warrants was an aggregate amount of $12,000,001.

     The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS


    EXHIBIT
      NO.                              DESCRIPTION
     1.1**     Form of Underwriting Agreement (preliminary form).
     3.1***    Certificate of Incorporation of the Registrant, as amended to date.
     3.2**     Form of Restated Certificate of Incorporation to be filed
               upon the closing of the offering made pursuant to this
               Registration Statement.
     3.3**     Bylaws of the Registrant.
     3.4**     Bylaws of the Registrant effective upon the close of the
               offering made pursuant to this Registration Statement.
     4.1       Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 10.20.
     4.2**     Specimen Common Stock certificate.
     5.1**     Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
               Hachigian.
    10.1**     Form of Indemnification Agreement.

    EXHIBIT
      NO.                              DESCRIPTION
    10.2**     1999 Equity Incentive Plan.
    10.3**     Employee Stock Purchase Plan.
    10.4**     1999 Director Stock Plan.
    10.5**     Business Loan Agreement between BankAmerica Business Credit and Registrant, dated May 14, 1998.
    10.6**     Warrant for the purchase of Common Stock made by the
               Registrant and held by Lucent Technologies Inc., dated July
               31, 1996.
    10.7**     Real Property Lease between Paradyne Corporation and Shav
               Associates, dated October 8, 1996.
    10.8**     Real Property Sublease by and between Registrant and
               Paradyne Corporation, dated December 10, 1997.
    10.9**     Amendment to Real Property Sublease by and between
               Registrant and Paradyne Corporation, dated January 1, 1999.
    10.10**    Termination Agreement between Registrant and Paradyne
               Corporation, dated December 31, 1998.
    10.11**    Subordinated Promissory Note between Registrant and
               Communication Partners, L.P., dated December 15, 1998.
    10.12**    Employment Agreement between Registrant and Armando Geday, dated April 1, 1997.
    10.13**    Employment Agreement between Registrant and Thomas Epley,
               dated August 29, 1997.
    10.14**+   Agreement for the Manufacture and Sale of ASIC Products
               between Registrant and Lucent Technologies Inc.
               Microelectronics, dated March 23, 1999.
    10.15**    Intellectual Property Agreement among Registrant, Lucent
               Technologies Inc. and Paradyne Corporation, dated July 31,
               1996.
    10.16**    Tax Matters Agreement between Registrant and Paradyne
               Corporation dated July 31, 1996.
    10.17**+   Product Supply Agreement between Registrant and Paradyne
               Corporation dated March 16, 1999.
    10.18**    AT&T Trademark and Patent Agreement between Registrant, AT&T
               Corp. and Paradyne Corporation, dated July 31, 1996.
    10.19**    Investors' Rights Agreement between Registrant, Intel
               Corporation, Cisco Systems, Inc. and Communication Partners,
               L.P., dated May 6, 1999.
    10.20**    Warrant for the purchase of Common Stock made by the
               Registrant and held by Cisco Systems, Inc., dated May 6,
               1999.
    10.21**    Warrant for the purchase of Common Stock made by the
               Registrant and held by Intel Corporation, dated May 6, 1999.
    10.22**    Covenant Not to Sue between Registrant and Intel
               Corporation, dated May 6, 1999.
    23.1       Consent of Independent Accountants.
    23.2       Consent of Counsel. Reference is made to Exhibit 5.1.
    24.1**     Power of Attorney (see page II-5).
    27.1**     Financial Data Schedule for EDGAR Filing.


---------------

** Previously filed.



*** Corrected version of previously filed document.


  + Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Red Bank, State of New Jersey, on this 22nd day of June, 1999.


                                      GLOBESPAN, INC.

                                      By: /s/ ARMANDO GEDAY
                                         ---------------------------------------
                                          Armando Geday
                                          President and Chief Executive Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 5 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:



                   SIGNATURE                                      TITLE                      DATE
------------------------------------------------  -------------------------------------  -------------
               /s/ ARMANDO GEDAY                   President, Chief Executive Officer    June 22, 1999
------------------------------------------------    (Principal Executive Officer) and
                 Armando Geday                                  Director

              /s/ ROBERT MCMULLAN                        Chief Financial Officer         June 22, 1999
------------------------------------------------   (Principal Financial and Accounting
                Robert McMullan                                 Officer)

                                                                Director                 June 22, 1999
------------------------------------------------
                 Thomas Epley*

                                                                Director                 June 22, 1999
------------------------------------------------
                 Keith Geeslin*

                                                                Director                 June 22, 1999
------------------------------------------------
                 David Stanton*

                                                                Director                 June 22, 1999
------------------------------------------------
                 Dipanjan Deb*

                                                                Director                 June 22, 1999
------------------------------------------------
                 James Coulter*

                                                                Director                 June 22, 1999
------------------------------------------------
                Barbara Connor*

                                                                Director                 June 22, 1999
------------------------------------------------
                Federico Faggin*

             *By: /s/ ARMANDO GEDAY
     -------------------------------------
                 Armando Geday
                Attorney-in-Fact

            *By: /s/ ROBERT MCMULLAN
     -------------------------------------
                Robert McMullan
                Attorney-in-Fact

                                 EXHIBIT INDEX


    EXHIBIT
      NO.                              DESCRIPTION
     1.1**     Form of Underwriting Agreement (preliminary form).
     3.1***    Certificate of Incorporation of the Registrant, as amended to date.
     3.2**     Form of Restated Certificate of Incorporation to be filed
               upon the closing of the offering made pursuant to this
               Registration Statement.
     3.3**     Bylaws of the Registrant.
     3.4**     Bylaws of the Registrant effective upon the close of the
               offering made pursuant to this Registration Statement.
     4.1       Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 10.20.
     4.2**     Specimen Common Stock certificate.
     5.1**     Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
               Hachigian.
    10.1**     Form of Indemnification Agreement.
    10.2**     1999 Equity Incentive Plan.
    10.3**     Employee Stock Purchase Plan.
    10.4**     1999 Director Stock Plan.
    10.5**     Business Loan Agreement between BankAmerica Business Credit and Registrant, dated May 14, 1998.
    10.6**     Warrant for the purchase of Common Stock made by the
               Registrant and held by Lucent Technologies Inc., dated July
               31, 1996.
    10.7**     Real Property Lease between Paradyne Corporation and Shav
               Associates, dated October 8, 1996.
    10.8**     Real Property Sublease by and between Registrant and
               Paradyne Corporation, dated December 10, 1997.
    10.9**     Amendment to Real Property Sublease by and between
               Registrant and Paradyne Corporation, dated January 1, 1999.
    10.10**    Termination Agreement between Registrant and Paradyne
               Corporation, dated December 31, 1998.
    10.11**    Subordinated Promissory Note between Registrant and
               Communication Partners, L.P., dated December 15, 1998.
    10.12**    Employment Agreement between Registrant and Armando Geday, dated April 1, 1997.
    10.13**    Employment Agreement between Registrant and Thomas Epley,
               dated August 29, 1997.
    10.14**+   Agreement for the Manufacture and Sale of ASIC Products
               between Registrant and Lucent Technologies Inc.
               Microelectronics, dated March 23, 1999.
    10.15**    Intellectual Property Agreement among Registrant, Lucent
               Technologies Inc. and Paradyne Corporation, dated July 31,
               1996.
    10.16**    Tax Matters Agreement between Registrant and Paradyne
               Corporation dated July 31, 1996.
    10.17**+   Product Supply Agreement between Registrant and Paradyne
               dated March 16, 1999.
    10.18**    AT&T Trademark and Patent Agreement between Registrant, AT&T
               Corp. and Paradyne Corporation, dated July 31, 1996.
    10.19**    Investors' Rights Agreement between Registrant, Intel
               Corporation, Cisco Systems, Inc. and Communication Partners,
               L.P., dated May 6, 1999.
    10.20**    Warrant for the purchase of Common Stock made by the
               Registrant and held by Cisco Systems, Inc., dated May 6,
               1999.

    EXHIBIT
      NO.                              DESCRIPTION
    10.21**    Warrant for the purchase of Common Stock made by the
               Registrant and held by Intel Corporation, dated May 6, 1999.
    10.22**    Covenant Not to Sue between Registrant and Intel
               Corporation, dated May 6, 1999.
    23.1       Consent of Independent Accountants.
    23.2       Consent of Counsel. Reference is made to Exhibit 5.1.
    24.1**     Power of Attorney (see page II-5).
    27.1**     Financial Data Schedule for EDGAR Filing.


---------------

 ** Previously filed.



*** Corrected version of previously filed document.


  + Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.